

2011 Annual Report



Gartner

Dear Shareholders:



Gene Hall
Chief Executive Officer



Chris Lafond
Chief Financial Officer

The landscape of information technology (IT) and supply chain management is continually relevant, complex and ever-changing. Our clients are facing more technology innovations than ever before — innovations that are transforming the way they work, where they work from and how they collaborate within an ever-expanding global community.

Gartner is the pre-eminent organization at the center of IT and supply chain innovation. Our clients — chief information officers (CIOs), IT leaders, and supply chain professionals — depend on us for the insight and advice they need to determine where and how to best use IT and the supply chain to accomplish their business objectives. We have nearly 1,300 research analysts and consultants advising thousands of executives every year. We cut through the complexities of IT and supply chain management to deliver valuable insights to organizations of every shape and size, across all geographies and in every industry.

A Consistent Strategy for Growth

Every institution in the world is under pressure to improve. Because technology is one of the most important drivers of improvement and competitive advantage for virtually every institution in the world, we have a vast market opportunity. Despite an impressive client base, we believe we have captured only a small percentage of this potential market opportunity. There are still thousands of companies across the globe that do not currently use our services, but would benefit from doing so. The same holds true for hundreds of thousands of IT and supply chain professionals within our existing client base.

To continue capturing this expansive market, we have a consistent strategy for growth. The fundamentals of this strategy are:

- Create extraordinary research insight.
- Deliver innovative and highly differentiated product offerings.
- Build strong sales capability.
- Provide world-class client service.
- Continuously improve operational effectiveness.

The ongoing success of our winning strategy is evident in our impressive and sustained track record of growth across our key metrics from 2004 through 2011. During that period, contract value grew at a compound annual growth rate (CAGR) of 12%, and rose more than 14% in 2011. Normalized EBITDA grew at a CAGR of 15%. Earnings per share grew at a CAGR of 48%. During that same period, EBITDA margin expanded by more than 700 basis points.

In 2011, uncertainty in the global economy lingered, yet we met or exceeded our targets for the year. We generated $1.47 billion of revenue, an increase of 14% year over year. Full-year free cash flow was $213.6 million, up 11% over 2010. Diluted income per share was $1.39, compared to $0.96 in 2010, and cash provided by operating activities was $255.6 million.

Contents

Business Unit Review

Gartner Research, our largest and most profitable business, ended the year with another record-breaking fourth quarter in new business and reported contract value (a key indicator of future revenue and profitability) of $1.12 billion, the highest reported contract value in Gartner history. Revenue was $1.01 billion, an increase of 14% year over year excluding the impact of foreign exchange.

Gartner Consulting generated revenue of $308 million. Driven by improved demand for our unique consulting services, we closed the year with $100.6 million of backlog, our leading indicator of future growth in this segment. Gartner Consulting is aligned to the critical key initiatives addressed by Gartner Research, enabling us to leverage our core competencies, methodologies and tools to provide customized solutions to our clients' top priorities.

Gartner Events remains strong and again outperformed expectations for the year. Our flagship event, Gartner Symposium ITxpo® drove record attendance. In total, the 60 events we held in 2011 generated revenue of $148.5 million, up 21% over 2010 excluding foreign exchange impact, and attracted a total of 42,748 attendees. Our events business is the leading global IT conference provider, enabling IT and supply chain professionals around the world to experience our research, interact with our analysts and meet with technology providers — all in a single forum.

Consistent Execution for Long-Term Results

Gartner closed 2011 with strong momentum driven by the continued success of our winning business strategy. The Gartner brand, the extraordinary research insights we deliver through world-class products and services, and our vast, untapped market opportunity put us in an excellent position for accelerated and sustained double-digit growth.

Our effort to continuously improve and innovate across all aspects of our business is ongoing. We continue to invest in areas that will enable us to capture more of a global market where enterprises increasingly need our help with challenging technology issues.

Gartner is the strongest company it has ever been. We look forward to building on our eight quarters of year-over-year growth by delivering extraordinary value to clients, associates and shareholders.

On behalf of everyone at Gartner, thank you for your support.

Gene Hall

Gene Hall
Chief Executive Officer

Chris Lafond
Chief Financial Officer

The Numbers: Highlights

Segment Revenue 2011 ($ in millions)


Events: $149
Consulting: $308
Research: $1,012

Research Contract Value ($ in millions)


$1,200
$1,000
$800
$600
$400
$200
$0
$753
$834
$784
$978
$1,116
2007
2008
2009
2010
2011

Comparison of Five-Year Cumulative Total Return
Among Gartner, Inc., the S&P Midcap 400 Index and a Peer Group

The graph compares the cumulative 5-year total return attained by shareholders on Gartner, Inc. common stock relative to the cumulative total returns of the S&P Midcap 400 index, and a customized peer group of two companies that includes Forrester Research Inc. and The Corporate Executive Board Company. The graph tracks the performance of a $100 investment in Gartner, Inc. common stock, in the peer group, and the index (with the reinvestment of all dividends) from 12/31/2006 to 12/31/2011.


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Gartner, Inc.
S&P Midcap 400 Index
Peer Group
12/06
12/07
12/08
12/09
12/10
12/11

(In thousands, except per share, employee and research client organization data)

	Year ended December 31,				
	2011	2010	2009	2008	2007
STATEMENT OF OPERATIONS DATA [1]					
Total revenues	$ 1,468,588	$ 1,288,454	$ 1,139,800	$ 1,279,065	$ 1,168,475
Income from continuing operations	136,902	96,285	82,964	97,148	70,666
Diluted income per common share from continuing operations	$ 1.39	$ 0.96	$ 0.85	$ 0.98	$ 0.65
Weighted average shares outstanding (diluted)	98,846	99,834	97,549	99,028	108,328
Common shares outstanding at year-end	93,343	95,989	95,878	93,881	99,032
CASH FLOW DATA [1]					
Operating cash flows	$ 255,566	$ 205,499	$ 161,937	$ 184,350	$ 148,335
BALANCE SHEET DATA [1]					
Cash and cash equivalents	$ 142,739	$ 120,181	$ 116,574	$ 140,929	$ 109,945
Current assets	705,785	621,102	557,825	554,524	557,790
Total assets	1,379,872	1,285,658	1,215,279	1,093,065	1,133,210
Current liabilities	921,137	811,152	898,173	792,409	876,012
Total debt	200,000	220,156	329,000	416,250	394,000
Total liabilities	1,198,088	1,098,602	1,102,744	1,114,381	1,115,712
Stockholders' equity (deficit)	$ 181,784	$ 187,056	$ 112,535	$ (21,316)	$ 17,498

	As of December 31,				
	2011	2010	2009	2008	2007
STATISTICAL DATA [1]					
Research contract value	$ 1,115,801	$ 977,710	$ 784,443	$ 834,321	$ 752,533
Research client organizations	12,427	11,601	10,492	10,579	10,189
Consulting backlog	$ 100,564	$ 100,839	$ 90,891	$ 97,169	$ 121,400
Employees	4,975	4,461	4,015	4,198	4,006

Note:
(1) In December 2009 we acquired AMR Research, Inc. and Burton Group, Inc. The financial results of these businesses are included beginning on their respective acquisition dates. Statistical data includes these businesses beginning in 2010.

Investor Relations

As a Gartner shareholder, you're invited to take advantage of shareholder services or to request more information about Gartner.

Account Questions
Our transfer agent can help you with a variety of shareholder-related services, including:

- Account information
- Transfer instructions
- Change of address
- Lost certificates
- Direct share registration

You can call our transfer agent at:

+1 800 937 5449 (toll-free; U.S. shareholders only)
+1 718 921 8124 (non-U.S. shareholders)

You can also write our transfer agent and registrar at:
American Stock Transfer & Trust
Company, LLC
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038
U.S.A.
info@amstock.com

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Gartner stock through a brokerage firm can contact their broker to request consolidation of their accounts.

Contact Information
To contact Gartner Investor Relations, call +1 203 316 6537 or send a fax to +1 203 316 6525. We can be contacted during East Coast business hours to answer investment-oriented questions about Gartner.

In addition, you can write us at:
Gartner Investor Relations
56 Top Gallant Road
P.O. Box 10212
Stamford, CT 06904-2212
U.S.A.

Or send us an e-mail at: investor.relations@gartner.com.
To get financial information online, visit investor.gartner.com.

Independent Registered Public Accounting Firm

KPMG LLP
345 Park Avenue
New York, NY 10154
U.S.A.

Scan this code to view the Gartner Investor Relations page on your mobile device.

Gartner®

April 24, 2012

Dear Stockholder:

On behalf of the Board of Directors and Management of Gartner, Inc., I invite you to attend our 2012 Annual Meeting of Stockholders to be held on Thursday, June 7, 2012, at 10 a.m. local time, at our corporate headquarters at 56 Top Gallant Road, Stamford, Connecticut.

Details of the business to be conducted at the meeting are given in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow this letter.

We have mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2011 Annual Report to Stockholders and our 2012 Proxy Statement online, how to request a paper copy of these materials and how to vote on the four management Proposals put before you this year. In addition, by following the additional instructions in the Proxy Statement, stockholders may request proxy materials electronically by email or in printed form by mail on an ongoing basis.

Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares, regardless of the number of shares you hold, by utilizing the voting options available to you as described in the Proxy Statement.

If you have any questions about the meeting, please contact our Investor Relations Department at (203) 316-6537.

We look forward to seeing you at the meeting.

Sincerely,

Gene Hall

Eugene A. Hall
Chief Executive Officer

Gartner®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date:	Thursday, June 7, 2012
Time:	10:00 a.m. local time
Location:	56 Top Gallant Road Stamford, Connecticut 06902
Matters To Be Voted On:	(1) Election of nine members of our Board of Directors; (2) Advisory approval of the Company's executive compensation; (3) Approval of the Amended and Restated Executive Performance Bonus Plan; and (5) Ratification of the selection of KPMG LLP as our independent auditors for the 2012 fiscal year
Record Date:	April 12, 2012 - You are eligible to vote if you were a stockholder of record on this date.
Voting Methods:	**By Internet** – go to ***"www.proxyvote.com"*** and follow instructions **By Telephone** – call **1-800-690-6903**, 24 hours a day, and follow instructions **By Mail** – if you received your proxy materials by mail, complete and sign your proxy card and return in enclosed envelope or mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717 **In Person** – attend the Annual Meeting and vote in person
Importance Of Vote:	Submit a proxy as soon as possible to ensure that your shares are represented. If your shares are held in "street name," we urge you to instruct your broker how to vote your shares. Voting promptly will insure that we have a quorum at the meeting and will save us additional proxy solicitation expenses.

By Order of the Board of Directors,

Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 24, 2012

TABLE OF CONTENTS

(This Page Intentionally Left Blank.)

Gartner®

56 Top Gallant Road
Stamford, Connecticut 06902

PROXY STATEMENT

For the Annual Meeting of Stockholders
to be held on June 7, 2012

GENERAL INFORMATION

THE ANNUAL MEETING AND PROPOSALS

The 2012 Annual Meeting of Stockholders of Gartner, Inc. will be held on Thursday, June 7, 2012, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and described in greater detail below. This Proxy Statement and form of proxy, together with our 2011 Annual Report to Stockholders, are being furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and any adjournment of the meeting, and are first being made available to our stockholders on or around April 24, 2012. We will refer to your company in this Proxy Statement as "we", "us", the "Company" or "Gartner."

The four proposals to be considered and acted upon at the Annual Meeting, which are described in more detail in this Proxy Statement, are:

- Election of nine nominees to our Board of Directors;
- Advisory approval of the Company's executive compensation;
- Approval of the Amended and Restated Executive Performance Bonus Plan; and
- Ratification of the selection of KPMG LLP as our independent auditors for the 2012 fiscal year.

INFORMATION CONCERNING PROXY MATERIALS AND THE VOTING OF PROXIES

Why Did You Receive a Notice Regarding Availability of Proxy Materials?

Securities and Exchange Commission (SEC) rules allow companies to furnish proxy materials to their stockholders via the Internet. This "e-proxy" process expedites stockholders' receipt of proxy materials, while significantly lowering the costs and reducing the environmental impact of our annual meeting. Accordingly, on April 24, 2012, we mailed to our stockholders a notice regarding the availability of proxy materials (the "Notice"). If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access our proxy materials for the 2012 Annual Meeting on a website, how to request a printed set of proxy materials and how to vote your shares. We expect to shortly mail paper copies of our proxy materials to certain stockholders who have already elected to receive printed materials.

How Can You Get Electronic Access to Proxy Materials?

The Notice provides instructions regarding how to view our proxy materials for the 2012 Annual Meeting online. As explained in greater detail in the Notice, to view the proxy materials and vote, you will need to visit: ***www.proxyvote.com*** and have available your 12-digit Control number(s) located on your Notice.

How Can You Request Paper or Email Copies of Proxy Materials?

If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. If you want to receive paper or email copies of the proxy materials, you must request them. There is no charge for requesting a copy. To facilitate timely delivery, please make your request on or before May 24, 2012. To request paper or e-mail copies, stockholders can go to ***www.proxyvote.com***, call **1-800-579-1639** or send

an email to ***sendmaterial@proxyvote.com***. Please note that if you request materials by email, send a blank email with your 12-digit Control number(s) (located on your Notice) in the subject line.

How Can You Sign Up to Receive Future Proxy Materials Electronically?
You have the option to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet. If you elect this option, the Company will only mail materials to you in the future if you request that we do so. To sign up for electronic delivery, please follow the instructions below under "How Can You Vote" to vote using the Internet and vote your shares. After submitting your vote, follow the prompts to sign up for electronic delivery.

Who Can Vote at the Annual Meeting?
Only stockholders of record at the close of business on April 12, 2012 (the "Record Date") may vote at the Annual Meeting. As of the Record Date, there were 93,278,820 shares of our common stock, par value $.0005 per share ("Common Stock") outstanding and eligible to be voted. Treasury shares are not voted.

How Can You Vote?
You may vote using one of the following methods:

- **Internet.** You may vote on the Internet up until 11:59 PM Eastern Time on June 6, 2012 by going to the website for Internet voting on the Notice or your proxy card ***(www.proxyvote.com)*** and following the instructions on your screen. Have your Notice or proxy card available when you access the web page. If you vote by the Internet, you should not return your proxy card.
- **Telephone.** You may vote by telephone by calling the toll-free telephone number on your proxy card (**1-800-690-6903**), 24 hours a day and up until 11:59 PM Eastern Time on June 6, 2012, and following prerecorded instructions. Have your proxy card available when you call. If you vote by telephone, you should not return your proxy card.
- **Mail.** If you received your proxy materials by mail, you may vote by mail by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717.
- **In Person.** You may vote your shares in person by attending the Annual Meeting and submitting your proxy at the meeting.

All shares that have been voted properly by an unrevoked proxy will be voted at the Annual Meeting in accordance with your instructions. If you sign and submit your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted for each proposal as our Board recommends.

How to Revoke Your Proxy or Change Your Vote
A later vote by any means will cancel an earlier vote. You can revoke your proxy or change your vote before your proxy is voted at the Annual Meeting by:

- giving written notice of revocation to: Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212; or
- submitting another timely proxy by the Internet, telephone or mail; or
- attending the Annual Meeting and voting in person. If your shares are held in the name of a bank, broker or other holder of record, to vote at the Annual Meeting you must obtain a proxy executed in your favor from the holder of record and bring it to the Annual Meeting in order to vote. Attendance at the Annual Meeting will not, by itself, revoke your prior proxy.

How Many Votes You Have
Each stockholder has one vote for each share of our Common Stock that he or she owned on the Record Date for all matters being voted on.

If Your Shares Are Held in "Street Name," How Will Your Broker Vote?
Holders of shares held in brokerage or "street name" accounts should be aware of changes in voting rules that will affect whether their shares will be voted on the Proposals submitted at the meeting. Under applicable New York Stock Exchange (NYSE) rules relating to the discretionary voting of proxies by brokers, brokers are not permitted to vote shares with respect to the election of directors, executive compensation and the Amended and Restated Executive Performance Bonus Plan without instructions from the beneficial owner. However, brokers will still be able to vote shares held in brokerage accounts with respect to the ratification of the selection of an independent registered public accounting firm, even if they do not receive instructions from the beneficial owner. Therefore, holders of shares held in brokerage or street name accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with Proposals One, Two and Three. Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given.

Quorum
A quorum is constituted by the presence, in person or by proxy, of holders of our Common Stock representing a majority of the number of shares of Common Stock entitled to vote. Abstentions and broker non-votes (described above) will be considered present to determine the presence of a quorum.

Votes Required
Proposal One: Each nominee must receive more "FOR" votes than "AGAINST" votes to be elected. Any nominee who fails to achieve this threshold must tender his or her resignation from the Board.

Proposals Two, Three and Four: The affirmative "FOR" vote of a majority of the votes cast is required to approve Proposal Two — the advisory approval of the Company's executive compensation; Proposal Three — the approval of the Amended and Restated Executive Performance Bonus Plan; and Proposal Four — the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

If any other matters are brought properly before the Annual Meeting, the persons named as proxies in the accompanying proxy card will have the discretion to vote on those matters for you. If for any reason any of the nominees is not available as a candidate for director at the Annual Meeting, the persons named as proxies will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors. As of the date of this Proxy Statement, we were unaware of any other matter to be raised at the Annual Meeting.

What Are the Recommendations of the Board?
The Board of Directors recommends that you vote **FOR** the election of the nine nominees to our Board of Directors, **FOR** the advisory approval of the Company's executive compensation, **FOR** approval of the Amended and Restated Executive Performance Bonus Plan and **FOR** the ratification of the selection of KPMG LLP as our independent auditor for fiscal 2012.

Who Is Distributing Proxy Materials and Bearing the Cost of the Solicitation?
This solicitation of proxies is being made by the Board of Directors and we will bear the entire cost of this solicitation, including costs associated with mailing the Notice and related Internet access to proxy materials, the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any additional solicitation material that we may provide to stockholders. Gartner will request brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others to solicit proxies from these persons and will pay the costs associated with such activities. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic mail and other means by our directors, officers and employees. No additional compensation will be paid to these individuals for any such services. We have also retained Georgeson Inc. to assist with the solicitation of proxies at an anticipated cost of $6,500 which will be paid by the Company.

Where can I find the voting results of the Annual Meeting?

We will also disclose voting results on a Form 8-K filed with the SEC within four business days after the 2012 Annual Meeting, which will also be available on our investor relations website — ***www.investor.gartner.com.***

Who Can Answer Your Questions?

If you have questions about this Proxy Statement or the Annual Meeting, please call our Investor Relations Department at (203) 316-6537.

PROPOSAL ONE:

ELECTION OF DIRECTORS

GENERAL INFORMATION ABOUT OUR BOARD OF DIRECTORS AND NOMINEES

Our Board, acting through the Governance/Nominating Committee, is responsible for assembling for stockholder consideration each year a group of nominees that, taken together, has the experience, qualifications, attributes and skills appropriate and necessary to carry out the duties and responsibilities of, and to function effectively as, the board of directors of Gartner. The Governance Committee regularly reviews the composition of the board in light of the needs of the Company, its assessment of board and committee performance, and the input of stockholders and other key stakeholders. The Governance Committee looks for certain common characteristics in all nominees, including integrity, strong professional experience and reputation, a record of achievement, constructive and collegial personal attributes and the ability and commitment to devote sufficient time and effort to board service. In addition, the Governance Committee seeks to include on the board a complementary mix of individuals with diverse backgrounds and skills that will enable the board as a whole to effectively manage the array of issues it will confront in furtherance of its duties. These individual qualities can include matters such as experience in the technology industry; experience managing and operating large public companies; financial, accounting, executive compensation and capital markets expertise; and leadership skills and experience.

Our Board currently has nine directors who serve for annual terms. All of the nominees listed below are incumbent directors who have been nominated by the Governance Committee and Board for re-election, and have agreed to serve another term. If any nominee is unable or declines unexpectedly to stand for election as a director at the Annual Meeting, proxies will be voted for a nominee designated by the present Board to fill the vacancy. Each person elected as a director will continue to be a director until the 2012 Annual Meeting or until a successor has been elected.

Michael J. Bingle
Richard J. Bressler
Raul E. Cesan
Karen E. Dykstra
Anne Sutherland Fuchs
William O. Grabe
Eugene A. Hall
Stephen G. Pagliuca
James C. Smith

Our CEO, Eugene A. Hall, has an employment agreement with the Company that obligates the Company to include him on the slate of nominees to be elected to our Board during the term of the agreement. See "Executive Compensation — Employment Agreements with Executive Officers." There are no other arrangements between any director or nominee and any other person pursuant to which the director or nominee was selected. None of our directors or executive officers is related to another director or executive officer by blood, marriage or adoption.

MAJORITY VOTE STANDARD

In February 2012, the Board approved amendments to the Company's Bylaws and to the Board Principles and Practices to adopt a majority vote standard for the election of directors, effective immediately. The amendments provide that a nominee must receive more FOR votes than AGAINST votes for election as a director. Should a nominee fail to achieve this threshold, the nominee must immediately tender his or her resignation to the Chairman. The Board, in its discretion, can determine whether or not to accept the resignation.

INFORMATION ABOUT DIRECTOR NOMINEES

The name, age, principal occupation for the last five years, public company board experience, selected additional biographical information and period of service as a director of the Company of each of the nominees for election as a director are set forth below. Additionally, set forth below is a summary of each

director's experience, qualifications and background which, among other factors, support their respective qualifications to continue to serve on our Board.

Michael J. Bingle, 40, has been a director since October 2004. Mr. Bingle is a Managing Director of Silver Lake, a private equity firm that he joined in January 2000. Prior thereto, he was a Principal with Apollo Management, L.P., a private investment partnership, and an investment banker at Goldman, Sachs & Co., an investment banking firm. He is a director of several private companies and a former director of TD Ameritrade Holding. Mr. Bingle's investing, investment banking and capital markets expertise, coupled with his extensive working knowledge of Gartner (a former Silver Lake portfolio company), its financial model and core financial strategies, provide valuable perspective and guidance to our Board and Governance Committee, and qualify him to continue to serve as director.

Richard J. Bressler, 54, has been a director since February 2006. Mr. Bressler joined Thomas H. Lee Partners, L.P., a private equity firm, as a Managing Director in 2006. From May 2001 through 2005, Mr. Bressler was Senior Executive Vice President and Chief Financial Officer of Viacom Inc. Prior to joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive of Time Warner Digital Media and as Executive Vice President and Chief Financial Officer of Time Warner Inc. Before joining Time Warner Inc., Mr. Bressler was a Partner with Ernst & Young. Mr. Bressler is a director of The Nielsen Company B.V. and CC Media Holdings, Inc., and a former director of America Media Operations, Inc. and Warner Music Group Corp. He is also a Board Observer of Univision Communications, Inc. Mr. Bressler qualifies as an audit committee financial expert, and his extensive financial and operational roles at large U.S. public companies bring a wealth of management, financial, accounting and professional expertise to our Board and Audit Committee, and qualify him to continue to serve as director.

Raul E. Cesan, 64, has been a director since February 2012. Since 2001, Mr. Cesan has been the Founder and Managing Partner of Commercial Worldwide LLC, an investment firm. Prior thereto, he spent 25 years at Schering-Plough Corporation, serving in various capacities of increasing executive responsibility, including most recently as: the President and Chief Operating Officer (from 1998 to 2001); Executive Vice President of Schering-Plough Corporation and President of Schering-Plough Pharmaceuticals (from 1994 – 1998); President of Schering Laboratories, U.S. Pharmaceutical Operations (from 1992 to 1994); and President of Schering-Plough International (from 1988 to 1992). Mr. Cesan is also a director of The New York Times Company. Mr. Cesan's extensive operational and international experience qualify him to continue to serve as director.

Karen E. Dykstra, 53, has been a director since July 2007. From January 2007 until December 2010, Ms. Dykstra had been a Partner of Plainfield Asset Management LLC ("Plainfield"), and she served as Chief Operating Officer and Chief Financial Officer of Plainfield Direct LLC, Plainfield's business development company, from May 2006 to 2010, and as a director from 2007 to 2010. Prior thereto, she spent over 25 years with Automatic Data Processing, Inc., serving most recently as Chief Financial Officer from January 2003 to May 2006, and prior thereto as Vice President — Finance, Corporate Controller and in other capacities. Ms. Dykstra is also a director of Crane Co. and AOL, Inc. Ms. Dykstra qualifies as an audit committee financial expert, and her extensive management, financial, accounting and oversight experience provide important expertise to our Board and Audit Committee, and qualify her to continue to serve as director.

Anne Sutherland Fuchs, 64, has been a director since July 1999. In April 2010, she joined J.C. Penney as a consultant, and in November 2010, she became Group President of the Growth Brands Division of that company. She also serves as the Chair of the Commission on Women's Issues for New York City, a position she has held since 2002. Previously, Ms. Fuchs served as a consultant to companies on branding and digital initiatives, and as a senior executive with operational responsibility at LVMH Moët Hennessy Louis Vuitton, Phillips de Pury & Luxembourg and several publishing companies, including Hearst Corporation, Conde Nast, Hachette and CBS. Ms. Fuchs is also a director of Pitney Bowes Inc. Ms. Fuchs' executive management, content and branding skills plus operations expertise, her knowledge of government operations and government partnerships with the private sector, and her keen interest and knowledge of diversity, governance and executive compensation matters provide important perspective to our Board and its Governance and Compensation Committees, and qualify her to continue to serve as director.

William O. Grabe, 73, has been a director since April 1993. Mr. Grabe is an Advisory Director of General Atlantic LLC, a global private equity firm. Prior to joining General Atlantic in 1992, Mr. Grabe was a Vice President and Corporate Officer of IBM Corporation. Mr. Grabe is presently a director of Compuware Corporation and Lenovo Group Limited, as well as several private companies which are portfolio companies of General Atlantic. He is a former director of LHS AG, Infotech Enterprises Limited, Patni Computer Systems Ltd. and Digital China Holdings Limited. Mr. Grabe's extensive senior executive experience, his knowledge of business operations and his vast knowledge of the global information technology industry have made him a valued member of the Board and Governance Committee, and qualify him to continue to serve as director.

Eugene A. Hall, 55, has been our Chief Executive Officer and a director since August 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and service company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director. As Gartner's CEO, Mr. Hall is responsible for developing and executing on the Company's operating plan and business strategies in consultation with the Board of Directors and for driving Gartner's business and financial performance, and, therefore, is qualified to continue to serve as the principal management representative on the Board.

Stephen G. Pagliuca, 57, has served as a director from July 1990 (except for a six month hiatus beginning in late 2009 when he entered the Massachusetts U.S. Senate race). Mr. Pagliuca is a Managing Director of Bain Capital Partners, LLC and is also a Managing Partner and an owner of the Boston Celtics basketball franchise. Mr. Pagliuca joined Bain & Company in 1982, and founded the Information Partners private equity fund for Bain Capital in 1989. Prior to joining Bain, Mr. Pagliuca worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a former director of Burger King Holdings, Inc., HCA, Inc. (Hospital Corporation of America), Quintiles Transnational Corporation and Warner Chilcott PLC. Mr. Pagliuca has served on our Board since Gartner first became a public company (except during his recent run for public office). He has deep subject matter knowledge of Gartner's history, the development of its business model and the global information technology industry, as well as financial and accounting matters, all of which provide valuable guidance to the Board and qualify him to continue to serve as director.

James C. Smith, 71, has been a director since October 2002 and Chairman of the Board since August 2004. Until its sale in 2004, Mr. Smith was Chairman of the Board of First Health Group Corp., a national health benefits company. He also served as First Health's Chief Executive Officer from January 1984 through January 2002 and President from January 1984 to January 2001. Mr. Smith is a director of various private companies. Mr. Smith's long-time expertise and experience as the founder, senior-most executive and chairman of the board of a successful large public company provides a unique perspective and insight into management and operational issues faced by the Board, Audit Committee and our CEO. This experience, coupled with Mr. Smith's personal leadership qualities, qualify him to continue to serve as director, and as Chairman of the Board.

COMPENSATION OF DIRECTORS

Directors who are also employees receive no fees for their services as directors. All other directors receive the following compensation for their services:

Annual Director Fee:	$50,000 per director and an additional $100,000 for our non-executive Chairman of the Board, payable in arrears in four equal quarterly installments, on the first business day of each quarter. These amounts are paid in common stock equivalents (CSEs) granted under the Company's 2003 Long-Term Incentive Plan ("2003 Plan"), except that a director may elect to receive up to 50% of this fee in cash. The CSEs convert into Common Stock on the date the director's continuous status as a director terminates, unless the director elects accelerated release as provided in the 2003 Plan. The number of CSEs awarded is determined by dividing the aggregate director fees owed for a quarter (other than any amount payable in cash) by the closing price of the Common Stock on the first business day following the close of that quarter.
Annual Committee Chair Fee:	$5,000 for the chair of our Governance Committee and $10,000 for the chairs of our Audit and Compensation Committees. Amounts are payable in the same manner as the Annual Fee.
Annual Committee Member Fee:	$5,000 for our Compensation and Governance Committee members and $10,000 for our Audit Committee members. Committee chairs receive both a committee chair fee and a committee member fee. Amounts are payable in the same manner as the Annual Fee.
Annual Equity Grant:	$130,000 in value of restricted stock units (RSUs), awarded annually on the date of the Annual Meeting. The number of RSUs awarded is determined by dividing $130,000 by the closing price of the Common Stock on the award date. The restrictions lapse one year after grant subject to continued service as director through that date.
Attendance Fee for Board Meetings:	None; we reimburse directors for their expenses to attend meetings.

DIRECTOR COMPENSATION TABLE

This table sets forth compensation earned or paid in cash, and the grant date fair value of equity awards made, to our non-management directors on account of services rendered as a director in 2011. Mr. Hall receives no compensation for service as director. Mr. Cesan joined the board in February 2012.

Name	Fees Earned Or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Michael J. Bingle	55,897	130,000	185,897
Richard J. Bressler	70,000	130,000	200,000
Karen E. Dykstra	60,000	130,000	190,000
Anne Sutherland Fuchs	67,898	130,000	197,898
William O. Grabe	60,000	130,000	190,000
Steven G. Pagliuca	50,000	130,000	180,000
James C. Smith	137,065	130,000	267,065

(1) Includes amounts earned in 2011 and paid in cash and/or common stock equivalents (CSEs) on account of the Annual Director Fee, Annual Committee Chair Fee and/or Annual Committee Member Fee, described above. The fee for the Chairman of the Board was increased from $60,000 to $100,000 in July 2011, and the fee for the Chairman of the Compensation Committee was increased from $5,000 to $10,000 in May 2011. Accordingly, fees shown for Ms. Fuchs, Mr. Bingle and Mr. Smith include pro-rated adjusted fees for serving as Chairman of the Compensation Committee, a member of the Compensation Committee and Chairman of the Board, respectively.

(2) Represents the grant date value of an annual equity award computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, consisting of 3,484 restricted stock units (RSUs) that vest on June 2, 2012, one year from the date of the 2011 Annual Meeting of

Stockholders, subject to continued service through that date. The amount of the annual equity award was increased from $70,000 to $130,000 in mid-2011. Accordingly, the number of RSUs awarded was calculated by dividing $70,000 by the closing price of our Common Stock on June 2, 2011 ($38.34), and $60,000 by the closing price of our Common Stock on August 4, 2011 ($36.16).

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" management's nine nominees for election to the Board of Directors.

CORPORATE GOVERNANCE

Gartner is committed to maintaining strong corporate governance practices. Our Board Principles and Practices (the "Board Guidelines"), available at ***www.investor.gartner.com*** under the "Corporate Governance" link, are reviewed periodically and revised in light of legal, regulatory or other developments, as well as emerging best practices, by our Governance Committee and Board.

DIRECTOR INDEPENDENCE

Our Board Guidelines require that our Board be comprised of a majority of directors who meet the criteria for independence from management set forth by the New York Stock Exchange ("NYSE") in its corporate governance standards.

Our committee charters likewise require that our standing Audit, Compensation and Governance/Nominating Committees be comprised only of independent directors. Additionally, the Audit Committee members must be independent under Section 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Compensation Committee members must be independent under Rule 16b-3 promulgated under the Exchange Act and qualify as outside directors under regulations promulgated under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

Utilizing all of these criteria, as well as all relevant facts and circumstances, the Board annually assesses the independence from management of all non-management directors and committee members by reviewing the commercial, financial, familial, employment and other relationships between each director and the Company, its auditors and other companies that do business with Gartner.

After analysis and recommendation by the Governance Committee, the Board determined that all of our non-management directors (Michael Bingle, Richard Bressler, Raul Cesan, Karen Dykstra, Anne Sutherland Fuchs, William Grabe, Stephen Pagliuca and James Smith) are independent under the NYSE standards; that our Audit Committee members (Ms. Dykstra and Messrs. Bressler and Smith) are also independent under Section 10A-3 of the Exchange Act; and that our Compensation Committee members (Ms. Fuchs and Messrs. Bingle and Smith) are independent under Exchange Act Rule 16b-3 and qualify as outside directors under Code Section 162(m) regulations.

BOARD LEADERSHIP STRUCTURE

The leadership of our Board of Directors rests with our independent Chairman of the Board, Mr. James C. Smith. Gartner believes that the separation of functions between the CEO and Chairman of the Board provides independent leadership of the Board in the exercise of its management oversight responsibilities, increases the accountability of the CEO and creates transparency into the relationship among executive management, the Board of Directors and the stockholders. Additionally, in view of Mr. Smith's extensive experience as a chief executive officer of a major corporation, he is able to provide an independent point of view to our CEO on important management and operational issues.

RISK OVERSIGHT

Management, through the monthly meeting of the executive operating committee, deals with emerging operational and strategic risks facing the Company. Additionally, management believes that, through its Risk function, as well as through its review and testing of internal controls over financial reporting, it maintains robust financial statement risk assessment and risk management processes. The Risk function (which includes Internal Audit) conducts an annual company-wide risk assessment, from which areas of potential risk are identified and an internal audit plan is developed. Internal Audit examines risk areas and makes suggestions to management to ameliorate any identified risk. Management's Disclosure Controls Committee likewise reviews the adequacy of the Company's risk factor disclosures on a quarterly basis.

The Risk function reports directly to the Audit Committee, and provides the committee with a report each quarter. The committee reviews the results of the risk assessment process and the proposed internal audit plan. Subsequent quarterly meetings include an update on ongoing internal audit activities - including results of recent audits and any changes to the audit plan — and insurance updates. Risk also meets with the Audit Committee in executive session on a quarterly basis. At the Audit Committee meetings, areas of potential risk are identified and discussed by management and the committee; the committee often suggests additional areas that may warrant the attention of the Risk function.

As noted above, the Company maintains internal controls and procedures over financial reporting that are updated and tested annually. Any internal control deficiencies and the status of remediation efforts likewise are reported to the Audit Committee on a quarterly basis.

Any areas of significant risk are brought to the attention of the full Board by the Audit Committee. In addition, the Company's strategic objectives and activities are discussed with the Board and approved annually.

Risk Assessment of Compensation Policies and Practices

Management has conducted a risk assessment of the Company's compensation policies and practices, including all executive, non-executive and business unit compensation policies and practices, as well as the variable compensation policies applicable to our global sales force. The results of this assessment have been reported to the Compensation Committee. Management has concluded and the Compensation Committee has agreed that no Company compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

BOARD AND COMMITTEE MEETINGS AND ANNUAL MEETING ATTENDANCE

Our Board held five meetings during 2011. During 2011, all of our directors attended 100% of all Board and committee meetings held (during the periods in which such director served as a director and/or committee member.) At each Board and committee meeting, the non-management directors met in executive session. James C. Smith, our non-executive Chairman of the Board, presided over these executive sessions at the Board meetings, and each committee chairperson presided over the executive sessions at their respective committee meetings. Directors are welcome, but not required, to attend the Annual Meeting of Stockholders. In 2011, only Mr. Hall attended the Annual Meeting of Stockholders.

COMMITTEES GENERALLY AND CHARTERS

As noted above, our Board has three standing committees: Audit, Compensation and Governance/Nominating, and all committee members have been determined by our Board to be independent under applicable standards. Our Board of Directors has approved a written charter for each committee which is reviewed annually and revised as appropriate. A current copy of each charter is available at www.investor.gartner.com under the "Corporate Governance" link. See "Miscellaneous-Available Information" on page 45 below.

The table below provides 2011 committee information for each of the Board Committees:

Name	Audit	Governance/ Nominating	Compensation
Members:			
Michael J. Bingle		X	X
Richard J. Bressler	X (Chair)		
Karen E. Dykstra	X		
Anne Sutherland Fuchs		X	X (Chair)
William O. Grabe		X (Chair)	
Stephen G. Pagliuca			
James C. Smith	X		
Meetings Held in 2011:	5	4	5

Two former directors, Mr. Russell P. Fradin and Mr. Jeffrey W. Ubben, both of whom resigned in 2011, also served as members of the Compensation Committee during 2011. Mr. Cesan joined the board in 2012.

GOVERNANCE/NOMINATING COMMITTEE

Our Governance/Nominating Committee (the "Governance Committee"), considers such matters as:

- the size, composition and organization of our Board;
- the independence of directors;
- our corporate governance policies, including our Board Principles and Practices;
- the criteria for membership as a director and the selection of individuals for election to the Board;
- committee assignments;
- the form and amount of director compensation;
- the performance evaluation of our CEO and management succession planning; and
- annual Board and committee performance evaluations.

While the Governance Committee has not specified minimum qualifications for candidates it recommends, it will consider the qualifications, skills, expertise, qualities, diversity, age, availability and experience of all candidates that are presented for consideration. The Board utilizes a concept of diversity that extends beyond race, gender and national origin to encompass the viewpoints, professional experience and other individual qualities and attributes of candidates that will enable the Board to select candidates who are best able to carry out the Board's responsibilities and complement the mix of talent and experience represented on the Board. In connection with its annual evaluation, the Board considers the appropriateness of the qualifications of existing directors given then current needs.

Candidates for Board nomination may be brought to the attention of the Governance Committee by current Board members, management, stockholders or other persons. All potential new candidates are fully evaluated by the Governance Committee, and then considered by the entire Board for nomination. Stockholders wishing to propose candidates for election must follow our advance notice provisions. See "Process for Submission of Stockholder Proposals for our 2013 Annual Meeting" below.

Stockholders wishing to recommend director candidates for consideration by the Governance Committee may do so by writing to the Chairman of the Governance/Nominating Committee, c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and indicating the recommended candidate's name, biographical data, professional experience and any other qualifications.

AUDIT COMMITTEE

Gartner has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Board has determined that both Ms. Dykstra and Mr. Bressler qualify as audit committee financial experts, as defined by the rules of the SEC, and have the requisite accounting or related financial management expertise required by the NYSE corporate governance listing standards, and that all members are financially literate as required by the NYSE corporate governance listing standards.

Our Audit Committee serves as an independent body to assist in Board oversight of:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence; and
- the Company's Risk and Internal Audit functions.

Additionally, the Committee:

- is directly responsible for the appointment, compensation and oversight of our independent auditors;
- approves the engagement letter describing the scope of the annual audit;
- approves fees for audit and non-audit services;
- provides an open avenue of communication among the independent auditors, the Risk and Internal Audit functions, management and the Board;
- resolves disagreements, if any, between management and the independent auditors regarding financial reporting for the purpose of issuing an audit report in connection with our financial statements; and
- prepares the Audit Committee Report required by the SEC and included in this Proxy Statement on page 38 below.

The independent auditors report directly to the Audit Committee. By meeting with independent auditors and internal auditors, and operating and financial management personnel, the Audit Committee oversees matters relating to accounting standards, policies and practices, any changes thereto and the effects of any changes on our financial statements, financial reporting practices and the quality and adequacy of internal controls. Additionally our Internal Audit function reports directly to the Audit Committee. After each Audit Committee meeting, the Committee meets separately with the independent auditors and separately with the internal auditors, without management present.

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A toll-free phone number that is managed by a third party is available for confidential and anonymous submission of concerns relating to accounting, auditing and other illegal or unethical matters. All submissions are reported to the General Counsel and, in turn, to the Chairman of the Audit Committee. The Audit Committee has the power and funding to retain independent counsel and other advisors as it deems necessary to carry out its duties.

COMPENSATION COMMITTEE

The Compensation Committee has responsibility for administering and approving all elements of compensation for the Chief Executive Officer and other executive officers. It also approves, by direct action or through delegation, all equity awards, grants, and related actions under the provisions of our 2003 Long-Term Incentive Plan (the "2003 Plan"), and administers the 2003 Plan. The Compensation Committee is also responsible for:

- participating in the evaluation of CEO performance (with the input and oversight of the Governance Committee and the Chairman of the Board);
- approving the peer group established for executive compensation benchmarking purposes; and
- providing oversight in connection with company-wide compensation programs.

Finally, the Committee reviewed and approved the Compensation Discussion and Analysis contained in this Proxy Statement, recommended its inclusion herein (and in our 2011 Annual Report on Form 10-K) and issued the related report to stockholders as required by the SEC (see "Compensation Committee Report" on page 25 below).

Exequity LLP ("Exequity") was retained by the Committee to provide information, analyses, and advice to the Compensation Committee during various stages of 2011 executive compensation planning. Exequity reported directly to the Compensation Committee chair. In the course of conducting its activities, Exequity attended meetings of the Committee and briefed the Compensation Committee on executive compensation trends generally.

All of the decisions with respect to determining the amount or form of executive compensation under the Company's executive compensation programs are made by the Committee alone and may reflect factors and considerations other than the information and advice provided by its consultants. Please refer to the "Compensation Discussion and Analysis" beginning on page 18 for a more detailed discussion of the Committee's activities with respect to executive compensation.

Compensation Committee Interlocks and Insider Participation. During 2011, no member of the Compensation Committee served as an officer or employee of the Company, was formerly an officer of the Company or had any relationship with the Company required to be disclosed under "Transactions With Related Persons." Additionally, during 2011, no executive officer of the Company: (i) served as a member of the compensation committee (or full board in the absence of such a committee) or as a director of another entity, one of whose executive officers served on our Compensation Committee; or (ii) served as a member of the compensation committee (or full board in the absence of such a committee) of another entity, one of whose executive officers served on our Board.

DIRECTOR STOCK OWNERSHIP GUIDELINES

The Board believes directors should have a financial interest in the Company. Accordingly, each director is required to own at least 10,000 shares of our Common Stock. New directors have three years from election or appointment to comply with the policy as follows: 25% within one year of election or appointment; 50% within two years of election or appointment; and 100% within three years of election or appointment. We permit directors to apply deferred and unvested equity awards towards satisfying these requirements. All of our directors are in compliance with these guidelines.

CODE OF ETHICS

Gartner has adopted a CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, and a Code of Conduct, which applies to all Gartner officers, directors and employees. All of these codes are available at www.investor.gartner.com under "Corporate Governance." At least annually, each director affirms his or her compliance with the Code of Conduct. See "Miscellaneous-Available Information" below.

EXECUTIVE OFFICERS

GENERAL INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following individuals were serving as our executive officers on April 1, 2012:

Name	Age	Title
Eugene A. Hall	55	Chief Executive Officer & Director
Kendall B. Davis	43	Senior Vice President, End User Programs
Alwyn Dawkins	46	Senior Vice President, Gartner Events
David Godfrey	41	Senior Vice President, Global Sales
Darko Hrelic	55	Senior Vice President & Chief Information Officer
Robin B. Kranich	41	Senior Vice President, Human Resources
Dale Kutnick	62	Senior Vice President, Executive Programs
Christopher J. Lafond	46	Executive Vice President & Chief Financial Officer
Lewis G. Schwartz	61	Senior Vice President, General Counsel & Corporate Secretary
Peter Sondergaard	47	Senior Vice President, Research
Per Anders Waern	50	Senior Vice President, Gartner Consulting
Michael Yoo	43	Senior Vice President, High Tech & Telecom Programs

Eugene A. Hall has been our Chief Executive Officer and a director since 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director.

Kendall B. Davis has been our Senior Vice President, End User Programs since May 2008. Prior thereto, he served as Senior Vice President, High Tech & Telecom Programs, and as Senior Vice President, Strategy, Marketing and Business Development. Prior to joining Gartner in 2005, Mr. Davis spent ten years at McKinsey & Company, where he was a partner assisting clients in the IT industry.

Alwyn Dawkins has been our Senior Vice President, Gartner Events, since May 2008. Previously at Gartner, he served as group vice president, Asia/Pacific Sales, based in Sydney, Australia, and prior thereto, as Group Vice President, Gartner Events, where he held global responsibility for exhibit and sponsorship sales across the portfolio of Gartner events. Prior to joining Gartner in 2002, Mr. Dawkins spent ten years at Richmond Events, culminating in his role as Executive Vice President responsible for its North American business.

David Godfrey has been our Senior Vice President, Global Sales, since April 2010. Most recently, Mr. Godfrey was the leader of Gartner's North American field sales, and prior to this role, he led Gartner's Europe, Middle East and Africa (EMEA) and the Americas inside sales organizations. Before joining Gartner in 1999 as a sales executive, David spent seven years in business development at Exxon Mobil.

Darko Hrelic has been our Senior Vice President & Chief Information Officer since January 2007. Prior to joining Gartner, he spent five years at Automatic Data Processing, Inc., most recently as Vice President and Chief Technology Officer in ADP's Employers Services Division. Prior to joining ADP, Mr. Hrelic spent over 21 years at IBM, principally at the TJ Watson Research Center.

Robin B. Kranich has been our Senior Vice President, Human Resources, since May 2008. Prior thereto, she served as Senior Vice President, End User Programs and as Senior Vice President, Research Operations and Business Development. During her more than 17 years at Gartner, Ms. Kranich has held various additional roles, including Senior Vice President and General Manager of Gartner EXP, Vice President and Chief of Staff to Gartner's president and various sales and sales management roles. Prior to joining Gartner in 1994, Ms. Kranich was part of the Technology Advancement Group at Marriott International.

Dale Kutnick has been our Senior Vice President, Executive Programs since February 2007. Prior to that, he served as Senior Vice President and Director of Research. Prior to joining Gartner in 2005, Mr. Kutnick was the co-founder, Chairman of the Board and Research Director of Meta Group, Inc., where he spent 14 years. Prior to co-founding Meta, Mr. Kutnick was Executive Vice President, Research at Gartner, and Executive Vice President of Gartner Securities.

Christopher J. Lafond has been our Executive Vice President & Chief Financial Officer since 2003. Prior thereto, he served as Chief Financial Officer for Gartner's North America and Latin America operations, Group Vice President and North American Controller, Director of Finance, Vice President of Finance and Assistant Controller. Prior to joining Gartner in 1995, Mr. Lafond was Senior Financial Planner at International Business Machines Corporation and an analyst in fixed-income asset management at J.P. Morgan Investment Management.

Lewis G. Schwartz has been our Senior Vice President, General Counsel & Corporate Secretary since 2001. Prior to joining Gartner, Mr. Schwartz was a partner with the law firm of Shipman & Goodwin LLP, serving on the firm's management committee. Before joining Shipman & Goodwin, Mr. Schwartz was a partner with Schatz & Schatz, Ribicoff & Kotkin, an associate at Skadden, Arps, Slate, Meagher & Flom in New York City, and an assistant district attorney in New York County (Manhattan).

Peter Sondergaard has been our Senior Vice President, Research since 2004. During his 22 years at Gartner, Mr. Sondergaard has held various roles, including Head of Research for the Technology & Services Sector, Hardware & Systems Sector, Vice President and General Manager for Gartner Research EMEA. Prior to joining Gartner, Mr. Sondergaard was research director at International Data Corporation in Europe.

Per Anders Waern has been our Senior Vice President, Gartner Consulting since January 2008. Since joining Gartner in 1998, Mr. Waern has held senior consulting roles principally in EMEA, and served most recently as head of Gartner's global core consulting team. Prior to joining Gartner, Mr. Waern led corporate IT strategy at Vattenfall in Sweden.

Michael Yoo has been our Senior Vice President, High Tech & Telecom Programs since May 2008. Prior to assuming this role, he played a lead role at Gartner in developing and launching new role-based products for both technology providers and CIOs as the head of product development for the High-Tech & Telecom Programs team. Prior to joining Gartner in 2006, he spent four years as a management consultant at McKinsey & Company, serving clients in the high-tech industry. He spent the first ten years of his career as a research physicist, leading nanotechnology research and development efforts at IBM Research, Philips Research and Bell Laboratories.

EXECUTIVE COMPENSATION

This section of the Proxy Statement includes the following:

- The Executive Summary, which highlights our 2011 corporate performance, our pay-for-performance approach and our compensation practices, all of which we believe are relevant to stockholders as they consider their votes on Proposal Two (advisory vote on executive compensation, or "Say-on-Pay").
- The Compensation Discussion and Analysis, or "CD&A", which describes and explains compensation awarded to, earned by, or paid to: our CEO, Eugene A. Hall; our CFO, Christopher J. Lafond; and our next three most highly compensated executive officers — Per Anders Waern, our SVP, Gartner Consulting; Lewis G. Schwartz, our SVP, General Counsel and Corporate Secretary; and Dale Kutnick, our SVP, Executive Programs — in 2011. Collectively, we refer to these five individuals in this Proxy Statement as our "Named Executive Officers" or "NEOs."
- The Compensation Tables and narrative disclosures which report and describe the compensation and benefit amounts paid to our NEOs in 2011.

EXECUTIVE SUMMARY

Record Corporate Performance in 2011

2011 was another year of record achievements for Gartner. We achieved year-over-year Contract Value, EBITDA* (normalized) and Revenue growth of 14%, 21% and 11%, respectively, excluding the impact of foreign exchange. Contract Value (CV), an internal measurement of the annualized value of all subscription research contracts in effect at a specific point in time, crossed the One Billion Dollar mark for the first time in Gartner history in mid 2011, and ended the year at a record $1,116 million. Similarly, revenues from our Research Segment, our largest business segment, also crossed the One Billion Dollar mark for the first time in Gartner history, ending the year at a record $1,012 million. EBITDA rose to $279.4 million and Revenues rose to $1,469 million. Five year CAGR for both CV and EBITDA was 12%. Additionally, our Common Stock rose 5% in 2011, as compared to the S&P 500, which was flat for the year, and NASDAQ, which lost 2%. Total stockholder return was 5%, 95% and 76% on a 1, 3 and 5 year basis, significantly out-performing the S&P 500 and NASDAQ indices for the corresponding periods. In 2011, we returned almost $212 million to our stockholders through stock buybacks. The charts below (dollars in millions) demonstrate these results.

---

* As referred to in this Proxy Statement, EBITDA refers to Normalized EBITDA, which represents operating income excluding depreciation, accretion on obligations related to excess facilities, amortization, stock-based compensation expense, acquisition charges and/or other charges.

[Charts follow on next page]


$1,200
$1,100
$1,000
$900
$800
$700
$600
2006 2007 2008 2009 2010 2011
CV


$280
$260
$240
$220
$200
$180
$160
$140
2006 2007 2008 2009 2010 2011
EBITDA


$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
2006 2007 2008 2009 2010 2011
Revenues


200%
150%
100%
50%
0%
-50%
1 Year
3 Year
5 Year
Total Stockholder Return
S&P 500
NASDAQ
Gartner

Named Executive Officer Pay and Performance

As discussed in greater detail in our CD&A, our NEO compensation is heavily dependent upon achievement of corporate objectives and increased shareholder value, as the following attributes and pie charts on 21 page demonstrate:

- Ninety percent of our CEO's target executive compensation (74% in the case of our other executive officers) is variable in the form of performance-based bonus and equity awards.
- 80% of our CEO's compensation is in the form of equity awards (not less than 57% in the case of other executive officers).
- 70% of executive equity awards are in the form of performance restricted stock units, and 100% of executive bonus awards are performance-based. These awards are subject to forfeiture in the event the Company fails to achieve performance objectives established by our Compensation Committee. Earned awards may increase or decrease in value based upon stock price movement during the vesting period.
- The remaining 30% of executive equity awards are in the form of stock appreciation rights which only have value if our stock price increases from the grant date price.
- Target performance objectives for both executive equity and bonus awards are tied to the Company's operating plan, which is based upon double digit growth in these objectives.

This compensation plan design has successfully motivated senior management to drive outstanding corporate performance since it was first implemented in 2006, as illustrated by the charts above. Through aggressive cost cutting and operational efficiency, product innovation and targeted investments, Gartner successfully weathered the 2008 – 2009 severe global economic downturn, returned to double digit EBITDA and CV growth in 2010, and continued this trend in 2011 despite lingering economic weakness and uncertainty.

Compensation Practices

We believe that our compensation practices motivate our executives to achieve our operating plans, encourage retention, ensure that our executive officers execute our corporate strategy without taking undue risks and are consistent with prevailing "best practices" trends. These practices include the following:

- Our CEO's employment agreement provides for a "double trigger" for severance benefits payable upon a change in control.
- We do not provide excise tax gross up payments in connection with change in control benefits.
- All executive officers are at will employees.
- Other than our CEO, no executive officers have employment agreements.
- All equity awards vest over 4 years, subject to continued employment, thereby encouraging retention and ensuring that executive rewards align with stockholder value creation over the long-term.
- The potential annual payout on incentive compensation elements is limited to 2 times the target amounts for all executive officers.
- We do not provide tax gross-ups on executive perquisites.
- We have stock ownership guidelines for our executive officers.
- We have a long standing insider trading policy that requires pre-clearance before any executive officer may engage in any transactions in our Common Stock.
- We have long standing codes of conduct and ethical behavior that mandate ethical and legal behavior standards for all employees, wherever located, and we seek annual affirmations of compliance from all employees, including executive officers.
- We have a long standing policy on the timing of equity award grants, and do not make grants to executive officers during closed trading windows.
- Each year we assess the risk inherent in our compensation and benefit programs, both at the executive level and company-wide, and we have concluded that our programs do not create any unreasonable risks for the Company.
- Our executive compensation programs are subject to a thorough oversight process that entails Compensation Committee review and approval of program design and practices, benchmarking against external practices and securing advice from independent compensation consultants that report to the Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all principal elements of the Company's compensation of our NEOs, including (i) the objectives of the Company's compensation policies; (ii) what the compensation program is designed to reward; (iii) each element of compensation; (iv) why the Company chooses to pay each element; (v) how the Company determines the amount (and, where applicable, the formula) for each element to pay; and (vi) how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

The Objectives of the Company's Compensation Policies

The objectives of our compensation policies are threefold:

- to attract, motivate and retain highly talented, creative and entrepreneurial individuals by paying market-based compensation;
- to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components based on the achievement of corporate performance targets that are aggressive, but attainable, given economic conditions; and
- to ensure that, as a public company, our compensation structure and levels are reasonable from a stockholder perspective.

What the Compensation Program Is Designed to Reward
Our guiding philosophy is that the more executive compensation is linked to corporate performance, the stronger the inducement is for management to strive to improve Gartner's performance. In addition, we believe that the design of the total compensation package must be competitive with the marketplace from which we hire our executive talent in order to achieve our objectives and attract and retain individuals who are critical to our long-term success. Our compensation program for executive officers is designed to compensate individuals for achieving and exceeding corporate performance objectives. We believe this type of compensation encourages outstanding team performance (not simply individual performance), which builds stockholder value.

Both short-term and long-term incentive compensation is earned by executives only upon the achievement by the Company of certain measurable performance objectives that are deemed by the Compensation Committee and management to be critical to the Company's short-term and long-term success. The amount of compensation ultimately earned will increase or decrease depending upon Company performance and the underlying price of our Common Stock (in the case of long-term incentive compensation).

Each Element of Compensation and Why the Company Chooses to Pay Each Element
Principal Compensation Elements. To achieve the objectives noted above, we have designed executive compensation to consist of three principal elements:

- base salary,
- short-term incentives (cash bonuses) and
- long-term incentives (equity awards under our 2003 Long-Term Incentive Plan).

We pay competitive salaries to attract and retain the executive talent necessary to develop and implement our corporate strategy and business plan. We pay short-term and long-term incentive compensation to motivate our executives to generate outstanding performance, to align compensation paid with proven results that benefit our stockholders, and to make our executives stakeholders in the success of our Company. In addition, we provide perquisites to our executive officers, including life and long-term disability insurance, similar to those provided to other employees.

How the Company Determines Executive Compensation
In General. The Company set aggressive performance goals in planning 2011 executive compensation. In order for our executives to earn target compensation, the Company needed to exceed double digit growth in two key performance metrics, as discussed in greater detail below.

The Compensation Committee established performance objectives for short-term (bonuses) and long-term (equity) incentive awards at levels that it believed would motivate performance and be adequately challenging. The target performance objectives were intended to compel the level of performance necessary to enable the Company to achieve its operating plan for 2011, despite a still fragile and uncertain general economic recovery.

As in prior years, the short and long-term incentive compensation elements provided executives with opportunities to increase their total compensation package based upon the over-achievement of corporate performance objectives; similarly, in the case of under-achievement of corporate performance objectives, the value of these incentive elements would fall below their target value (with the possibility of total forfeiture of the short-term element and 70% of the long-term element), and total compensation would decrease correspondingly. We assigned greater weight to the long-term incentive compensation element, as compared to the salary and short-term elements, in order to promote decision-making that would deliver top corporate performance, align management to stockholder interests and retain executives. Potential or actual gains or losses from previously granted long-term awards did not impact decisions pertaining to the 2011 compensation elements or the 2011 aggregate executive compensation package.

Salary, short-term and long-term incentive compensation levels for executive officers (other than the CEO) are recommended by the CEO and subject to approval by the Compensation Committee. In formulating his recommendation to the Compensation Committee, the CEO undertakes a performance review of these

executives and considers input from human resources personnel at the Company, input from the compensation consultant and benchmarking data (discussed below).

Salary, short-term and long-term incentive compensation levels for the CEO's compensation are established by the Compensation Committee within the parameters of Mr. Hall's employment agreement with the Company. In making its determination with respect to Mr. Hall's compensation, the Compensation Committee: evaluates his performance in conjunction with the Governance Committee and after soliciting additional input from the Chairman of the Board and other directors; considers input from the Committee's compensation consultant; and reviews benchmarking data pertaining to CEO compensation practices at other relevant companies. See "Employment Agreements with Executive Officers — Mr. Hall" below for a detailed discussion of Mr. Hall's agreement.

Effect of Stockholder Advisory Vote, or Say on Pay. Proposal Two contained in this Proxy Statement represents the request by the Board for a stockholder advisory vote on executive compensation as required by Section 14A of the Exchange Act (which was added by the Dodd-Frank Act). At the 2011 Annual Meeting, our Say on Pay proposal received the approval of almost 91% of our outstanding shares, and 99% of the shares voted. Subsequent thereto, the Board resolved to present Say on Pay proposals to stockholders on an annual basis, respecting the sentiment of our stockholders as expressed in last year's Say When on Pay proposal. The Company and the Compensation Committee will consider the results of this year's Say on Pay proposal in future executive compensation planning activities; however, the vote is advisory in nature only, and will not be binding upon the Company, the Compensation Committee or the Board in determining executive compensation elements.

Benchmarking. Executive compensation planning for 2011 began mid-year in 2010. Our Compensation Committee commissioned Exequity to perform a competitive analysis of our executive compensation practices (the "Executive Compensation Review"). Exequity's findings were considered by the Compensation Committee and by management in planning our 2011 executive compensation program.

The Executive Compensation Review reported comparative data pertaining to compensation paid to individuals occupying senior executive positions at other companies that operate within our industry and are of comparable size (the "Peer Group").

The Peer Group for benchmarking purposes comprised a community of 18 publicly-traded companies with a similar size ($0.5 to $3 billion in revenues), all of which share a similar business model and a similar talent pool. The Peer Group consisted of the following companies:

Adobe Systems Incorporated
Autodesk, Inc.
BMC Software Inc.
Cadence Design Systems, Inc.
Citrix Systems, Inc.
Compuware Corporation
Dun & Bradstreet Corporation
Equifax Inc.
IHS Inc.
Intuit Inc.
McAfee Inc.
Moody's Corporation
Novell, Inc.
Nuance Communications, Inc.
Parametric Technology Corporation
Salesforce.com, Inc.
Sybase, Inc.
VeriSign, Inc.

The Executive Compensation Review disclosed 25th percentile, 50th percentile and 75th percentile practices for base salary, total target bonus, total long-term incentive awards, and total direct compensation (total cash compensation (salary and bonus) plus long-term incentive awards), The Compensation Committee reviewed the pay levels being extended to each of our named executive officers in relation to those benchmarks. The table below summarizes the competitive positioning (by percentile) of our Chief Executive Officer, Chief Financial Officer and named executive officers as a group as identified by the Executive Compensation Review:

Officer	Base Salary	Target Bonus	Target Long-Term Incentive	Total Target Direct Compensation (Base Salary, Bonus and Long-Term Incentive)
CEO	< 25th	< 25th	> 75th	> 50th and < 75th
CFO	>25th and < 50th	< 25th	> 75th	> 50th and < 75th
Top 5	< 25th	< 25th	> 50th	50th

Executive Compensation Elements Generally. The following pie charts illustrate the relative mix of target compensation elements for our executive officers. Long-term incentive compensation, which vests over a four year period, consists of performance-based restricted stock units (PSUs) and stock appreciation rights (SARs), and represents a majority of the compensation we pay to our executive officers. We allocate more heavily to long-term incentive compensation because we believe that it contributes to a greater degree to the delivery of top performance and the retention of employees than does cash and short-term compensation.

Target Compensation Mix



Salary, 10%
Bonus, 10%
PSU, 56%
SAR, 24%
Salary, 19%
Bonus, 11%
PSU, 49%
SAR, 21%
Salary, 26%
PSU, 42%
Bonus, 14%
SAR, 18%

CEO **CFO** **ALL OTHER**

Base Salary. We set base salaries of executive officers when they join the Company or are promoted to an executive role, by evaluating the responsibilities of the position, the experience of the individual and the marketplace in which we compete for the executive talent we need. In addition, where possible, we consider salary information for comparable positions for members of our Peer Group or other available benchmarking data.

In determining whether to award salary merit increases, we consider published projected U.S. salary increase data for the technology industry and generally (sources include Buck Consultants, Towers Watson and WorldatWork survey reports among others), as well as available world-wide salary increase data. Mr. Hall's salary increase is established each year by the Compensation Committee, in accordance with the terms of Mr. Hall's employment agreement and after completion of Mr. Hall's performance evaluation for the preceding year.

In 2011, a company-wide 3% merit increase was instituted, which was applied against all elements of executive compensation.

Short-Term Incentive Compensation (Cash Bonuses). All bonuses to executive officers are awarded pursuant to Gartner's Executive Performance Bonus Plan. This plan is designed to motivate executive officers to achieve goals relating to the performance of Gartner, its subsidiaries or business units, or other objectively determinable goals, and to reward them when those objectives are satisfied. We believe that the relationship between proven performance and the amount of short-term incentive compensation paid promotes, among executives, decision-making that increases stockholder value and promotes Gartner's success. If certain requirements are satisfied, bonuses awarded under this plan to eligible employees will qualify as deductible "performance-based compensation" within the meaning of Code Section 162(m). This plan is required to be approved by stockholders every five (5) years, and we are asking for approval this year (See Proposal Three).

In 2011, we designed the annual cash bonus component of incentive compensation to align pay with our short-term (annual) performance results. Bonus targets for all executive officers, including Mr. Hall, were based solely upon achievement of 2011 company-wide financial performance objectives (with no individual performance component) and were pegged to the 2011 operating plan. The financial objectives and weightings used for 2011 executive officer bonuses were 2011 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which measures overall profitability from business operations (weighted 50%), and Contract Value (CV), which measures the annualized value attributable to all of our subscription-related research products, our largest business segment, that recognize revenue on a ratable basis, measured on a foreign exchange neutral basis at December 31, 2011 (weighted 50%). Management and our Compensation Committee believe that EBITDA and CV are the most significant measurements of profitability and business growth for our Company, and that they have been used successfully for a number of years in driving business performance and determining executive compensation.

For 2011, each executive officer was assigned a bonus target that was expressed as a percentage of salary and varied from 50% to 100% of salary depending upon the executive's level of responsibility. Since salaries were increased by 3%, target bonuses likewise increased by 3% as compared to 2010 levels. With respect to our Named Executive Officers, 2011 bonus targets, as a percentage of base salary, were 100% for Mr. Hall and 60% for each of Messrs. Lafond, Schwartz, Waern and Kutnick.

The chart below sets forth (i) the target EBITDA and CV (achievement of which would result in 100% payment for that weighted element); (ii) the year over year growth represented by each target objective; (iii) the EBITDA and CV minimum (below which 0 weight would be attributable to that element and at which 50% weight would be attributable to that element); (iv) the EBITDA and CV maximum (at and above which 200% weight would be attributable to that element); (v) actual EBITDA and CV achievement in 2011; and (vi) actual EBITDA and CV year over year growth in 2011. Awards are adjusted on a linear basis between Minimum and Target, and Target and Maximum.

Performance Objective/ Weight	Target (100%)	Target Growth YOY	< Minimum (0%)	=/> Maximum (200%)	Actual	Actual Growth YOY
EBITDA/50%	$276 million	20%	$207 million	$300 million	$279.4 million	21%
Contract Value/50%	$1,096 million	12%	$878 million	$1,156 million	$1,116 million	14%

In 2011, the Company exceeded both target performance objectives, and the Compensation Committee determined that earned cash bonuses for executive officers were 123.9% of target bonus amounts based upon the final level of achievement of the applicable performance objectives as set forth above. These bonuses were paid in February 2012. See Summary Compensation Table — Non-Equity Incentive Plan Compensation for the amount of cash bonuses earned by our Named Executive Officers in 2011.

Long-Term Incentive Compensation (Equity Awards). Promoting stock ownership is a key element of our compensation program philosophy. Stock-based incentive compensation awards — especially when they are assigned a combination of performance and time-based vesting criteria — induce enhanced performance, promote retention of executive officers and align executives' personal rewards with long-term stock price appreciation, thereby integrating management and stockholder interests. We have evaluated different types of long-term incentives based on their motivational value, cost to the Company and appropriate share utilization under our stockholder-approved 2003 Long-Term Incentive Plan ("2003 Plan"). At the present time, our annual grants of long-term incentive awards to executives consist of stock-settled stock appreciation rights ("SARs") and performance-based restricted stock units ("PSUs"), both of which vest 25% per year commencing one year from grant and on each anniversary thereof, subject to continued service on the vesting date. We believe that granting SARs and PSUs effectively focuses our executives on delivering long-term value growth for our stockholders.

SARs permit executives to benefit from an increase in stock price over time. SAR value can be realized only after the SAR vests. Our SARs are stock-settled and may be exercised seven years from grant. When the SAR is exercised, the executive receives shares of our Common Stock equal in value to the aggregate appreciation in the price of our Common Stock from the date of grant to the exercise date for all SARs exercised. Therefore, SARs only have value to the extent the price of our Common Stock exceeds the

grant price of the SAR. In this way, SARs motivate our executives to increase stockholder value and thus align their interests with those of our stockholders.

PSUs offer executives the opportunity to receive our Common Stock contingent on the achievement of performance goals and continued service over the vesting period. PSU recipients are eligible to earn a target fixed number of shares if and to the extent stipulated one-year performance goals are achieved. They can earn more shares if the Company over-performs (up to 200% of their target number of shares), and they will earn fewer shares (and potentially none) if the Company under-performs. Shares of Common Stock subject to earned PSU awards are issued to the executive on the date they vest. Released shares have value even if our Common Stock price does not increase, which is not the case with SARs. Accordingly, PSUs encourage executives to increase stockholder value while promoting executive retention over the long-term.

Consistent with weightings in prior years, 30% of each executive's long-term incentive compensation award value was granted in SARs and 70% was granted in PSUs. PSUs deliver value utilizing fewer shares since the executive can earn the full share rather than just the appreciation in value over the grant price (as is the case with SARs). Additionally, the cost efficiency of PSUs enhances the Company's ability to conservatively utilize the 2003 Plan share pool, which contributed to the decision to convey a larger portion of the 2011 overall long-term incentive compensation value in PSUs than in SARs. For purposes of determining the number of SARs awarded, the allocated SAR award "value" is divided by the Black-Scholes-Merton valuation on the date of grant using assumptions appropriate on that date. For purposes of determining the target number of PSUs awarded, the allocated target PSU award "value" is divided by the closing price of our Common Stock on the date of grant as reported by the New York Stock Exchange.

Consistent with other elements of 2011 executive compensation, the 2011 target award grant date value (PSUs and SARs) to all executive officers was increased by 3% as compared to 2010 target award grant date value. Individual executive award values varied with increasing levels of responsibility.

The Compensation Committee approved CV as the performance measure underlying PSUs awarded in 2011. The chart below sets forth (i) the target CV (achievement of which would result in 100% of the target number of PSUs becoming eligible to vest); (ii) the year over year growth represented by target CV; (iii) the CV minimum (below which 0 PSUs would vest and at which 50% of the target PSUs would vest); (iv) the CV maximum (at and above which 200% of target PSUs would vest); (v) the actual CV achievement in 2011; and (vi) the actual CV year over year growth in 2011. Awards are adjusted on a linear basis between Minimum and Target, and Target and Maximum.

Performance Objective	Target (100%)	Target Growth YOY	<Minimum (0%)	=/> Maximum (200%)	Actual	Actual Growth YOY
Contract Value	$1,096 million	12%	$878 million	$1,156 million	$1,116 million	14%

As noted above, in 2011 CV was $1,116 million, exceeding the target amount, and the Compensation Committee determined that 133.3% of the target number of PSUs awarded would be awarded. The PSUs were adjusted by this factor in February 2012 after certification of the achievement of this performance measure by the Compensation Committee. See Grants of Plan-Based Awards Table — Possible Payouts Under Equity Incentive Plan Awards and accompanying footnotes below for the actual number of SARs and PSUs awarded to our Named Executive Officers in 2011.

No performance objectives for any PSU intended to qualify under Code Section 162(m) (i.e., awards to executive officers) may be modified by the Committee. While the Committee does have discretion to modify other aspects of the awards (subject to the terms of the 2003 Plan), no modifications were made in 2011.

Additional Compensation Elements. In order to further achieve our objective of providing a competitive compensation package with great retention value, we provide various other benefits to our executive officers that we believe are typically available to, and expected by, persons in senior business roles. Our basic executive perquisites program includes 35 days paid time off (PTO) annually, enhanced severance and change in control benefits (discussed below) and relocation services where necessary due to a promotion. For more information concerning perquisites, see Other Compensation Table and accompanying footnotes below.

Mr. Hall's perquisites, severance and change in control benefits are governed by his employment agreement with the Company, which is discussed in detail below under "Employment Agreements With Executive Officers."

We also maintain a non-qualified deferred compensation plan for our highly compensated employees, including our executive officers, to assist eligible participants with retirement and tax planning by allowing them to defer compensation in excess of amounts permitted to be deferred under our 401(k) plan. This plan allows eligible participants to defer up to 50% of base salary and/or 100% of bonus to a future period. In addition, as a further inducement to participation in this plan, the Company presently matches contributions by executive officers, subject to certain limits. For more information concerning this plan, see Non-Qualified Deferred Compensation Table and accompanying narrative and footnotes below.

Executive Stock Ownership
In order to align management and stockholder interests, the Company has adopted stock ownership guidelines for our executive officers as follows: the CEO is required to hold shares of Common Stock with a value at least equal to six (6) times his base salary, and all other executive officers are required to hold shares of Common Stock with a value at least equal to three (3) times their base salary. The officers have five (5) years from appointment to accumulate this value. For purposes of computing the required holdings, officers may count shares directly held, as well as vested and unvested restricted stock units and PSUs, but not options or SARs. At December 31, 2011, our CEO and all other executive officers were in compliance with these guidelines.

Clawback Policies
The Amended and Restated Executive Performance Bonus Plan provides that the Committee (or the Board), in its sole discretion, may require a participant to forfeit, return or reimburse the Company all or any portion of his or her award, to the extent required by applicable law or provided under any claw-back policy adopted by the Company on account of any event of fraud, breach of a fiduciary duty, restatement of financial statements as a result of fraud or willful errors or omissions, or violation of material Company policies.

In accordance with the requirements of Section 10D of the Exchange Act (which was added by the Dodd-Frank Act), the SEC has been directed to issue rules applicable to the national securities exchanges (including the NYSE on which our Common Stock is listed for trading) prohibiting the listing of any security of an issuer that does not provide for the recovery of erroneously awarded incentive-based compensation where there has been an accounting restatement, i.e., clawback policies. We are awaiting issuance of the SEC rules (proposed rules expected in the first half of 2012, and final rules expected in the second half of 2012) and, at that time, the Board will adopt a formal policy that complies with these rules.

Accounting and Tax Impact
In setting compensation, the Compensation Committee and management consider the potential impact of Code Section 162(m), which precludes a public corporation from deducting on its corporate income tax return individual compensation in excess of $1 million for its chief executive officer or any of its three other highest-paid officers (other than the chief financial officer). Section 162(m) also provides for certain exemptions to this limitation, specifically compensation that is performance-based (within the meaning of Section 162(m)) and issued under a stockholder-approved plan. Our 2011 short-term incentive (bonus) awards were performance-based and were made pursuant to our stockholder-approved Executive Performance Bonus Plan and, therefore, are deductible under Section 162(m). The PSU component of the 2011 long-term incentive award was performance-based and issued under the 2003 Plan, which has been approved by stockholders and, therefore, is deductible under Section 162(m). Although the Compensation Committee endeavors to maximize deductibility of compensation under Section 162(m), it maintains the discretion in establishing compensation elements to approve compensation that may not be deductible under Section 162(m), if the Committee believes the compensation element to be necessary or appropriate under the circumstances.

Grant of Equity Awards
The Board of Directors has a formal policy with respect to the grant of equity awards under our 2003 Plan. Equity awards may include stock options, stock appreciation rights (SARs), restricted stock awards (RSAs),

restricted stock units (RSUs) and performance-based restricted stock units (PSUs). In 2011, all such awards to Named Executive Officers took the form of PSUs and SARs. Pursuant to the 2003 Plan, the Committee may not delegate its authority with respect to Section 16 persons, nor in any other way which would jeopardize the plan's qualification under Code Section 162(m) or Exchange Act Rule 16b-3. Accordingly, our policy specifies that all awards to our Section 16 executive officers must be approved by the Compensation Committee on or prior to the award grant date, and that all such awards will be made and priced on the date of Compensation Committee approval, except in the case of new hires, which is discussed below.

Consistent with the Plan, the Compensation Committee annually approves a delegation of authority to the CEO to make equity awards under the Plan to Gartner employees on account of new hires, retention or promotion without the approval of the Compensation Committee. The current delegation of authority specifies a maximum award "value" of $200,000 per individual, and a maximum aggregate award "value" of $2,000,000 for the calendar year. For purposes of this computation, in the case of RSAs and RSUs, "value" is calculated based upon the Fair Market Value (defined in the 2003 Plan as the closing price on the date of grant as reported by the New York Stock Exchange) of a share of our Common Stock, multiplied by the number of RSAs or RSUs awarded. In the case of options and SARs, the "value" of the award will be the Black-Scholes-Merton calculation of the value of the award using assumptions appropriate on the award date. Any awards made under this delegated authority are reported to the Compensation Committee at the next regularly scheduled committee meeting.

As discussed above, the structure and value of annual long-term incentive awards comprising the long-term incentive compensation element of our compensation package to executive officers are established and approved by the Compensation Committee in the first quarter of each year. The specific terms of the awards (number of PSUs and SARs and related performance criteria) are determined, and the awards are approved and made, on the same date and after the release of the Company's prior year financial results. New hire, retention and promotion awards to executive officers are recommended by the CEO to the Compensation Committee for its approval.

It is the Company's policy not to make equity awards to executive officers prior to the release of material non-public information. The 2011 long-term incentive awards to executive officers were approved by the Compensation Committee and made on February 22, 2011, after release of our 2010 financial results. The final number of PSUs issuable on account of the 2011 award was determined by the Compensation Committee on February 9, 2012 upon final certification by the Committee of the level of achievement of the related performance criteria and after release of our 2011 financial results. Generally speaking, awards for newly hired executives that are given as an inducement to joining the Company are made on the 15th or 30th day of the month first following the executive's start date (and after approval by the Compensation Committee), and retention and promotion awards are made on the 15th or 30th day of the month first following the date of Compensation Committee approval; however, we may delay making these awards pending the release of material non-public information.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Gartner, Inc. has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 and the Company's proxy statement for the 2012 Annual Meeting.

Compensation Committee of the Board of Directors

Anne Sutherland Fuchs
Michael Bingle
James C. Smith

April 24, 2012

All compensation data contained in this Proxy Statement is stated in U.S. Dollars.

SUMMARY COMPENSATION TABLE

This table describes compensation earned by our CEO, CFO and next three most highly compensated executive officers (the "Named Executive Officers") in the years indicated. As you can see from the table and consistent with our compensation philosophy discussed above, long-term incentive compensation in the form of equity awards comprises a significant portion of total compensation.

Name and Principal Position	Year	Base Salary (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (1), (3)	All Other Compensation (4)	Total
Eugene A. Hall, Chief Executive Officer (CEO) (5)	2011	770,236	4,279,034	1,833,872	961,322	126,647	7,971,111
	2010	745,982	4,154,405	1,780,457	1,407,140	90,360	8,178,344
	2009	724,065	4,033,400	1,728,600	724,065	102,756	7,312,886
Christopher J. Lafond, EVP & Chief Financial Officer (CFO)	2011	451,148	1,192,664	511,142	337,844	43,318	2,536,116
	2010	435,733	1,157,929	496,255	494,520	36,293	2,620,730
	2009	419,268	1,124,200	481,800	251,561	50,072	2,326,901
Per Anders Waern, SVP, Gartner Consulting	2011	358,188	595,589	255,253	268,230	162,842	1,640,102
	2010	345,521	578,237	247,821	392,580	67,223	1,631,382
	2009	331,042	561,400	240,600	198,625	192,125	1,523,792
Lewis G. Schwartz, SVP, General Counsel & Corporate Secretary	2011	404,668	595,589	255,253	303,037	50,947	1,609,494
	2010	390,606	578,237	247,821	443,571	40,401	1,700,636
	2009	375,134	561,400	240,600	225,081	51,574	1,453,789
Dale Kutnick, SVP, Executive Programs (6)	2011	358,188	595,589	255,253	268,230	45,869	1,523,129
	2010	345,480	578,237	247,821	392,623	36,402	1,600,563

(1) All Named Executive Officers elected to defer a portion of their salary and/or bonus under the Company's Non-Qualified Deferred Compensation Plan. Amounts reported include the deferred portion. See Non-Qualified Deferred Compensation Table below.

(2) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for performance restricted stock units, or PSUs (Stock Awards), and for stock-settled stock appreciation rights, or SARs (Option Awards) granted to the Named Executive Officer in 2011. The value reported for the PSUs is based upon the probable outcome of the performance objective as of the grant date, which is consistent with the grant date estimate of the aggregate compensation cost to be recognized over the service period, excluding the effect of forfeitures, or the target grant date award value. The potential maximum value of the PSUs, assuming attainment of the highest level of the performance conditions, is 200% of the target value. There were no forfeitures applicable to the Named Executive Officers in 2011. See Note 8 — Stock-Based Compensation in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2011 for additional information regarding the calculation of the grant date fair values of these awards.

(3) Represents performance-based cash bonuses earned at December 31 of the applicable year and paid in the following February. See footnote (1) to Grants of Plan-Based Awards Table below for additional information.

(4) See Other Compensation Table below for additional information.

(5) Mr. Hall is a party to an employment agreement with the Company. See "Employment Agreements With Executive Officers — Mr. Hall" below.

(6) Mr. Kutnick was not a Named Executive Officer in 2009.

OTHER COMPENSATION TABLE

This table describes each component of the All Other Compensation column in the Summary Compensation Table.

Name	Year	Lump Sum in Lieu of Specific Benefits (1)	Company Match Under Defined Contribution Plans (2)	Company Match Under Non-qualified Deferred Compensation Plans (3)	Other (4)	Total
Eugene A. Hall	2011	—	9,050	80,495	37,102	126,647
	2010	—	9,050	52,202	29,108	90,360
	2009	15,000	9,050	53,022	25,684	102,756
Christopher J. Lafond	2011		9,050	31,227	3,041	43,318
	2010	—	9,050	20,892	6,351	36,293
	2009	15,000	9,050	20,823	5,199	50,072
Per Anders Waern	2011	—	9,050	23,431	130,361	162,842
	2010	—	9,050	15,166	43,007	67,223
	2009	15,000	9,050	6,642	161,433	192,125
Lewis G. Schwartz	2011	—	9,050	27,330	14,567	50,947
	2010	—	9,050	18,027	13,324	40,401
	2009	15,000	9,050	17,936	9,588	51,574
Dale Kutnick	2011	—	9,050	23,432	13,387	45,869
	2010	—	9,050	15,163	12,189	36,402

(1) Prior to 2010, Named Executive Officers received a lump sum payment in lieu of specific benefits, which the executive used to procure benefits of his or her choice. This benefit was suspended in early 2010.

(2) Represents the Company's 4% matching and 1% profit sharing contributions to the Named Executive Officer's 401(k) account (subject to limitations).

(3) Represents the Company's matching contribution to the executive's contributions to our Non-Qualified Deferred Compensation Plan. See Non-Qualified Deferred Compensation Table below for additional information.

(4) In addition to specified perquisites and benefits, includes other perquisites and personal benefits provided to the executive, none of which individually exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for the executive. Amounts paid to Mr. Waern in 2011 include $84,611 expatriate tax obligations and $37,144 expatriate compensation related to his relocation to the United States.

GRANTS OF PLAN-BASED AWARDS TABLE

This table provides information about awards made to our Named Executive Officers in 2011 pursuant to non-equity incentive plans (our short-term incentive cash bonus program) and equity incentive plans (performance restricted stock units (PSUs) and stock appreciation rights (SARs) awards comprising long-term incentive compensation under our 2003 Plan).

		Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Possible Payouts Under Incentive Plan Awards (2)				
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Exercise or Base Price of Option Awards ($/Sh) ($)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Eugene A. Hall	2/22/11	—	—	—	0	112,458 PSUs	224,916 PSUs	—	4,279,034
	2/22/11	—	—	—	—	135,024 SARs	—	38.05	1,833,872
	—	0	775,886	1,551,772	—	—	—	—	—
Christopher J. Lafond	2/22/11	—	—	—	0	31,345 PSUs	62,690 PSUs	—	1,192,664
	2/22/11	—	—	—	—	37,634 SARs	—	38.05	511,142
	—	0	272,674	545,348	—	—	—	—	—
Per Anders Waern	2/22/11	—	—	—	0	15,653 PSUs	31,306 PSUs	—	595,589
	2/22/11	—	—	—	—	18,794 SARs	—	38.05	255,253
	—	0	216,489	432,978	—	—	—	—	—
Lewis G. Schwartz	2/22/11	—	—	—	0	15,653 PSUs	31,306 PSUs	—	595,589
	2/22/11	—	—	—	—	18,794 SARs	—	38.05	255,253
	—	0	244,582	489,164	—	—	—	—	—
Dale Kutnick	2/22/11	—	—	—	0	15,653 PSUs	31,306 PSUs	—	595,589
	2/22/11	—	—	—	—	18,794 SARs	—	38.05	255,253
	—	0	216,489	432,978	—	—	—	—	—

(1) Represents cash bonuses that could have been earned in 2011 by our Named Executive Officers based solely upon achievement of specified financial performance objectives for 2011 and ranging from 0% (threshold) to 200% (maximum) of target (100%). Bonus targets (expressed as a percentage of base salary) were 100% for Mr. Hall, and 60% for each of Messrs. Lafond, Waern, Schwartz and Kutnick. Actual bonuses earned in 2011 by Named Executive Officers and paid in February 2012 were adjusted to 123.9% of their target bonus as follows: Mr. Hall — $961,322; Mr. Lafond — $337,844; Mr. Schwartz — $303,037; and Messrs. Waern and Kutnick — $268,230. These amounts are reported under Non-Equity Incentive Plan Compensation in the Summary Compensation Table. See *"Short-Term Incentive Compensation (Cash Bonuses)"* in the Compensation Discussion and Analysis for additional information.

(2) Represents the number of performance-based Restricted Stock Units (PSUs) and stock-settled Stock Appreciation Rights (SARs) awarded on February 22, 2011 under our 2003 Plan. The target number of PSUs (100%) originally awarded on that date was subject to adjustment ranging from 0% (threshold) to 200% (maximum) based solely upon achievement of a specified financial performance objective, and was adjusted to 133.3% of target upon final determination by the Committee of achievement of this objective on February 9, 2012. The number of PSUs finally awarded to the Named Executive Officers on account of the 2011 grant was as follows: Mr. Hall — 149,907; Mr. Lafond — 41,783; and Messrs. Waern, Schwartz and Kutnick — 20,865. The number of SARs was fixed on the award date. The PSUs and SARs vest 25% per year commencing February 22, 2012, subject to continued employment on the vesting date. See *"Long-Term Incentive Compensation (Equity Awards)"* in the Compensation Discussion and Analysis for additional information.

(3) Represents the closing price of our Common Stock on the New York Stock Exchange on the grant date.

(4) See footnote (2) to the Summary Compensation Table.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

Only our Chief Executive Officer, Mr. Hall, is a party to long-term employment agreement with the Company.

Mr. Hall — Employment Agreement. In April 2011, the Company entered into an Amended and Restated Employment Agreement with Mr. Hall pursuant to which Mr. Hall agreed to continue to serve as chief executive officer of the Company (the "2011 CEO Agreement"). The 2011 CEO Agreement provided for the following principal changes from Mr. Hall's prior 2007 employment agreement:

- the Company's obligation to provide severance benefits upon a Change In Control (defined below) will only arise if Mr. Hall's employment is terminated within 24 months of a Change In Control; i.e., a "double trigger;" and
- no gross-up payments will be made to Mr. Hall in connection with any Code Section 280G taxes that may be owing by him in connection with Change In Control benefits; instead, Mr. Hall may elect to receive either the full amount of his Change in Control benefits or such lesser amount as results in no Code Section 280G excise tax being due.

The following discussion describes the terms of the 2011 CEO Agreement as presently in effect:

The 2011 CEO Agreement has a term of five years (expiring December 31, 2016), with automatic one year renewals commencing on the fifth anniversary, and continuing each year thereafter, unless either party provides the other with at least 60 days prior written notice of an intention not to extend the term. Under the 2011 CEO Agreement, Mr. Hall is entitled to:

- an annual base salary, subject to adjustment on an annual basis by the Compensation Committee;
- an annual target bonus under the Company's executive bonus program equal to 100% of annual base salary, and payable based upon achievement of specified Company and individual objectives. The actual bonus paid may be higher or lower than target based upon over- or under- achievement of these objectives, subject to a maximum actual bonus of 200% of base salary;
- an annual long-term incentive award with an aggregate value on the date of grant (assuming applicable performance goals will be satisfied at target) at least equal to $7,664,667 minus the sum of base salary and target bonus for the year of grant (the "Annual Incentive Award"). The Annual Incentive Award will be 100% unvested on the date of grant, and vesting will depend upon the achievement of performance goals to be determined by the Compensation Committee. The terms and conditions of each Annual Incentive Award will be determined by the Compensation Committee, and will be divided between restricted stock units (RSUs) and stock appreciation rights (SARs). The number of RSUs initially granted each year will be based upon the assumption that specified Company objectives set by the Compensation Committee will be achieved, and may be adjusted so as to be higher or lower than the number initially granted for over- or under- achievement of such specified Company objectives; and
- all benefits provided to senior executives, executives and employees of the Company generally from time to time, including medical, dental, life insurance and long-term disability.

In addition, Mr. Hall is entitled to be nominated for election to the board of directors during his employment term, and is entitled to an automobile and driver during the employment term.

Termination and Related Payments — Mr. Hall. Mr. Hall's employment is at will and may be terminated by him or us upon 60 days' notice. If we terminate Mr. Hall's employment involuntarily (other than within 24 months following a Change In Control (defined below)) and without Business Reasons (as defined in the 2011 CEO Agreement) or a Constructive Termination (as defined in the 2011 CEO Agreement) occurs, or if the Company elects not to renew the 2011 CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the 2011 CEO Agreement, then Mr. Hall will be entitled to receive:

- base salary and paid time off ("PTO") accrued through the termination date, plus continued base salary for a period of 36 months following the termination date, paid in accordance with the Company's regular payroll schedule;

- any earned but unpaid bonus from the prior fiscal year which will be paid at the same time as bonuses for such fiscal year are paid to other Company executives;
- 300% of the average of Mr. Hall's earned annual bonuses for the three years preceding the year in which the termination date occurs, payable in a lump sum;
- 36 months' continued vesting in accordance with their terms (including achievement of applicable performance objectives) of all outstanding equity awards (all such awards with an exercise feature will remain exercisable for 30 days following the last day of such 36 month continued vesting period, subject to the maximum term of the award);
- a lump sum payment in cash equal to the value of any ungranted, but due to be granted Annual Incentive Awards, multiplied by the percentage of such award that would vest within 36 months following termination (i.e., 75% in the case of a four year vesting period); and
- a monthly payment equal to the monthly COBRA premium payable by Mr. Hall to continue the group health coverage in effect on the date of termination for himself, his spouse and any children until Mr. Hall becomes covered under similar plans or for 36 months following termination, whichever occurs first.

Payment of severance amounts is conditioned upon execution of a general release of claims against the Company and compliance with 36 month non-competition and non-solicitation covenants set forth in the 2011 CEO Agreement, and in certain circumstances, payment will be delayed for six months following termination under Code Section 409A.

Within 24 months of a Change In Control, if Mr. Hall's employment is terminated involuntarily and without Business Reasons or a Constructive Termination occurs, or if the Company elects not to renew the 2011 CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the 2011 CEO Agreement, Mr. Hall will be entitled to receive the following:

- accrued base salary and PTO through the Change In Control date, plus any earned but unpaid bonus from the prior fiscal year, payable upon the Change In Control;
- an amount equal to three times base salary then in effect plus an amount equal to three times target bonus for the fiscal year in which the Change In Control occurs, payable six months following termination; and
- a monthly payment equal to the monthly COBRA premium payable by Mr. Hall to continue the group health coverage in effect on the date of termination for himself, his spouse and any children until Mr. Hall becomes covered under similar plans or for 36 months following termination, whichever occurs first.

Immediately upon a Change In Control, Mr. Hall will be entitled to the following:

- any ungranted, but due to be granted Annual Incentive Awards; and
- vesting in full of all outstanding equity awards (at target in the case of performance-based equity awards as to which the related performance adjustment has not yet occurred).

Should any payments received by Mr. Hall upon a Change In Control constitute a "parachute payment" within the meaning of Code Section 280G, Mr. Hall may elect to receive either the full amount of his Change In Control payments, or such lesser amount as will ensure that no portion of his severance and other benefits will be subject to excise tax under Code Section 4999 of the Code. Additionally, certain payments may be delayed for six months following termination under Code Section 409A.

The 2011 CEO Agreement utilizes the 2003 Plan definition of "Change In Control" which currently provides that a Change In Control will occur when (i) any person becomes the beneficial owner of 50% of our voting securities, (ii) there is a merger or consolidation of Gartner with another company and our outstanding securities represent less than 50% of the voting securities of the combined entity, (iii) there is a completed sale of all or substantially all of our assets and (iv) there is a change in the composition of our Board occurring within a one year period, as a result of which fewer than a majority of the directors on the board remain.

Termination and Related Payments — Other Executive Officers. In the event of termination for cause, voluntary resignation or as a result of death, disability or retirement, no severance benefits are provided. In the event of termination without cause (including in connection with a Change In Control), each of our other executive officers will be entitled to receive the following severance benefits:

- base salary then in effect for 52 weeks plus any unused PTO not to exceed 25 days (paid in accordance with the Company's regular payroll schedule); and
- reimbursement for COBRA premiums to continue group health benefits pursuant to our standard programs for the executive, the executive's spouse and any children for 12 months after the termination date;

In order to receive severance benefits, the executive officers who are terminated are required to execute and comply with a separation agreement and release of claims in which, among other things, the executive reaffirms his or her commitment to confidentiality and non-competition obligations (that bind all employees for one year following termination of employment) and releases the Company from various employment-related claims. In addition, in the case of Named Executive Officers (other than Mr. Hall), severance will not be paid to any executive who refuses to accept an offer of comparable employment from Gartner or who does not cooperate or ceases to cooperate when being considered for a new position with Gartner, in each case as determined by the Company.

In the event of a Change In Control (as defined in the 2003 Plan), if the executive is terminated without cause within 12 months after the Change In Control, all of the executive's outstanding equity awards will immediately vest in full (as and when adjusted in the case of performance-based equity awards as to which the related performance adjustment has not yet occurred on termination), and those which are exercisable can be exercised for 12 months following the termination date. Finally, under certain circumstances, payments and release of shares may be delayed for six months following termination under Code Section 409A.

Death, Disability and Retirement. In the case of termination due to death, disability or retirement, each Named Executive Officer is entitled to immediate vesting of all options, PSUs and SARs that would have vested (assuming continued service) during the 12 months following termination, except for PSUs that will automatically vest if, when and to the extent they vest pursuant to a related performance adjustment within 12 months of termination. Additionally, options and SARs remain exercisable for the earlier of the expiration date or one year from the date of termination. In the event of termination for any other reason, any unexercised options and SARs remain exercisable for the earlier of the expiration date or 90 days from the date of termination (excluding any period during which trading is prohibited under our insider trading policy).

We use standard definitions of retirement and disability. Retirement is defined in the 2003 Plan as termination of employment if (i) on the date of termination, the employee is at least 55 years old and has at least 5 years continued service and (ii) the sum of the employee's age and years of continued service equals at least 65. At December 31, 2011, Messrs. Kutnick and Schwartz qualified for a retirement benefit. Disability is defined in the 2003 Plan as total and permanent disability.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

"Employment Agreements With Executive Officers" above contains a detailed discussion of the payments and other benefits to which our CEO and other Named Executive Officers are entitled in the event of termination of employment or upon a Change In Control, and the amounts payable assuming termination at December 31, 2011 are set forth below. In this event, each Named Executive Officer would also be entitled to receive accrued personal time off (PTO) and the balance in his or her deferred compensation plan account. See the Non-Qualified Deferred Compensation Table below for these balances.

Mr. Hall, CEO. The table set forth below quantifies amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to Mr. Hall had his employment been terminated on December 31, 2011 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination, (2) death, disability or retirement and (3) a Change In Control. See Outstanding Equity Awards At Fiscal Year End Table below for a list of Mr. Hall's unvested equity awards at the end of 2011.

Involuntary termination (severance benefits) (1)	Involuntary termination (continued vesting of equity awards) (2)	Total Involuntary termination (1), (2)	Death, disability or retirement (acceleration of unvested equity awards) (3)	Change in Control (severance benefits) (4)	Change in Control (acceleration of unvested equity awards) (5)	Total Change in Control (4), (5)
6,215,081	29,545,803	35,760,884	13,710,147	5,628,090	30,608,794	36,236,884

(1) Represents the sum of (w) three times 2011 base salary, (x) 300% of the average actual bonus paid for the prior three years (2008, 2009 and 2010), (y) unpaid 2011 bonus and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(2) Represents (x) the fair market value using the closing price of our Common Stock on December 31, 2011, or $34.77 (the "Year End Price") of unvested PSUs that would have vested within 36 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 36 months following the Termination Date, multiplied by the number of such SARs.

(3) Represents (x) the fair market value using the Year End Price of unvested PSUs that would have vested within 12 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such SARs. Mr. Hall was not retirement eligible (as defined by Gartner) at December 31, 2011.

(4) Represents the sum of (w) three times 2011 base salary, (x) three times 2011 target bonus, (y) unpaid 2011 bonus, and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(5) Represents (x) the fair market value using the Year End Price of all unvested PSUs on the Termination Date (at target in the case of unadjusted 2011 PSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

Other Named Executive Officers. The table set forth below quantifies amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to our Named Executive Officers (other than Mr. Hall) had their employment been terminated on December 31, 2011 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination, (2) death, disability or retirement and (3) a Change In Control. See Outstanding Equity Awards At Fiscal Year End Table below for a list of unvested equity awards held by each Named Executive Officer at the end of 2011.

Named Executive Officer	Involuntary termination (severance benefits) (1)	Acceleration of unvested equity awards (death, disability or retirement) (2)	Acceleration of unvested equity awards (Change in Control) (3)	Total Change in Control (1,3)
Christopher J. Lafond	465,033	3,821,350	8,531,319	8,996,352
Per Anders Waern	372,073	1,908,294	4,260,319	4,632,392
Lewis G. Schwartz	413,888	1,908,294	4,260,319	4,674,207
Dale Kutnick	373,774	1,908,294	4,260,319	4,634,093

(1) Represents 12 months' base salary plus the amount of health insurance premiums for the executive, his spouse and immediate family for 12 months (at premiums in effect on the Termination Date) payable in accordance with normal payroll practices. Since the executive must be employed on the bonus payment date (February 2012) in order to receive earned but unpaid 2011 bonus, in the event of termination on December 31, 2011, 2011 bonus would have been forfeited and, therefore, is excluded. See "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above for these bonus amounts.

(2) Represents (x) the fair market value using the closing price of our Common Stock on December 31, 2011, or $34.77 (the "Year End Price") of unvested PSUs that would have vested within 12 months following the Termination Date, plus (y) the spread between the Year End Price and the exercise price of all in-the-money SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such SARs.

(3) Represents (x) the fair market value using the Year End Price of all unvested PSUs on the Termination Date (at target in the case of unadjusted 2011 PSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

TERMS OF AWARDS TO EXECUTIVE OFFICERS

Our Compensation Discussion and Analysis contains a detailed description of the terms of our 2011 non-equity cash incentive compensation awards to executive officers (our short-term incentive compensation, or 2011 cash bonus), and the terms of our 2011 equity incentive compensation awards to executive officers (our long-term incentive compensation, or 2011 PSU and SAR awards) under "How the Company Determines Executive Compensation" on page 19.

Non-equity incentive compensation. The threshold, target and maximum amounts of the non-equity short-term incentive compensation (cash bonuses) payable to the Named Executive Officers are reported in the Grants of Plan — Based Awards Table, under "Possible Payouts Under Non-Equity Incentive Plan Awards." As noted in the Compensation Discussion and Analysis, in 2011 we exceeded the target attainment levels for short-term incentive compensation awards, and earned bonuses for executive officers were approximately 123.9% of targeted amounts and were paid in February 2012. These amounts are reported under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table and in footnote (1) to the Grants of Plan-Based Awards Table.

Equity incentive compensation. The threshold, target and maximum number of PSUs, and the number of SARs, awarded to the Named Executive Officers in 2011 are reported in the Grants of Plan-Based Awards Table under "Possible Payouts Under Equity Incentive Plan Awards." As noted in the Compensation Discussion and Analysis, in 2011 we exceeded the target attainment level for long-term incentive compensation awards, and the actual number of PSUs eligible to vest, as determined by the Committee in February 2012, was 133.3% of the targeted amounts and is reported in footnote (2) to the Grants of Plan — Based Awards Table. The grant date fair value for each PSU and SAR award is included in the amounts reported in the "Stock Awards" and "Option Awards" columns, respectively, of the Summary Compensation Table, and in the "Grant Date Fair Value of Stock and Option Awards" column of the Grants of Plan-Based Awards Table. In the case of PSUs, the grant date fair value is based upon the probable outcome of the performance objective as of the grant date, which is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the risk of forfeitures, which is target grant date award value.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

This table provides information on the each option (including stock appreciation rights or SARs) and stock (including restricted stock and performance restricted stock units or PSUs) award held by each Named Executive Officer at December 31, 2011. All performance criteria associated with these awards (except for the 2011 PSU award (see footnote 4)) have been fully satisfied as of December 31, 2011, and the award is fixed. The market value of the stock awards is based on the closing price of our Common Stock on the New York Stock Exchange on December 31, 2011, which was $34.77 (and not on the closing price on the grant date). Upon exercise of, or release of restrictions on, these awards, the number of shares ultimately issued to each executive will be reduced by the number of shares withheld by Gartner for tax withholding purposes and/or as payment of exercise price.

[table follows on next page]

	Option Awards				Stock Awards			
Named Executive Officer	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Eugene A. Hall	85,885		12.11	8/16/14				
	210,139		21.85	2/15/14				
(1), (5)	203,595	67,865	18.10	2/15/15	41,838	1,454,707		
(2), (5)	87,141	174,282	11.11	2/11/16	216,681	7,533,998		
(3), (5)	53,794	161,380	22.06	2/11/17	245,337	8,530,367		
(4), (5)		135,024	38.05	2/22/18			112,458	3,910,165
Christopher J. Lafond								
(1), (5)	56,747	18,915	18.10	2/15/15	11,661	405,453		
(2), (5)	0	48,576	11.11	2/11/16	60,394	2,099,899		
(3), (5)	14,994	44,980	22.06	2/11/17	68,380	2,377,573		
(4), (5)		37,634	38.05	2/22/18			31,345	1,089,866
Per Anders Waern								
(1), (5)		9,446	18.10	2/15/15	5,823	202,466		
(2), (5)		24,258	11.11	2/11/16	30,159	1,048,628		
(3), (5)		22,462	22.06	2/11/17	34,147	1,187,291		
(4), (5)		18,794	38.05	2/22/18			15,653	544,255
Lewis G. Schwartz								
(1), (5)	18,338	9,446	18.10	2/15/15	5,823	202,466		
(2), (5)	14,258	24,258	11.11	2/11/16	30,159	1,048,628		
(3), (5)	7,488	22,462	22.06	2/11/17	34,147	1,187,291		
(4), (5)		18,794	38.05	2/22/18			15,653	544,255
Dale Kutnick								
	7,318		21.85	2/15/14				
(1), (5)	28,338	9,446	18.10	2/15/15	5,823	202,466		
(2), (5)	24,258	24,258	11.11	2/11/16	30,159	1,048,628		
(3), (5)	7,488	22,462	22.06	2/11/17	34,147	1,187,291		
(4), (5)		18,794	38.05	2/22/18			15,653	544,255

(1) Vest 25% per year commencing 2/15/09.

(2) Vest 25% per year commencing 2/11/10.

(3) Vest 25% per year commencing 2/11/11.

(4) Vest 25% per year commencing 2/22/12. The number of shares and market value of the Stock Award are presented at target (100%); the amount ultimately awarded could range from 0% to 200% of the target award; and the maximum payout value is 200% of target. After certification of the applicable performance metric in February 2012, the amount actually awarded on account of Stock Awards was adjusted to 133.3% of target. The actual number of PSUs awarded is reported in footnote (2) to the Grants of Plan — Based Awards table.

(5) The amounts shown under Option Awards represent SARs that will be stock-settled upon exercise; accordingly, the number of shares ultimately received upon exercise will be less than the number of SARs held by the executive and reported in this table.

OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information for the Named Executive Officers for options that were exercised, and stock awards that vested and released, during 2011 on an aggregate basis, and does not reflect shares withheld by the Company for exercise price or withholding taxes.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
Eugene A. Hall	700,000	18,312,354	289,442	10,963,152
Christopher J. Lafond	260,577	6,543,799	80,668	3,055,455
Per Anders Waern	29,063	612,848	33,201	1,262,204
Lewis G. Schwartz	111,273	2,552,100	40,293	1,526,168
Dale Kutnick	39,000	1,112,928	40,293	1,526,168

(1) Represents the spread between (i) the market price of our Common Stock at exercise and (ii) the exercise price for all options exercised during the year, multiplied by the number of options exercised.

(2) Represents restricted stock units awarded in prior years as long-term incentive compensation that released in 2011.

(3) Represents the number of shares that released multiplied by the market price of our Common Stock on the release date.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The Company maintains a Non-Qualified Deferred Compensation Plan for certain officers and key personnel whose aggregate compensation in 2011 was expected to exceed $275,000. This plan currently allows qualified U.S.-based employees to defer up to 50% of annual salary and/or up to 100% of annual bonus earned in a fiscal year. In addition, in 2011 the Company made a contribution to the account of each Named Executive Officer who deferred compensation equal to the amount of such executive's contribution (not to exceed 4% of base salary and bonus), less $6,600. Deferred amounts are deemed invested in several independently-managed investment portfolios selected by the participant for purposes of determining the amount of earnings to be credited by the Company to that participant's account. The Company may, but need not, acquire investments corresponding to the participants' designations.

Upon termination of employment for any reason, all account balances will be distributed to the participant in a lump sum, except that a participant whose account balance is in excess of $25,000 may defer distributions for an additional year, or elect to receive the balance in 20, 40 or 60 quarterly installments. In the event of an unforeseen emergency (which includes a sudden and unexpected illness or accident of the participant or a dependent, a loss of the participant's property due to casualty or other extraordinary and unforeseeable circumstance beyond the participant's control), the participant may request early payment of his or her account balance, subject to approval.

The following table provides information (in dollars) concerning contributions to the Deferred Compensation Plan in 2011 by the participating Named Executive Officers, the Company's matching contributions, 2011 earnings, aggregate withdrawals and distributions and account balances at year end.

Name	Executive Contributions in 2011 (1)	Company Contributions in 2011 (2)	Aggregate Earnings (loss) in 2011	Aggregate Withdrawals/ Distributions in 2011	Aggregate Balance at 12/31/11
Eugene A. Hall	87,095	80,495	(35,027)	105,110	529,376
Christopher J. Lafond	37,827	31,227	16	40,324	202,871
Per Anders Waern	30,031	23,431	(2,716)	—	115,268
Lewis G. Schwartz	33,930	27,330	(718)	—	269,276
Dale Kutnick	30,032	23,432	(3,817)	—	163,284

(1) Executive Contributions are included in the "Base Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table for the NEOs.

(2) Company Contributions are included in the "All Other Compensation" column of the Summary Compensation Table, and in the "Company Match Under Non-qualified Deferred Compensation Plan" column of the Other Compensation Table for the NEOs.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2011 regarding the number of shares of our Common Stock that may be issued upon exercise of outstanding options, stock appreciation rights and other rights (including restricted stock, restricted stock units and common stock equivalents) awarded under our equity compensation plans (and, where applicable, related weighted-average exercise price information), as well as shares available for future issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights ($)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders:			
2003 Long Term Incentive Plan (1)	5,513,126	14.75	7,547,398
2011 Employee Stock Purchase Plan	—	—	1,373,630
Equity Compensation Plans Not Approved by Stockholders (2)	150,485	9.36	
Total	5,663,611	14.40	8,921,028

(1) With respect to SARs issued under the 2003 Plan, we have calculated, and given effect in the table to, the number of shares of Common Stock that would be issued upon settlement of outstanding in-the-money SARs at December 31, 2011 (2,120,281) using the closing price of our Common Stock at fiscal year end ($34.77). All outstanding options and SARs were in the money at year end.

(2) Consists of the 1999 Stock Option Plan. No securities remain available for issuance under this plan.

(3) Since December 31, 2011 to date, 694,463 restricted stock units and 383,285 SARs were awarded to our executive officers and associates under the 2003 Plan, which were issued primarily in connection with the 2012 annual equity award, and 721,063 shares were added back to the 2003 Plan on account of shares withheld for taxes, surrendered to pay exercise price or cancelled awards.

As of April 1, 2012, there were 3,272,506 options and SARs outstanding, with a weighted average exercise price of $20.34 and an average remaining term of 3.67 years. As of the same date, the number of full value shares granted and unvested was 2,532,165 and the number of shares available for future grant was 6,026,739. At the present time, equity awards are only issued under the 2003 LTIP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on our review of information on file with the SEC and our stock records, the following table provides certain information about beneficial ownership of shares of our Common Stock as of April 15, 2012 (including shares that will release (RSUs) or become exercisable (options or SARs) within 60 days following April 15, 2012) held by: (i) each person (or group of affiliated persons) which is known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) each of our directors; (iii) each Named Executive Officer; and (iv) all directors, Named Executive Officers and other current executive officers as a group. Unless otherwise indicated, the address for those listed below is c/o Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06904. The amounts shown do not include CSEs that release upon termination of service as a director, or deferred RSUs. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table directly own, and have sole voting and investment power with respect to, all shares of Common Stock shown as beneficially owned by them. To the Company's knowledge, none of these shares has been pledged.

Beneficial Owner	Number of Shares Beneficially Owned	Percent Owned
Michael J. Bingle (1)	9,442	*
Richard J. Bressler	11,914	*
Raul E. Cesan (2)	77,149	*
Karen E. Dykstra	18,763	*
Anne Sutherland Fuchs (1)	32,386	*
William O. Grabe (3)	111,980	*
Stephen G. Pagliuca (4)	40,613	*
James C. Smith (5)	1,031,490	1.1
Eugene A. Hall (6)	1,465,690	1.5
Christopher Lafond (7)	292,615	*
Per Anders Waern (8)	4,699	*
Lewis G. Schwartz (9)	76,441	*
Dale Kutnick (10)	242,477	*
All current directors, Named Executive Officers and other executive officers as a group (20 persons) (11)	4,180,398	4.3
T. Rowe Price Associates, Inc. (12) 100 E. Pratt Street Baltimore, MD 21202	13,760,800	14.2
Baron Capital Group, Inc. (13) 767 Fifth Avenue, New York, NY 10153	9,065,686	9.4
Royce & Associates, LLC 745 Fifth Avenue, New York, NY 10151	5,412,100	5.6
The Vanguard Group, Inc. (14) 100 Vanguard Blvd., Malvern, PA 19335	5,199,538	5.4
Morgan Stanley (15) 1585 Broadway, New York, NY 10036	5,198,289	5.4
Blackrock, Inc. (16) 40 East 52nd Street New York, NY 10022	5,067,089	5.2

* Less than 1%

(1) Includes 3,484 RSUs that will release on June 2, 2012 (the "2012 Director RSU Award").

(2) Includes 30,000 shares held by a family foundation as to which Mr. Cesan may be deemed a beneficial owner, and 1,149 RSUs, which represent a pro rata amount of the 2012 Director RSU Award (Mr. Cesan joined the board in February 2012).

(3) Includes 21,000 shares issuable upon the exercise of options and the 2012 Director RSU Award.

(4) Includes 10,000 shares held by a family trust as to which Mr. Pagliuca may be deemed a beneficial owner and the 2012 Director RSU Award.

(5) Includes the 2012 Director RSU Award, 50,000 shares held by members of Mr. Smith's immediate family and 211,900 shares held by a family foundation as to which Mr. Smith may be deemed a beneficial owner.

(6) Includes 587,086 shares issuable upon the exercise of stock appreciation rights ("SARs").

(7) Includes 197,894 shares issuable upon the exercise of SARs.

(8) Represents shares issuable upon the exercise of SARs.

(9) Includes 53,846 shares issuable upon the exercise of SARs. Also includes 10 shares held by a member of Mr. Schwartz' immediate family as to which Mr. Schwartz may be deemed a beneficial owner.

(10) Includes 64,777 shares issuable upon the exercise of SARs. Also includes 12,800 shares held for the benefit of immediate family members and 71,900 shares in an IRA account as to which Mr. Kutnick may be deemed a beneficial owner.

(11) Includes 18,569 RSUs (the aggregate 2012 director RSU Award) that will release within 60 days, and 1,377,412 shares issuable upon the exercise of stock options and SARs.

(12) These shares are owned by various individual and institutional investors, including T. Rowe Price Mid-Cap Growth Fund, Inc., which owns 6,000,000 shares for which T. Rowe Price Associates, Inc. ("Price Associates") serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be the beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(13) Includes shares beneficially owned by Baron Capital Group, Inc. ("BCG") and Ronald Baron; also includes 8,817,544 shares beneficially owned by BAMCO, Inc. and 248,142 shares beneficially owned by Baron Capital Management, Inc., subsidiaries of BCG.

(14) Includes shares beneficially owned by The Vanguard Group, Inc. as an investment adviser, and includes 64,556 shares beneficially owned by Vanguard Fiduciary Trust Company as investment manager of collective trust accounts.

(15) Includes shares beneficially owned, or deemed to be beneficially owned, by certain operating units of Morgan Stanley and its subsidiaries and affiliates.

(16) Includes shares held by various subsidiaries of Blackrock, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes of ownership with the SEC and to furnish us with copies of the reports they file. To assist with this reporting obligation, the Company prepares and files ownership reports on behalf of its officers and directors pursuant to powers of attorney issued by the officer or director to the Company. Based solely on our review of these reports, or written representations from certain reporting persons, in 2011 two of our executive officers, David Godfrey and Michael Yoo, made late Form 4 filings with respect to the release of restricted stock units on May 15, 2011. The Form 4 filings reporting these releases were due on May 17, 2011, and they were filed on May 26, 2011. Mr. Godfrey's filing reported two releases, and Mr. Yoo's filing reported one release. The failure to file on a timely basis was due solely to administrative oversight on behalf of the Company.

TRANSACTIONS WITH RELATED PERSONS

Gartner is a provider of comprehensive research coverage of the IT industry to approximately 12,400 distinct client organizations across 85 countries. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities in which one of our directors, executive officers or a greater than 5% owner of our stock, or immediate family member of any of them, may also be a director, executive officer, partner or investor, or have some other direct or indirect interest. We will refer to these transactions generally as related party transactions.

Our Governance Committee reviews all related party transactions to determine whether any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, has a material direct or indirect interest, or whether the independence from management of our directors may be compromised as a result of the relationship or transaction. Our Board Principles and Practices, which are posted on www.investor.gartner.com, require directors to disclose all actual or potential conflicts of

interest regarding a matter being considered by the Board or any of its committees and to excuse themselves from that portion of the Board or committee meeting at which the matter is addressed to permit independent discussion. Additionally, the member with the conflict must abstain from voting on any such matter. The Governance Committee is charged with resolving any conflict of interest issues brought to its attention and has the power to request the Board to take appropriate action, up to and including requesting the involved director to resign. Our Audit Committee and/or Board of Directors reviews and approves all material related party transactions involving our directors in accordance with applicable provisions of Delaware law and with the advice of counsel, if deemed necessary.

The Company maintains a written conflicts of interest policy which is posted on our intranet and prohibits all Gartner employees, including our executive officers, from engaging in any personal, business or professional activity which conflicts with or appears to conflict with their employment responsibilities and from maintaining financial interests in entities that could create an appearance of impropriety in their dealings with the Company. Additionally, the policy prohibits all Gartner employees from entering into agreements on behalf of Gartner with any outside entity if the employee knows that the entity is a related party to a Gartner employee; i.e., that the contract would confer a financial benefit, either directly or indirectly, on a Gartner employee or his or her relatives. All potential conflicts of interest and related party transactions involving Gartner employees must be reported to, and pre-approved by, the General Counsel.

In 2011, there were no related party transactions in which any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, had or will have a direct or indirect material interest.

PROPOSAL TWO:

ADVISORY APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and the related rules of the SEC, we are including in this Proxy Statement a separate resolution subject to stockholder vote to approve the compensation of our Named Executive Officers. The stockholder vote on this resolution is advisory only; it will not be binding on the Compensation Committee, the Board or the Company, nor will it overrule any action taken with respect to executive compensation. However, the Compensation Committee and the Board will review the voting results and take them into consideration when making future executive compensation decisions.

The text of the resolution in respect of Proposal No. 2 is as follows:

> **"Resolved, that the compensation of Gartner's Named Executive Officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."**

In considering your vote, stockholders may wish to review with care the information on Gartner's compensation policies and decisions regarding the Named Executive Officers presented in the Compensation Discussion and Analysis (CD&A) on pages 18 to 25, as well as the information concerning company performance included in the Executive Summary on page 16 and highlights of our Compensation Practices on pages 17 and 18.

In particular, stockholders should note that the Compensation Committee bases its executive compensation decisions on the following:

- the need to attract, motivate and retain highly talented, creative and entrepreneurial individuals in a highly competitive industry and market place;

- the need to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components which have led executives to deliver outstanding performance for the past several years;
- comparability to the practices of peers in our industry and other comparable companies generally based upon available benchmarking data; and
- the alignment of our executive compensation programs with stockholder value through heavily weighted performance-based compensation elements.

As noted in the Executive Summary on page 16, 2011 was a year of record achievement for Gartner, largely as a result of the achievements of our executive leadership team. We achieved Contract Value, EBITDA and Revenue growth of 14%, 21% and 11%, respectively. Additionally, our Common Stock returned 5%, 95% and 76% on a one, three and five year basis, significantly out-performing the S&P 500 and NASDAQ indices for the corresponding periods. The Board believes that Gartner's executive compensation programs have a proven record of effectively driving superior levels of financial performance, alignment of pay with performance, high ethical standards and attraction and retention of highly talented executives.

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" the foregoing resolution to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

PROPOSAL THREE:

APPROVAL OF THE AMENDED AND RESTATED EXECUTIVE PERFORMANCE BONUS PLAN

As discussed in detail in the Compensation Discussion and Analysis, the Compensation Committee has for many years approved short-term incentive compensation to our executive officers in the form of cash bonuses tied to performance objectives. We believe this element of compensation drives outstanding performance and stockholder value. In 2007, the Company first adopted an Executive Performance Bonus Plan that was intended to entitle the Company to a full income tax deduction for any performance-based incentive cash compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers, and the plan was approved by stockholders at the 2007 Annual Meeting. In order to continue to take full advantage of this tax deduction, we are required under IRS regulations to seek stockholder approval of the material terms of this plan every five years. Accordingly, the Company is presenting the Amended and Restated Executive Performance Bonus Plan (the "Amended Bonus Plan") to its stockholders at the 2012 Annual Meeting for their approval.

The Amended Bonus Plan requires the approval of a majority of the shares of the Company's common stock that are present in person or by proxy and entitled to vote at the Annual Meeting. If the stockholders choose not to approve this Proposal, short-term incentive compensation will not be paid under the Amended Bonus Plan. However, the Company likely will consider continuing to provide short-term incentive cash bonus compensation outside the Amended Bonus Plan, which may not be deductible.

The following paragraphs provide a summary of the principal features of the Amended Bonus Plan and its operation. The Amended Bonus Plan is set forth in its entirety as Appendix A to this Proxy Statement. The following summary is qualified in its entirety by reference to Appendix A.

PLAN SUMMARY

Purpose. The purpose of the Amended Bonus Plan is to motivate executive officers to achieve goals relating to the performance of the Company, its subsidiaries or business units, or other objectively determinable goals, and to reward them when those objectives are satisfied, thereby increasing stockholder value and the success of Gartner. The Amended Bonus Plan is also designed to assist the Company in attracting and retaining executive talent. If certain requirements are satisfied, bonuses awarded under the Amended Bonus Plan to eligible employees will qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the of the Code ("Section 162(m)").

Eligibility to Participate. The Compensation Committee of the Board of Directors (the "Committee") selects the employees of the Company (and its affiliates) who will be eligible to receive awards under the Amended Bonus Plan. At the present time, we expect that participation will be limited to the Company's executive officers, a total of 12 executives as of the date of this Proxy Statement. However, the Committee has discretion to include other employees in the Amended Bonus Plan in its discretion. If the Amended Bonus Plan is approved by stockholders, the first participants in the Amended Bonus Plan likely will be chosen for participation in 2013. No person is automatically entitled to participate in the Amended Bonus Plan in any Amended Bonus Plan year.

Target Awards and Performance Goals. Each performance period, the Committee assigns each participant a target award and performance goal or goals that must be achieved before an award actually will be paid to the participant. The participant's target award typically will be expressed as a percentage of his or her base salary earned during the applicable performance period. The performance goals require the achievement of objectives for one or more of (a) cash flow, (b) contract value, (c) customer efficiency, (d) earnings per share, (e) financial efficiency, (f) profit, (g) revenue, (h) selling, general and administrative expenses and (i) total stockholder return. Each of these measures is defined in the Amended Bonus Plan. Performance goals may either be the same for, or differ from, participant to participant, performance period to performance period and from award to award, as the Committee may determine.

The Committee may choose to set performance goals: (1) in absolute terms; (2) in combination with another performance goal or goals (for example, as a ratio or matrix); (3) in relative terms (for example, as compared to results for other period of time, against financial metrics and/or another company, companies, index or indices); (4) on a per share and/or per capita basis; (5) against the performance of the Company as a whole or a specific business unit(s), business segment(s) or product(s) of the Company; and/or (6) on a pre-tax or after-tax basis. The Committee also will determine whether any element(s) (for example, the effect of mergers or acquisitions) will be included in or excluded from the calculations, or whether or not such any performance goal will be measured on a GAAP or non-GAAP basis. Each performance period will last one fiscal year.

Actual Awards. After the performance period ends, the Committee certifies in writing the extent to which the pre-established performance goals actually were achieved or exceeded. The actual award that is payable to a participant is determined using a formula that increases or decreases the participant's target award based on the level of actual performance attained. However, the Amended Bonus Plan limits actual awards to a maximum of $5 million per person for any performance period, even if the pre-established formula otherwise indicates a larger award.

The Committee has discretion to reduce or eliminate (but not increase) the actual award of any participant. Also, unless determined otherwise by the Committee, a participant will forfeit the bonus if a participant terminates employment (other than due to death, disability or retirement) after a bonus is earned, but before it is paid. However, the Committee has discretion to pay out part or all of the award in these cases.

Actual awards generally are paid in cash generally no later than two and one-half months after the performance period ends.

Administration. The Committee administers the Amended Bonus Plan. Members of the Committee must qualify as outside directors under Section 162(m). Subject to the terms of the Amended Bonus Plan, the Committee has sole discretion to:

- select the employees who will be eligible to receive awards;
- determine the target award for each participant;
- determine the performance goals that must be achieved before any actual awards are paid;
- establish a payout formula to provide for an actual award greater or less than a participant's target award to reflect actual performance versus the predetermined performance goals; and
- interpret the provisions of the Amended Bonus Plan.

Performance Based Compensation. The Amended Bonus Plan is intended to allow us to pay bonuses that qualify as "performance-based" compensation under Section 162(m). Under Section 162(m), the Company may not receive a federal income tax deduction for compensation paid to the Company's Chief Executive Officer or any of the four other most highly compensated executive officers to the extent that any of these persons receives more than $1 million in cash compensation in any one year. However, if the Company pays compensation that is "performance based" under Section 162(m) and is paid pursuant to a stockholder-approved plan, the Company still can receive a federal income deduction for the compensation even if it is more than $1 million during a single year. Your approval of the Amended Bonus Plan will allow the Company to pay incentive compensation that is intended to be performance-based and fully tax deductible on the Company's federal income tax return.

Amendment and Termination of the Plan. The Board may amend or terminate the Amended Bonus Plan at any time and for any reason. However, no amendment or termination may impair the rights of a participant with respect to already established target awards, unless the participant consents.

PARTICIPATION IN PLAN BENEFITS

The Amended Bonus Plan is not effective until January 1, 2013 and is expected to be first implemented for the calendar year 2013 performance period. Awards under the Amended Bonus Plan are determined based on actual future performance. As a result, future actual awards cannot now be determined. The table set forth below provides the 2011 bonus amounts earned by the named executive officers (and all executive officers as a group) under the Company's current Executive Performance Bonus Plan. The 2011 bonus program was very similar to the Amended Bonus Plan and 2011 bonus awards were paid in February 2012. See Compensation Discussion and Analysis — "How the Company Determines the Amount (and Where Applicable, the Formula) for Each Element to Pay." These individuals currently would be expected to participate in the Amended Bonus Plan for the 2013 performance period. Any amounts paid under the Amended Bonus Plan may be higher or lower than these amounts. In the future, the Committee will select appropriate performance goals that relate to the achievement of targets for the 2013 performance period. Your approval of the Amended Bonus Plan will help us in meeting the requirements necessary to qualify as performance-based compensation. Because our executive officers are eligible to receive awards under the Amended Bonus Plan, our executive officers have an interest in this proposal.

Name of Individual or Group	2011 Amount ($)
Eugene A. Hall	961,322
Christopher J. Lafond	337,844
Per Anders Waern	268,230
Lewis G. Schwartz	303,037
Dale Kutnick	268,230
All executive officers, as a group (12 persons)	3,798,872

There can be no assurance that any awards for 2013 or any subsequent performance period actually will be paid. The actual award paid (if any) will vary depending on actual performance compared to the targeted performance goals for the applicable performance period, and may be more or less than the 2011 amounts provided above. In addition, the Committee has discretion to decrease (but not increase) any award specified under a pre-established formula.

IF THE AMENDED BONUS PLAN IS NOT APPROVED
If the stockholders do not approve the Amended Bonus Plan, no awards of short-term incentive compensation will be made under the Amended Bonus Plan. The Committee nonetheless may consider continuing to provide short-term incentive compensation to executives in future fiscal years that utilizes performance goals similar to the ones set forth under the Amended Bonus Plan. In this case, amounts paid to executive officers may not be fully deductible for federal income tax purposes. Stockholder approval of the Amended Bonus Plan will help the Company in seeking to make this form of compensation fully tax-deductible.

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" approval of the Amended and Restated Executive Performance Bonus Plan.

PROPOSAL FOUR:

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected KPMG LLP to serve as the Company's independent auditors for the 2012 fiscal year. Additional information concerning the Audit Committee and its activities with KPMG can be found in the "Audit Committee Report" and the "Principal Accountant Fees and Services" below.

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. Ratification by the stockholders of the selection of KPMG is not required by law, the Company's bylaws or otherwise. However, the Board of Directors is submitting the selection of KPMG for stockholder ratification to ascertain stockholders' views on the matter. Representatives of KPMG will attend the Annual Meeting to respond to appropriate questions and to make a statement if they desire to do so.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
During 2011, KPMG performed recurring audit services, including the examination of our annual financial statements, limited reviews of quarterly financial information, certain statutory audits and tax services for the Company. The aggregate fees billed for professional services by KPMG in 2010 and 2011 for various services performed by them were as follows:

Types of Fees	2010	2011
Audit Fees	$2,187,000	2,302,000
Audit-Related Fees	—	4,844
Tax Fees	364,000	434,975
All Other Fees	—	—
Total Fees	$2,551,000	2,741,819

Audit Fees. Audit fees relate to professional services rendered by KPMG for the audit of the Company's annual consolidated financial statements contained in the Company's Annual Report on Form 10-K, the review of its quarterly financial statements contained in the Company's Quarterly Reports on Form 10-Q, as well as work performed in connection with statutory and regulatory filings.

Audit-Related Fees. Audit-related fees relate to professional services rendered by KPMG primarily for audit support services.

Tax Fees. Tax fees relate to professional services rendered by KPMG for permissible tax compliance in foreign and domestic locations, tax advice, tax planning and tax audits.

All Other Fees. This category of fees covers all fees for any permissible service not included in the above categories.

Pre-Approval Policies. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG and management report periodically to the Audit Committee regarding the services provided by KPMG in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. In the case of permissible tax services, the Audit Committee has approved overall fee amounts for specific types of permissible services (i.e., tax compliance, tax planning and tax audit support) to allow management to engage KPMG expeditiously as needed as projects arise. All services rendered in 2011 were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

Pursuant to its responsibilities as set forth in the Audit Committee Charter, the Audit Committee has reviewed and discussed with management and with KPMG Gartner's audited consolidated financial statements for the year ended December 31, 2011. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. The Audit Committee has received the written disclosures and letter from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG that firm's independence.

Based on the review and discussions noted above, as well as discussions regarding Gartner's internal control over financial reporting and discussions with Gartner's Internal Audit function, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2011 be included in Gartner's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors

Richard J. Bressler
Karen E. Dykstra
James C. Smith

April 24, 2012

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" ratification of the selection of KPMG LLP as the Company's independent auditors for fiscal 2012.

MISCELLANEOUS

STOCKHOLDER COMMUNICATIONS

Stockholders and other interested parties may communicate with any of our directors by writing to them c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. 10212, Stamford, CT 06904-2212. All communications other than those which on their face are suspicious, inappropriate or illegible will be delivered to the director to whom they are addressed.

AVAILABLE INFORMATION

Our website address is ***www.gartner.com.*** The investor relations section of our website is located at ***www.investor.gartner.com*** and contains, under the "Corporate Governance" link, current electronic printable copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Conduct, which applies to all Gartner officers, directors and employees, (iii) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (iv) charters for each of the Board's standing committees: Audit, Compensation and Governance. This information is also available in print to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.

PROCESS FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR OUR 2013 ANNUAL MEETING

The Company has adopted advance notice requirements related to stockholder business, including director nominations. These requirements are contained in our Bylaws, which can be found at www.investor.gartner.com, under "Corporate Governance", and are summarized below. This summary is qualified by reference to the full Bylaw provision.

If you are a stockholder of record and you want to make a proposal for consideration at the 2013 Annual Meeting without having it included in our proxy materials, we must receive your written notice not less than 90 days prior to the 2013 Annual Meeting; provided, however, that if we fail to give at least 100 days prior notice of this meeting, then we must receive your written notice not more than 10 days after the date on which notice of the 2013 Annual Meeting is mailed.

A stockholder's notice must set forth certain required information including: (i) a brief description of the business to be brought before the meeting and the reasons therefore; (ii) the name and address of the proposing stockholder and certain associated persons; (iii) the number of shares of Common Stock held by such stockholder and associated persons; (iv) a description of any hedging transactions entered into by such stockholder and persons; (v) any material interest of such stockholder and associated persons in the business to be conducted; and (vi) a statement as to whether a proxy statement and form of proxy will be delivered to other stockholders. In addition, certain information in the notice must be supplemented as of the record date for the meeting. If the stockholder business involves director nominations, the stockholder's notice must also contain detailed information concerning the nominee, including name, age, principal occupation, interests in Common Stock, any other information regarding the nominee that would be required to be included in a proxy statement under the rules of the SEC had the proposal been made by management, and an acknowledgment by the nominee of the fiduciary duties owed by a director to a corporation and its stockholders under Delaware law. If you do not comply with all of the provisions of our advance notice requirements, then your proposal may not be brought before the 2013 Annual Meeting. All stockholder notices should be addressed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212.

Additionally, if you want to make a proposal for consideration at next year's Annual Meeting and have it included in our proxy materials for that meeting, we must receive your proposal by December 19, 2012, and it must comply with all other provisions of the Company's advance notice requirements as well as the requirements of Exchange Act Rule 14a-8.

ANNUAL REPORT

A copy of our Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 10-K") has been filed with the Securities and Exchange Commission and is available at www.sec.gov. You may also obtain a copy at www.investor.gartner.com. A copy of the 2011 10-K is also contained in our 2011 Annual Report to Stockholders, which accompanies this Proxy Statement. A copy of the 2011 10-K will be mailed to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212.

OTHER BUSINESS

Management does not intend to present any other items of business and is not aware of any matters other than those set forth in this Proxy Statement that will be presented for action at the 2012 Annual Meeting of Stockholders. However, if any other matters properly come before the 2012 Annual Meeting, the persons designated by the Company as proxies may vote the shares of Common Stock they represent in their discretion.

By Order of the Board of Directors



Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 24, 2012

APPENDIX A

Amended and Restated Executive Performance Bonus Plan

TABLE OF CONTENTS

GARTNER, INC.

EXECUTIVE PERFORMANCE BONUS PLAN

SECTION 1
BACKGROUND, PURPOSE AND DURATION

1.1 Effective Date. Gartner, Inc., having established the Plan effective as of January 1, 2008, hereby amends and restates the Plan effective as of January 1, 2013. The amended and restated Plan is subject to ratification by an affirmative vote of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at the 2012 Annual Meeting of Stockholders of the Company.

1.2 Purpose of the Plan. The Plan is intended to increase stockholder value and the success of the Company by motivating Participants (1) to perform to the best of their abilities, and (2) to achieve the Company's objectives. The Plan's goals are to be achieved by providing Participants with the opportunity to earn incentive awards for the achievement of goals relating to the performance of the Company. The Plan is intended to permit the payment of bonuses that qualify as performance-based compensation under Section 162(m) of the Code.

SECTION 2
DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 "Actual Award" means as to any Performance Period, the actual award (if any) payable to a Participant for the Performance Period. Each Actual Award is determined by the Payout Formula for the Performance Period, subject to the Committee's authority under Section 3.6 to eliminate or reduce the award otherwise determined by the Payout Formula.

2.2 "Affiliate" means any corporation or other entity (including, but not limited to, partnerships and joint ventures) controlled by the Company.

2.3 "Base Salary" means as to any Performance Period, the Participant's earned salary during the Performance Period. Such Base Salary shall be before both (a) deductions for taxes or benefits, and (b) deferrals of compensation pursuant to Company-sponsored plans and Affiliate-sponsored plans.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Cash Flow" means as to any Performance Period, cash generated from operating activities, free cash flow or total cash flow, in the discretion, may and include cash flow return on investment (calculated by dividing any of the foregoing measures of Cash Flow by total capital).

2.6 "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated thereunder, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.7 "Committee" means the committee appointed by the Board (pursuant to Section 5.1) to administer the Plan.

2.8 "Company" means Gartner, Inc., a Delaware corporation, or any successor thereto.

2.9 "Contract Value" means as to any Performance Period, the value attributable to all subscription-related research products that recognize revenue on a ratable basis. Contract value is calculated as the annualized value of all subscription research contracts in effect at a specific point in time, without regard to the duration of the contract.

2.10 "Customer Efficiency" means as to any Performance Period, one or ore objective and quantifiable performance measurements interaction with customers and other third-party entities (for example, but not by way of limitation, client retention, wallet retention, utilization rates, sales performance, billable headcount and user retention, each as defined by the Committee).

2.11 "Determination Date" means the latest possible date that will not jeopardize a Target Award or Actual Award's qualification as performance-based compensation under Section 162(m) of the Code.

2.12 "Disability" means a permanent disability in accordance with a policy or policies established by the Committee (in its discretion) from time to time.

2.13 "Earnings Per Share" means as to any Performance Period, the Company's after-tax Profit, divided by a weighted average number of common shares outstanding and/or dilutive common equivalent shares deemed outstanding.

2.14 "Employee" means any employee of the Company or of an Affiliate, whether such employee is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

2.15 "Financial Efficiency" means as to any Performance Period, the percentage equal to Profit (or Revenue) for the Performance Period, divided by a financial metric determined by the Committee (for example, but not by way of limitation, stockholders' equity or Revenue). Financial Efficiency shall include, but not be limited to, return on stockholders' equity, return on capital, return on assets, return on investment, economic value added and any measure of internal rate of return, each as defined by the Committee.

2.16 "Fiscal Year" means the fiscal year of the Company.

2.17 "Maximum Award" means as to any Participant for any Performance Period, $5 million.

2.18 "Participant" means as to any Performance Period, an Employee who has been selected by the Committee for participation in the Plan for that Performance Period.

2.19 "Payout Formula" means as to any Performance Period, the formula or payout matrix established by the Committee pursuant to Section 3.4 in order to determine the Actual Awards (if any) to be paid to Participants. The formula or matrix may differ from Participant to Participant.

2.20 "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant for a Target Award for a Performance Period. As determined by the Committee, the Performance Goals for any Target Award applicable to a Participant may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Cash Flow, (b) Contract Value, (c) Customer Efficiency, (d) Earnings Per Share, (e) Financial Efficiency, (f) Profit, (g) Revenue, (h) SG&A and (i) Total Stockholder Return. Performance Goals may differ from Participant to Participant, Performance Period to Performance Period and from award to award. Any Performance Goal used may be measured (1) in absolute terms, (2) in combination with another Performance Goal or Goals (for example, but not by way of limitation, as a ratio or matrix), (3) in relative terms (including, but not limited to, as compared to results for other periods of time, against financial metrics and/or against another company, companies or an index or indices), (4) on a per-share or per-capita basis, (5) against the performance of the Company as a whole or a specific business unit(s), business segment(s) or product(s) of the Company, and/or (6) on a pre-tax or after-tax basis. Prior to the Determination Date, the Committee, in its discretion, will determine whether any significant element(s) or item(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participants (for example, but not by way of limitation, the effect of mergers and acquisitions). As determined in the discretion of the Committee prior to the Determination Date, achievement of Performance Goals for a particular Award may be calculated in accordance with the Company's financial statements, prepared in accordance with generally accepted accounting principles, or as adjusted for certain costs, expenses, gains and losses to provide non-GAAP measures of operating results.

2.21 "Performance Period" means a Fiscal Year.

2.22 "Plan" means the Gartner, Inc. Executive Performance Bonus Plan, as set forth in this instrument and as hereafter amended from time to time.

2.23 "Profit" means as to any Performance Period, a measurement of net income as determined by the Committee.

2.24 "Retirement" means with respect to any Participant, a Termination of Employment occurring in accordance with a policy or policies established by the Committee (in its discretion) from time to time.

2.25 "Revenue" means as to any Performance Period, net revenues generated or to be generated (backlog) from third parties.

2.26 "SG&A" means as to any Performance Period, any and all selling, general and/or administrative expenses as reported in a statement of income for the period, or any and all selling, general and/or administrative expenses of the Company or any Affiliate(s) expressed as a percentage of Revenue or Profit.

2.27 "Target Award" means the target award payable under the Plan to a Participant for the Performance Period, expressed as a percentage of his or her Base Salary or a specific dollar amount, as determined by the Committee in accordance with Section 3.3.

2.28 "Termination of Employment" means a cessation of the employee-employer relationship between an Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous reemployment by the Company or an Affiliate.

2.29 "Total Stockholder Return" means as to any Performance Period, the total return (change in share price plus reinvestment of any dividends) of a share of the Company's common stock.

SECTION 3
SELECTION OF PARTICIPANTS AND DETERMINATION OF AWARDS

3.1 Selection of Participants. The Committee, in its sole discretion, shall select the Employees who shall be Participants for any Performance Period. The Committee, in its sole discretion, also may designate as Participants one or more individuals (by name or position) who are expected to become Employees during a Performance Period. Participation in the Plan is in the sole discretion of the Committee, and shall be determined on a Performance Period by Performance Period basis. Accordingly, an Employee who is a Participant for a given Performance Period in no way is guaranteed or assured of being selected for participation in any subsequent Performance Period.

3.2 Determination of Performance Goals. The Committee, in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing.

3.3 Determination of Target Awards. The Committee, in its sole discretion, shall establish a Target Award for each Participant. Each Participant's Target Award shall be determined by the Committee in its sole discretion, and each Target Award shall be set forth in writing.

3.4 Determination of Payout Formula or Formulae. The Committee, in its sole discretion, shall establish a Payout Formula or Formulae for purposes of determining the Actual Award (if any) payable to each Participant. Each Payout Formula shall (a) be in writing, (b) be based on a comparison of actual performance to the Performance Goals, (c) provide for the payment of a Participant's Target Award if the Performance Goals for the Performance Period are achieved at the predetermined level, and (d) provide for the payment of an Actual Award greater than or less than the Participant's Target Award, depending upon the extent to which actual performance exceeds or falls below the Performance Goals. Notwithstanding the preceding, in no event shall a Participant's Actual Award for any Performance Period exceed the Maximum Award.

3.5 Date for Determinations. The Committee shall make all determinations under Sections 3.1 through 3.4 on or before the Determination Date.

3.6 Determination of Actual Awards. After the end of each Performance Period, the Committee shall certify in writing (for example, in its meeting minutes) the extent to which the Performance Goals applicable to each Participant for the Performance Period were achieved or exceeded, as determined by the Committee. The Actual Award for each Participant shall be determined by applying the Payout Formula to the level of actual performance that has been certified in writing by the Committee. Notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may (a) eliminate or reduce the Actual Award payable to any Participant below that which otherwise would be payable under the Payout Formula, and (b) determine whether or not any Participant will receive an Actual Award in the event the Participant incurs a Termination of Employment prior to the date the Actual Award is to be paid pursuant Section 4.2 below.

SECTION 4
PAYMENT OF AWARDS

4.1 Right to Receive Payment. Each Actual Award that may become payable under the Plan shall be paid solely from the general assets of the Company or the Affiliate that employs the Participant (as the case may be), as determined by the Committee. Nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right to payment of an Actual Award other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

4.2 Timing of Payment. Subject to Section 3.6, payment of each Actual Award shall be made as soon as administratively practicable, but in no event later than two and one-half months after the end of the applicable Performance Period.

4.3 Form of Payment. Each Actual Award shall be paid in cash (or its equivalent) in a single lump sum.

4.4 Termination of Employment. If a Participant incurs a Termination or Employment for any reason prior to the end of the Performance Period, such Participant shall not be entitled to an Award. If a Participant incurs a Termination of Employment due to death, disability or an involuntary termination prior to the payment of an Actual Award (determined under Section 3.6) that was scheduled to be paid to him or her prior to such Termination of Employment for a prior Performance Period, the Award shall be paid to the Participant or, if applicable, to his or her designated beneficiary or, if no beneficiary has been designated, to his or her estate.

4.5 Forfeiture or Claw-back of Actual Awards. Notwithstanding any contrary provision of the Plan, the Committee (or the Board), in its sole discretion, may require a Participant to forfeit, return or reimburse the Company all or any portion of his or her Actual Award, to the extent required by applicable law or provided under any claw-back policy adopted by the Company on account of any event of fraud, breach of a fiduciary duty, restatement of financial statements as a result of fraud or willful errors or omissions, or violation of material Company policies.

SECTION 5
ADMINISTRATION

5.1 Committee is the Administrator. The Plan shall be administered by the Committee. The Committee shall consist of not less than two (2) members of the Board. The members of the Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. Each member of the Committee shall qualify as an "outside director" under Section 162(m) of the Code. If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee prior to such determination shall be valid despite such failure to qualify. Any member of the Committee may resign at any time by notice in writing mailed or delivered to the Secretary of the Company. As of the Effective Date of the Plan, the Plan shall be administered by the Compensation Committee of the Board.

5.2 Committee Authority. It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees shall be granted awards, (b) prescribe the terms and conditions of awards, (c) interpret the Plan and the awards, (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside of the United States, (e) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (f) interpret, amend or revoke any such rules.

5.3 Decisions Binding. All interpretations, determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

5.4 Delegation by the Committee. The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Plan to one or more directors and/or officers of the Company; provided, however, that the Committee may not delegate its authority and/or powers with respect to awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code.

SECTION 6
GENERAL PROVISIONS

6.1 Tax Withholding. The Company or an Affiliate, as determined by the Committee, shall withhold all applicable taxes from any Actual Award, including any federal, state, local and other taxes.

6.2 No Effect on Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company or an Affiliate, as applicable, to terminate any Participant's employment or service at any time, with or without cause. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Affiliates (or between Affiliates) shall not be deemed a Termination of Employment. Employment with the Company and its Affiliates is on an at-will basis only. The Company expressly reserves the right, which may be exercised at any time and without regard to when during or after a Performance Period such exercise occurs, to terminate any individual's employment with or without cause, and to treat him or her without regard to the effect which such treatment might have upon him or her as a Participant.

6.3 Participation. No Employee shall have the right to be selected to receive an award under this Plan, or, having been so selected, to be selected to receive a future award.

6.4 Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

6.5 Successors. All obligations of the Company and any Affiliate under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company and/or such Affiliate, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company or such Affiliate.

6.6 Beneficiary Designations.

a. Designation. Each Participant may, pursuant to such uniform and nondiscriminatory procedures as the Committee may specify from time to time, designate one or more Beneficiaries to receive any Actual Award payable to the Participant at the time of his or her death. Notwithstanding any contrary provision of this Section 6.6 shall be operative only after (and for so long as) the Committee determines (on a uniform and nondiscriminatory basis) to permit the designation of Beneficiaries.

b. Changes. A Participant may designate different Beneficiaries (or may revoke a prior Beneficiary designation) at any time by delivering a new designation (or revocation of a prior designation) in like manner. Any designation or revocation shall be effective only if it is received by the Committee. However, when so received, the designation or revocation shall be effective as of the date the designation or revocation is executed (whether or not the Participant still is living), but without prejudice to the Committee on account of any payment made before the change is recorded. The last effective designation received by the Committee shall supersede all prior designations.

c. Failed Designation. If the Committee does not make this Section 6.6 operative or if Participant dies without having effectively designated a Beneficiary, the Participant's Account shall be payable to the general beneficiary shown on the records of the Employer. If no Beneficiary survives the Participant, the Participant's Account shall be payable to his or her estate.

6.7 Nontransferability of Awards. No award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 6.6. All rights with respect to an award granted to a Participant shall be available during his or her lifetime only to the Participant.

6.8 Deferrals. The Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be made into the Gartner, Inc. Deferred Compensation Plan (or such other similar nonqualified deferred compensation plan in effect at the time) and subject to such rules and procedures as shall be determined by the Committee in its sole discretion. Unless otherwise expressly determined by the Committee, the rules and procedures for any deferral elections and deferrals shall be designed to comply with Section 409A of the Code.

6.9 Section 409A. It is intended that all bonuses payable under this Plan will be exempt from the requirements of Section 409A pursuant to the "short-term deferral" exemption or, in the alternative, will comply with the requirements of Section 409A so that none of the payments and benefits to be provided under this Plan will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein shall be interpreted to so comply or be exempt. Each payment and benefit payable under this Plan is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. The Company may, in good faith and without the consent of any Participant, make any amendments to this Plan and take such reasonable actions which it deems necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition under Section 409A prior to actual payment to the Participant.

SECTION 7
AMENDMENT, TERMINATION AND DURATION

7.1 Amendment, Suspension or Termination. The Board or the Committee, each in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Target Award theretofore granted to such Participant. No award may be granted during any period of suspension or after termination of the Plan.

7.2 Duration of the Plan. The Plan shall commence on the date specified herein, and subject to Section 7.1 (regarding the Board or the Committee's right to amend or terminate the Plan), shall remain in effect thereafter.

SECTION 8
LEGAL CONSTRUCTION

8.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

8.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

8.3 Requirements of Law. The granting of awards under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

8.4 Governing Law. The Plan and all awards shall be construed in accordance with and governed by the laws of the State of Connecticut, but without regard to its conflict of law provisions.

8.5 Captions. Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

EXECUTION

IN WITNESS WHEREOF, Gartner, Inc., by its duly authorized officer, has executed the Plan on the date indicated below.

GARTNER, INC.

Dated: _____________, 2012

By: ________________________________
Name:
Title:

2011 Annual Report on Form 10-K



Gartner.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-14443

GARTNER, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-3099750** (I.R.S. Employer Identification No.)
P.O. Box 10212 **56 Top Gallant Road** **Stamford, CT** (Address of principal executive offices)	**06902-7700** (Zip Code)
(203) 316-1111 (Registrant's telephone number, including area code)	

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0005 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $3,584,707,867 based on the closing sale price as reported on the New York Stock Exchange.

The number of shares outstanding of the registrant's common stock was 93,368,900 as of January 31, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held June 7, 2012 (Proxy Statement)	Part III

GARTNER, INC.
2011 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

Gartner, Inc. ("Gartner") (NYSE: IT) is the world's leading information technology research and advisory company. We deliver the technology-related insight necessary for our clients to make the right decisions, every day. From CIOs and senior IT leaders in corporations and government agencies, to business leaders in high-tech and telecom enterprises and professional services firms, to supply chain professionals and technology investors, we are the valuable partner to clients in over 12,400 distinct organizations. We work with every client to research, analyze and interpret the business of IT within the context of their individual role. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, U.S.A., and as of December 31, 2011, we had 4,975 associates, including 1,295 research analysts and consultants, and clients in 85 countries.

The foundation for all Gartner products and services is our independent research on IT and supply chain issues. The findings from this research are delivered through our three business segments — Research, Consulting and Events:

- ***Research*** provides objective insight on critical and timely technology and supply chain initiatives for CIOs, other IT professionals, supply chain leaders, technology companies and the investment community through reports, briefings, proprietary tools, access to our analysts, peer networking services, and membership programs that enable our clients to make better decisions about their IT and supply chain investments.
- ***Consulting*** provides customized solutions to unique client needs through on-site, day-to-day support, as well as proprietary tools for measuring and improving IT performance with a focus on cost, performance, efficiency, and quality.
- ***Events*** provide IT, supply chain, and business professionals the opportunity to attend various symposia, conferences and exhibitions to learn, contribute and network with their peers. From our flagship event Symposium/ITxpo, to Summits focused on specific technologies and industries, to experimental workshop-style Seminars, our events distill the latest Gartner research into applicable insight and advice.

For more information regarding Gartner and our products and services, visit www.gartner.com.

References to "the Company," "we," "our," and "us" are to Gartner, Inc. and its consolidated subsidiaries.

MARKET OVERVIEW

Information technology is critical to supporting increased productivity, service improvement and revenue in every organization around the world, from business enterprises of every size, to governments and government agencies, as well as other organizations. IT and the supply chain are viewed today as strategic components of growth and operating performance. Given the strategic and critical nature of technology decision-making and spending, business enterprises, governments and their agencies, and other organizations turn to outside experts for guidance in procurement, implementation and operations advice in order to maximize the value of their IT investments.

As the costs of IT solutions continue to rise, IT executives and professionals have realized the importance of making well-informed decisions and increasingly seek to maximize their returns on IT capital investments. As a result, any IT investment decision in an enterprise is subject to increased financial scrutiny, especially in the current challenging economic climate. In addition, today's IT marketplace is dynamic and complex. Technology providers continually introduce new products with a wide variety of standards and features that are prone to shorter life cycles. Users of technology — a group that encompasses nearly all organizations — must keep abreast of new developments in technology to ensure that their IT systems are reliable, efficient and meet both their current and future needs.

OUR SOLUTION

We provide high-quality, independent and objective research and fact-based analysis on the IT industry. Through our robust product portfolio, our global research team provides thought leadership and technology insights that enable CIOs, supply chain professionals, executives and other technology practitioners the information and advice they need to make the right decisions, every day.

We employ a diversified business model that utilizes and leverages the breadth and depth of our intellectual capital. The foundation of our business model is our ability to create and distribute our proprietary research content as broadly as possible via published reports and briefings, consulting and advisory services, and our events, including Gartner Symposium/ITxpo.

With a base of 814 research analysts, we create timely and relevant technology-related research. In addition, we have 481 experienced consultants who combine our objective, independent research with a practical, business perspective focused on the IT industry. Our events are the largest of their kind, gathering highly qualified audiences of CIOs, other senior business executives and IT professionals, supply chain leaders, and purchasers and providers of technology and supply chain products and services.

PRODUCTS AND SERVICES

Our diversified business model provides multiple entry points and synergies that facilitate increased client spending on our research, consulting services and events. A critical part of our long-term strategy is to increase business volume with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and advice. We also seek to extend the Gartner brand name to develop new client relationships, augment our sales capacity, and expand into new markets around the world. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services. These initiatives have created additional revenue streams through more effective packaging, campaigning and cross-selling of our products and services.

Our principal products and services are delivered via our Research, Consulting and Events segments:

- **RESEARCH.** Gartner research is the fundamental building block for all Gartner services and covers all technology-related markets, topics and industries, as well as supply chain topics. We combine our proprietary research methodologies with extensive industry and academic relationships to create Gartner solutions. Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. Our research analysts are in regular contact with both technology providers and technology users, enabling them to identify the most pertinent topics in the IT marketplace and develop relevant product enhancements to meet the evolving needs of users of our research. They provide in-depth analysis on all aspects of technology, including hardware; software and systems; services; IT management; market data and forecasts; and vertical-industry issues. Our proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client's desktop via our website and/or product-specific portals. Clients typically sign contracts that provide access to our research content for individual users over a defined period of time, which is typically one year.

  There are various products and services through which our clients can take advantage of the insight gained through our rigorous research processes and proprietary methodologies:

  Gartner Executive Programs provides role-based offerings for CIOs which combines the shared intelligence of the largest CIO and IT executive community in the world with customized access to Gartner insight and resources. An Executive Programs membership leverages the knowledge and expertise of Gartner in ways that are specific to the CIO's needs. This service provides CIOs with the combined value of role-specific insights from Gartner analysts, practical advice from an exclusive community of peers, and expert coaching from a leadership partner. Our Gartner for Enterprise IT Leaders product, which is part of Executive Programs, provides a personalized service consisting of Gartner research, peer-interaction and networking to help CIO direct reports save time and money, mitigate risk and exploit new opportunities. Approximately 4,100 CIOs and senior IT executives are members of Gartner Executive Programs.

  Gartner for IT Leaders provides role-based research to assist functional IT leaders with effective decision making. These products align a client's specific job-related challenges with appropriate Gartner analysts and insight, and connect IT leaders to IT peers who share common business and technology issues. Gartner for IT Leaders is an indispensable strategic resource, delivering timely, reliable insight to guide decisions and help these clients get the most from their highest-priority initiatives.

  Gartner for Business Leaders provides research offerings for business leaders in technology providers and telecommunications companies—including product and marketing management, competitive intelligence and analyst relations professionals—to achieve a higher level of success in growing their business.

  Gartner Industry Advisory Services address technology issues and topics with a focus on their impact on specific vertical industries. This service is for CIOs, CTOs, and other senior IT executives.

  Gartner for Supply Chain Leaders delivers objective, actionable insight and best practices around key supply chain initiatives to help supply chain operations professionals build, manage and transform their global supply chains — maximizing productivity,

minimizing risks and driving revenue and competitive advantage. We also offer sector-specific supply chain guidance for eight industries: aerospace, automotive, consumer products, chemical and process manufacturing, healthcare and life sciences, high-tech manufacturing, industrial manufacturing, and retail.

Gartner for Enterprise Supply Chain Leaders provides senior supply chain executives (in large, complex enterprises) with the same in-depth insight and best practice research as Gartner for Supply Chain Leaders, plus ongoing expert coaching from a trusted advisor and the ability to confer, collaborate and compare notes with a vibrant community of experienced peers.

Gartner for Technical Professionals provides technical architects and engineers with the in-depth technical research and guidance to deliver outstanding results on the projects and initiatives that support the successful execution of IT strategy.

Gartner Invest portfolio delivers technology research and analysis to buy-side investment professionals, including those in public equity, venture capital, private equity and investment banking to support the activities of investors interested in technology. Content is built around a base of published qualitative and quantitative Gartner research that captures both the supply- and demand-side perspectives of IT, and contains unique insight.

- **CONSULTING.** Gartner Consulting brings together our unique research insight: benchmarking data, problem-solving methodologies and hands-on experience to improve the return on a client's IT investment. Our consultants provide fact-based consulting services to help clients use and manage IT to enable business performance.

  Consulting solutions capitalize on Gartner assets that are invaluable to IT decision making, including: (1) our extensive research, which ensures that our consulting analyses and advice are based on a deep understanding of the IT environment and the business of IT; (2) our market independence, which keeps our consultants focused on our client's success; and (3) our market-leading benchmarking capabilities, which provide relevant comparisons and best practices to assess and improve performance.

  Gartner Consulting provides solutions to CIO's and other IT executives, and to those professionals responsible for IT applications, enterprise architecture, go-to-market strategies, infrastructure and operations, programs and portfolio management and sourcing and vendor relationships. Consulting also provides targeted consulting services to professionals in the banking and investment services, education, energy and utilities, government, healthcare providers and high-tech and telecom providers that utilize our in-depth knowledge of the demands of each industry. Finally, we provide actionable solutions for IT cost optimization, technology modernization and IT sourcing optimization initiatives.

- **EVENTS.** Gartner Symposium/ITxpo events and Gartner Summit events are gatherings of technology's most senior IT professionals, business strategists and practitioners. Gartner Events gives both clients and non-clients live access to insights from our latest proprietary research in a concentrated way. Informative sessions led by Gartner analysts are augmented with technology showcases, peer exchange opportunities, analyst one-on-one meetings, workshops and keynotes by technology's top leaders. They also provide attendees with an opportunity to interact with business executives from the world's leading technology companies.

  Gartner Events attract high-level IT and business professionals who seek in-depth knowledge about technology products and services. Gartner Symposium/ITxpo events are large, strategic conferences held in various locations throughout the world for CIOs and other senior IT and business professionals. Gartner Summit events focus on specific topics, technologies and industries, providing IT professionals with the insight, solutions and networking opportunities to succeed in their job role. Finally, we offer targeted events for CIOs and IT executives, such as CIO Leadership Forum.

COMPETITION

We believe that the principal factors that differentiate us from our competitors are the following:

- Superior IT research content — We believe that we create the broadest, highest-quality and most relevant research coverage of the IT industry. Our research analysis generates unbiased insight that we believe is timely, thought-provoking and comprehensive, and that is known for its high quality, independence and objectivity.
- Our leading brand name — We have provided critical, trusted insight under the Gartner name for almost 35 years.
- Our global footprint and established customer base — We have a global presence with clients in 85 countries on six continents. For 2011 and 2010, 46% and 44% of our revenues, respectively, were derived from sales outside of the U.S.

- Substantial operating leverage in our business model — We have the ability to distribute our intellectual property and expertise across multiple platforms, including research publications, consulting engagements, conferences and executive programs, to derive incremental revenues and profitability.
- Experienced management team — Our management team is composed of IT research veterans and experienced industry executives.
- Vast network of analysts and consultants — As of December 31, 2011, we had 1,295 research analysts and consultants located around the world. Our analysts collectively speak 47 languages and are located in 26 countries, enabling us to cover all aspects of IT on a global basis.

Notwithstanding these differentiating factors, we face competition from a significant number of independent providers of information products and services. We compete indirectly against consulting firms and other information providers, including electronic and print media companies. These indirect competitors could choose to compete directly with us in the future. In addition, we face competition from free sources of information that are available to our clients through the Internet. Limited barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services. However, we believe the breadth and depth of our research assets position us well versus our competition. Increased competition may result in loss of market share, diminished value in our products and services, reduced pricing and increased sales and marketing expenditures.

INTELLECTUAL PROPERTY

Our success has resulted in part from proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. We have policies related to confidentiality, ownership and the use and protection of Gartner's intellectual property, and we also enter into agreements with our employees as appropriate that protect our intellectual property, and we enforce these agreements if necessary.

We recognize the value of our intellectual property in the marketplace and vigorously identify, create and protect it. Additionally, we actively monitor and enforce contract compliance by our end users.

EMPLOYEES

As of December 31, 2011, we had 4,975 employees, an increase of 12% compared to December 31, 2010 as we continue to invest for future growth. We have 924 employees located at our headquarters in Stamford, Connecticut and a nearby office in Trumbull; 2,000 employees located elsewhere in the United States; and 2,051 employees located outside of the United States. Our employees may be subject to collective bargaining agreements at a company or industry level in those foreign countries where this is part of the local labor law or practice. We have experienced no work stoppages and consider our relations with our employees to be favorable.

AVAILABLE INFORMATION

Our Internet address is www.gartner.com and the investor relations section of our website is located at *www.investor.gartner.com*. We make available free of charge, on or through the investor relations section of our website, printable copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Also available at *www.investor.gartner.com*, under the "Corporate Governance" link, are printable and current copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Conduct, which applies to all Gartner officers, directors and employees, (iii) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (iv) charters for each of the Board's standing committees: Audit, Compensation and Governance/Nominating.

ITEM 1A. RISK FACTORS

We operate in a highly competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond our control. In addition, we and our clients are affected by global economic conditions. The following sections discuss many, but not all, of the risks and uncertainties that may affect our future performance, but is not intended to be all-inclusive. Any of the risks described below could have a material adverse impact on our business, prospects, results of operations, financial condition,

and cash flows, and could therefore have a negative effect on the trading price of our common stock. Additionally risks not currently known to us or that we now deem immaterial may also harm us and negatively affect your investment.

Risks related to our business

Our operating results could be negatively impacted by global economic conditions. Our business is impacted by general economic conditions, both domestic and abroad. The global credit crisis and economic recession that began in 2008 contributed to significant slowdowns and uncertainty in global trade and economic activity, which continue through today. In addition, difficulties related to the refinancing of sovereign debt, especially in Europe, could negatively and materially affect demand for our products and services. Such difficulties could include the ability to maintain client retention, wallet retention and consulting utilization rates, achieve contract value and consulting backlog growth, attract attendees and exhibitors to our events or obtain new clients. Such developments could negatively impact our financial condition, results of operations, and cash flows.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations and financial condition. We face direct competition from a significant number of independent providers of information products and services, including information available on the Internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which may have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, limited barriers to entry exist in the markets in which we do business. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources.

There can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so could result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we may not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, and the ability to offer products to meet changing market needs for information and analysis, or price.

We may not be able to maintain our existing products and services. We operate in a rapidly evolving market, and our success depends upon our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our predictions prove to be wrong or are not substantiated by appropriate research, our reputation may suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner. Failure to increase and improve our electronic delivery capabilities could adversely affect our future business and operating results.

We may not be able to enhance and develop our existing products and services, or introduce the new products and services that are needed to remain competitive. The market for our products and services is characterized by rapidly changing needs for information and analysis on the IT industry as a whole. The development of new products is a complex and time-consuming process. Nonetheless, to maintain our competitive position, we must continue to enhance and improve our products and services, develop or acquire new products and services, deliver all products and services in a timely manner, and appropriately position and price new products and services relative to the marketplace and our costs of producing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations and financial position. Additionally, significant delays in new product or services releases or significant problems in creating new products or services could adversely affect our business, results of operations and financial position.

We depend on renewals of subscription-based services and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services could lead to a decrease in our revenues. A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted 69% and 67% of our revenues for 2011 and 2010, respectively. Generating new sales of our subscription-based products and services, both to new and existing clients, is often a time consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

Our research subscription agreements are generally for twelve months. Our ability to maintain contract renewals is subject to numerous factors, including the following:

- delivering high-quality and timely analysis and advice to our clients;

- understanding and anticipating market trends and the changing needs of our clients; and
- delivering products and services of the quality and timeliness necessary to withstand competition.

Additionally, as we continue to adjust our products and service offerings to meet our clients' continuing needs, we may shift the type and pricing of our products which may impact client renewal rates. While our research client retention rate was 82% at December 31, 2011 and 83% at December 31, 2010, there can be no guarantee that we will continue to maintain this rate of client renewals.

We depend on non-recurring consulting engagements and our failure to secure new engagements could lead to a decrease in our revenues. Consulting segment revenues constituted 21% of our total revenues for 2011 and 23% for 2010. These consulting engagements typically are project-based and non-recurring. Our ability to replace consulting engagements is subject to numerous factors, including the following:

- delivering consistent, high-quality consulting services to our clients;
- tailoring our consulting services to the changing needs of our clients; and
- our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

Any material decline in our ability to replace consulting arrangements could have an adverse impact on our revenues and our financial condition.

The profitability and success of our conferences, symposia and events could be adversely affected by external factors beyond our control. The market for desirable dates and locations for conferences, symposia and events is highly competitive. If we cannot secure desirable dates and locations for our conferences, symposia and events their profitability could suffer, and our financial condition and results of operations may be adversely affected. In addition, because our events are scheduled in advance and held at specific locations, the success of these events can be affected by circumstances outside of our control, such as labor strikes, transportation shutdowns and travel restrictions, economic slowdowns, terrorist attacks, weather, natural disasters and other world events impacting the global economy, the occurrence of any of which could negatively impact the success of the event and as the global economy recovers, our ability to procure space for our events and keep associated costs down could become more challenging.

Our sales to governments are subject to appropriations and may be terminated. We derive significant revenues from contracts with the U.S. government and its respective agencies, numerous state and local governments and their respective agencies, and foreign governments and their agencies. At December 31, 2011 and 2010, approximately $225.0 million and $210.0 million, respectively, of our Research contract value and Consulting backlog was attributable to governments. We believe substantially all of the amount attributable to governments at December 31, 2011 will be filled in 2012. Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services, and our contracts at the state and local levels are subject to various government authorizations and funding approvals and mechanisms. In general, most if not all of these contracts may be terminated at any time without cause ("termination for convenience"). Additionally, many state governments, their agencies, and municipalities across the United States are under severe financial strain and are considering significant budget cuts. Should appropriations for the governments and agencies that contract with us be curtailed, or should government contracts be terminated for convenience, we may experience a significant loss of segment and consolidated revenues.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services. Our success depends heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. We face competition for the limited pool of these qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have a greater ability to attract and compensate these professionals. Some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Any failure to retain key personnel or hire and train additional qualified personnel as required to support the evolving needs of clients or growth in our business, could adversely affect the quality of our products and services, as well as future business and operating results.

We may not be able to maintain the equity in our brand name. We believe that our "Gartner" brand, including our independence, is critical to our efforts to attract and retain clients and that the importance of brand recognition will increase as competition increases. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, expend additional sums to protect the brand and otherwise increase

expenditures to create and maintain client brand loyalty. If we fail to effectively promote and maintain the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be adversely impacted.

Our international operations expose us to a variety of operational risks which could negatively impact our future revenue and growth. We have clients in 85 countries and a substantial amount of our revenues are earned outside of the U.S.

Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, changes in market demand as a result of tariffs and other trade barriers, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, and the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent.

Our international operations expose us to volatility in foreign currency exchange rates. Revenues earned outside the U.S. are typically transacted in local currencies, which may fluctuate significantly against the dollar. While we may use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our revenues and results of operations could be adversely affected by unfavorable foreign currency fluctuations.

Natural disasters or geo-political events may disrupt our business. A major weather event, terrorist attack, earthquake, flood, volcanic activity, or other catastrophic disaster could significantly disrupt our operations. Such events could cause delays in initiating or completing sales, impede delivery of our products and services to our clients, disrupt other critical client-facing and business processes, or dislocate our critical internal functions. Our corporate headquarters is located approximately 30 miles from New York City, which was the site of a major terrorist attack in 2001, and we have an operations center located in Ft. Myers, Florida, a hurricane-prone area. We also operate in numerous international locations, and we have offices in a number of major cities across the globe. Abrupt political change, terrorist activity, and armed conflict pose a risk of general economic disruption in affected countries and regions, which may negatively impact our sales and increase our operating costs. Additionally, these conditions also may add uncertainty to the timing and budget decisions of our clients. Such events could significantly harm our ability to conduct normal business operations and negatively impact our financial condition and/or operating results.

Internet and critical internal computer system failures, cyber-attacks, or compromises of our systems or security could damage our reputation and harm our business. A significant portion of our business is conducted over the Internet and we rely heavily on computer systems. A cyber-attack, widespread Internet failure, or disruption of our critical information technology systems through viruses or otherwise could cause delays in initiating or completing sales, impede delivery of our products and services to our clients, disrupt other critical client-facing or business processes, or dislocate our critical internal functions. Such events could significantly harm our ability to conduct normal business operations and negatively impact our financial condition and/or operating results.

We take steps generally acknowledged as standard for the industry to secure our management information systems, including our computer systems, intranet, proprietary websites, email and other telecommunications and data networks, and we carefully scrutinize the security of outsourced website and service providers prior to retaining their services. However, the security measures implemented by us or by our outside service providers may not be effective and our systems (and those of our outside service providers) may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. Our reputation, brand, financial condition and/or operating results could be adversely affected if, as a result of a significant cyber event or other technology-related catastrophe, our operations are disrupted or shutdown; our confidential, proprietary information is stolen or disclosed; we incur costs or are required to pay fines in connection with stolen customer, employee, or other confidential information; we are required to dedicate significant resources to system repairs or increase cyber security protection; or we otherwise incur significant litigation or other costs as a result of these occurrences.

We may experience outages and disruptions of our online services if we fail to maintain an adequate operations infrastructure. Our increasing user traffic and complexity of our products and services demand more computing power. We have spent and expect to continue to spend substantial amounts to maintain data centers and equipment and to upgrade our technology and network infrastructure to handle increased traffic on our websites. However, any inefficiencies or operational failures could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential users, subscribers, and advertisers, harming our operating results and financial condition.

Our outstanding debt obligation could impact our financial condition or future operating results. We have a credit agreement that provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility. The credit arrangement contains an expansion feature by which the term loan and revolving facility may be increased, at our option and under certain conditions, by up to an additional $150.0 million in the aggregate which may or may not be available to us depending upon prevailing credit market conditions.

The affirmative, negative and financial covenants of the credit arrangement could limit our future financial flexibility. Additionally, a failure to comply with these covenants could result in acceleration of all amounts outstanding under the arrangement, which would materially impact our financial condition unless accommodations could be negotiated with our lenders. No assurance can be given that we would be successful in doing so in this current financial climate, or that any accommodations that we were able to negotiate would be on terms as favorable as those presently contained in the credit arrangement. The associated debt service costs of this credit arrangement could impair our future operating results. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

We may require additional cash resources which may not be available on favorable terms or at all. We believe that our existing cash balances, projected cash flow from operations, and the borrowing capacity we have under our revolving credit facility will be sufficient to fund our plans for the next 12 months and the foreseeable future.

However, we may require additional cash resources due to changed business conditions, implementation of our strategy and stock repurchase program, to repay indebtedness or to pursue future business opportunities requiring substantial investments of additional capital. If our existing financial resources are insufficient to satisfy our requirements, we may seek additional borrowings. Prevailing credit market conditions may negatively affect debt availability and cost, and, as a result, financing may not be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would further restrict our operations.

If we are unable to enforce and protect our intellectual property rights our competitive position may be harmed. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may obtain and use technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. The laws of certain countries, particularly in emerging markets, do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our intellectual property against unauthorized third-party copying or use, which could adversely affect our competitive position. Our employees are subject to non-compete agreements. When the non-competition period expires, former employees may compete against us. If a former employee chooses to compete against us prior to the expiration of the non-competition period, we seek to enforce these non-compete provisions but there is no assurance that we will be successful in our efforts. Additionally, there can be no assurance that another party will not assert that we have infringed its intellectual property rights.

We have grown, and may continue to grow, through acquisitions and strategic investments, which could involve substantial risks. We have made and may continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services. The risks involved in each acquisition or investment include the possibility of paying more than the value we derive from the acquisition, dilution of the interests of our current stockholders or decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks, the ability to retain key personnel of the acquired company, the inability to integrate the business of the acquired company, the time to train the sales force to market and sell the products of the acquired business, the potential disruption of our ongoing business and the distraction of management from our business. The realization of any of these risks could adversely affect our business. Additionally, we face competition in identifying acquisition targets and consummating acquisitions.

We face risks related to litigation. We are, and may in the future be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits, responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a successful claim is made against us and we fail to settle the claim on reasonable terms, our business, results of operations or financial position could be materially adversely affected.

We face risks related to taxation. We operate in numerous domestic and foreign taxing jurisdictions and our level of operations and profitability in each jurisdiction may have an impact upon the amount of income taxes that we recognize in any given year. In addition, our tax filings for various tax years are subject to audit by the tax authorities in jurisdictions where we conduct business, and in the ordinary course of business, we may be under audit by one or more tax authorities from time to time. These audits may result in assessments of additional taxes, and resolution of these matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts we have recorded. Additionally, the results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period or periods for which that determination is made.

The Internal Revenue Service ("IRS") has completed its examination of the federal income tax return of the Company for the tax year ended December 31, 2007. In December 2010, the Company received a report of the audit findings. The Company disagrees with certain of the proposed adjustments and is disputing this matter through applicable IRS and judicial procedures, as appropriate. In addition, in the second quarter of 2011 the IRS commenced an audit of the Company's 2008 and 2009 tax years. The Company continues to comply with all information requests and no material adjustments of the Company's tax positions have been proposed at this time for the 2008 and 2009 tax years. Although the final resolution of these audits is uncertain and there are no assurances that the ultimate resolution will not exceed the amounts recorded, the Company believes that the ultimate disposition of these matters will not have a material adverse effect on its consolidated financial position, cash flows, or results of operations.

Our corporate compliance program cannot guarantee that we are in compliance with all applicable laws and regulations. We operate in a number of countries, and as a result we are required to comply with numerous, and in many cases, changing international and U.S. federal, state and local laws and regulations. As a result, we have developed and instituted a corporate compliance program which includes the creation of appropriate policies defining employee behavior that mandate adherence to laws, employee training, annual affirmations, monitoring and enforcement. However, if any employee fails to comply with, or intentionally disregards, any of these laws or regulations, a range of liabilities could result for the employee and for the Company, including, but not limited to, significant penalties and fines, sanctions and/or litigation, and the expenses associated with defending and resolving any of the foregoing, any of which could have a material impact on our business.

Risks related to our Common Stock

Our operating results may fluctuate from period to period and may not meet the expectations of securities analysts or investors or guidance we have given, which may cause the price of our Common Stock to decline. Our quarterly and annual operating results may fluctuate in the future as a result of many factors, including the timing of the execution of research contracts, the extent of completion of consulting engagements, the timing of symposia and other events, the amount of new business generated, the mix of domestic and international business, currency fluctuations, changes in market demand for our products and services, the timing of the development, introduction and marketing of new products and services, and competition in the industry. An inability to generate sufficient earnings and cash flow, and achieve our forecasts, may impact our operating and other activities. The potential fluctuations in our operating results could cause period-to-period comparisons of operating results not to be meaningful and may provide an unreliable indication of future operating results. Furthermore, our operating results may not meet the expectations of securities analysts or investors in the future or guidance we have given. If this occurs, the price of our stock would likely decline.

Our stock price may be impacted by factors outside of our control and you may not be able to resell shares of our Common Stock at or above the price you paid. The trading prices of our Common Stock could be subject to significant fluctuations in response to, among other factors, developments in the industries in which we do business, general economic conditions, general market conditions, changes in the nature and composition of our stockholder base, changes in securities analysts' recommendations regarding our securities and our performance relative to securities analysts' expectations for any quarterly period. These factors may adversely affect the market price of our Common Stock.

Future sales of our Common Stock in the public market could lower our stock price. Sales of a substantial number of shares of Common Stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our Common Stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. Furthermore, we have various equity incentive plans that provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards which have the effect of adding shares of Common Stock into the public market.

As of December 31, 2011, the aggregate number of shares of our Common Stock issuable pursuant to outstanding grants and awards under these plans was approximately 6.8 million shares (approximately 2.3 million of which have vested). In addition, approximately 6.5 million shares may be issued in connection with future awards under our equity incentive plans. Shares of Common Stock issued

under these plans are freely transferable without further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by affiliates (as that term is defined in Rule 144 under the Securities Act). We cannot predict the size of future issuances of our Common Stock or the effect, if any, that future issuances and sales of shares of our Common Stock will have on the market price of our Common Stock.

Interests of certain of our significant stockholders may conflict with yours. To our knowledge, as of the date of this report and based upon SEC filings, six institutional investors each presently hold over 5% of our Common Stock. While no stockholder or institutional investor individually holds a majority of our outstanding shares, these significant stockholders may be able, either individually or acting together, to exercise significant influence over matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, adoption or amendment of equity plans and approval of significant transactions such as mergers, acquisitions, consolidations and sales or purchases of assets. In addition, in the event of a proposed acquisition of the Company by a third party, this concentration of ownership may delay or prevent a change of control in us. Accordingly, the interests of these stockholders may not always coincide with our interests or the interests of other stockholders, or otherwise be in the best interests of us or all stockholders.

Our anti-takeover protections may discourage or prevent a change of control, even if a change in control would be beneficial to our stockholders. Provisions of our restated certificate of incorporation and bylaws and Delaware law may make it difficult for any party to acquire control of us in a transaction not approved by our Board of Directors. These provisions include:

- the ability of our Board of Directors to issue and determine the terms of preferred stock;
- advance notice requirements for inclusion of stockholder proposals at stockholder meetings; and
- the anti-takeover provisions of Delaware law.

These provisions could discourage or prevent a change of control or change in management that might provide stockholders with a premium to the market price of their Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Exchange Act.

ITEM 2. PROPERTIES.

We lease 23 domestic and 44 international offices and we have a significant presence in Stamford, Connecticut, Ft. Myers, Florida and Egham, the United Kingdom. The Company does not currently own any properties.

Our corporate headquarters is located in approximately 213,000 square feet of leased office space in three buildings located in Stamford. This facility also accommodates research and analysis, marketing, sales, client support, production, corporate services, and administration. In 2010, the Company entered into an amended and restated lease agreement for the Stamford headquarters facility that provides for a term of fifteen years. The amended lease also grants the Company three options to renew the lease at fair market value for five years each, an option to purchase the facility at fair market value, and $25.0 million to be provided by the landlord to renovate the three buildings and the parking areas comprising the facility. The renovation work commenced in 2011 and is expected to be completed in late 2012.

Our Ft. Myers operations were located in 62,400 square feet of leased office space until early 2012, at which time we completely moved our operations to a new, expanded facility nearby consisting of approximately 120,000 square feet of leased office space located in one building for which the lease will expire in 2026. Our Egham location has approximately 72,000 square feet of leased office space in two buildings for which the leases expire in 2020 and 2025, respectively. Our other domestic and international locations support our research, consulting, domestic and international sales efforts, and other functions.

We continue to constantly assess our space needs as our business changes. We believe that our existing facilities and the expanded space in Ft. Myers will be adequate for our current and foreseeable needs. Should additional space be necessary, we believe that it will be available.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in various legal and administrative proceedings and litigation arising in the ordinary course of business. The outcome of these individual matters is not predictable at this time. However, we believe that the ultimate resolution of these matters, after considering amounts already accrued and insurance coverage, will not have a material adverse effect on our financial position, results of operations, or cash flows in future periods.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock is listed on the New York Stock Exchange under the symbol IT. As of January 31, 2012, there were 2,281 holders of record of our Common Stock. Our 2012 Annual Meeting of Stockholders will be held on June 7, 2012 at the Company's corporate headquarters in Stamford, Connecticut. We did not submit any matter to a vote of our stockholders during the fourth quarter of 2011.

The following table sets forth the high and low sale prices for our Common Stock as reported on the New York Stock Exchange for the periods indicated:

	2011		2010	
	High	Low	High	Low
Quarter ended March 31	$ 41.68	$ 33.11	$ 24.75	$ 18.07
Quarter ended June 30	43.39	35.79	26.58	21.73
Quarter ended September 30	41.87	31.98	29.99	22.72
Quarter ended December 31	41.09	32.24	34.00	29.54

DIVIDEND POLICY

We currently do not pay cash dividends on our Common Stock. In addition, our 2010 Credit Agreement contains a negative covenant which may limit our ability to pay dividends.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan information set forth in Part III, Item 12 of this Form 10-K is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

The Company has a $500.0 million share repurchase program, of which $293.5 million remained available as of December 31, 2011. Repurchases may be made from time-to-time through open market purchases, private transactions, tender offers or other transactions. The amount and timing of repurchases will be subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may also be made from time-to-time in connection with the settlement of the Company's shared-based compensation awards. Repurchases will be funded from cash flow from operations or borrowings.

The following table provides detail related to repurchases of our Common Stock in the three months ended December 31, 2011 pursuant to our share repurchase program and pursuant to the settlement of share-based compensation awards:

Period	Total Number of Shares Purchased (#)	Average Price Paid Per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (#)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs ($000's)
October	250,836	$ 35.77	250,836	
November	38,075	38.30	38,075	
December (1)	1,714,806	35.19	1,714,806	
Total (2)	2,003,717	$ 35.32	2,003,717	$ 293,470

(1) Includes 1,648,434 shares the Company repurchased directly from ValueAct Capital Master Fund, L.P. pursuant to a stock purchase agreement entered into in December 2011 at a price of $35.20 per share. The total cost of the repurchase was $58.0 million.

(2) For the year ended December 31, 2011, the Company repurchased 5,890,238 shares for a total cost of $212.0 million.

ITEM 6. SELECTED FINANCIAL DATA

The fiscal years presented below are for the respective twelve-month period from January 1 through December 31. Data for all years was derived or compiled from our audited consolidated financial statements included herein or from submissions of our Form 10-K in prior years. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 10-K.

(In thousands, except per share data)	2011	2010	2009	2008	2007
STATEMENT OF OPERATIONS DATA:					
Revenues:					
Research	$ 1,012,062	$ 865,000	$ 752,505	$ 781,581	$ 683,380
Consulting	308,047	302,117	286,847	347,404	325,030
Events	148,479	121,337	100,448	150,080	160,065
Total revenues	1,468,588	1,288,454	1,139,800	1,279,065	1,168,475
Operating income	214,062	149,265	134,477	164,368	129,458
Income from continuing operations	136,902	96,285	82,964	97,148	70,666
Income from discontinued operations	—	—	—	6,723	2,887
Net income	$ 136,902	$ 96,285	$ 82,964	$ 103,871	$ 73,553
PER SHARE DATA:					
Basic:					
Income from continuing operations	$ 1.43	$ 1.01	$ 0.88	$ 1.02	$ 0.68
Income from discontinued operations	—	—	—	0.07	0.03
Income per share	$ 1.43	$ 1.01	$ 0.88	$ 1.09	$ 0.71
Diluted:					
Income from continuing operations	$ 1.39	$ 0.96	$ 0.85	$ 0.98	$ 0.65
Income from discontinued operations	—	—	—	0.07	0.03
Income per share	$ 1.39	$ 0.96	$ 0.85	$ 1.05	$ 0.68
Weighted average shares outstanding					
Basic	96,019	95,747	94,658	95,246	103,613
Diluted	98,846	99,834	97,549	99,028	108,328
OTHER DATA:					
Cash and cash equivalents	$ 142,739	$ 120,181	$ 116,574	$ 140,929	$ 109,945
Total assets	1,379,872	1,285,658	1,215,279	1,093,065	1,133,210
Long-term debt	150,000	180,000	124,000	238,500	157,500
Stockholders' equity (deficit)	181,784	187,056	112,535	(21,316)	17,498

The following items impact the comparability and presentation of our consolidated data:

- In 2011 we repurchased 5.9 million of our common shares under our share repurchase program at a total cost of $212.0 million. We also repurchased 3.9 million, 0.3 million, 9.7 million, and 8.4 million of our common shares in 2010, 2009, 2008, and 2007, respectively (see Note 7 — Stockholders' Equity in the Notes to the Consolidated Financial Statements).

- In 2010 we refinanced our debt (see Note 5 — Debt in the Notes to the Consolidated Financial Statements). In conjunction with the refinancing, we recorded $3.7 million in incremental pre-tax charges in that year related to the termination of the previous credit arrangement.

- In 2009 we acquired AMR Research, Inc. and Burton Group, Inc. (see Note 2 — Acquisitions in the Notes to the Consolidated Financial Statements). The results of these businesses are included beginning on their respective dates of acquisition. For 2010 and 2009, we recognized $7.9 million and $2.9 million, respectively in pre-tax acquisition and integration charges related to these acquisitions.

- In 2008 we sold our Vision Events business, which had been part of our Events segment. Accordingly, the results of operations of this business and the related gain on sale were reported as a discontinued operation. The statements of operations and per share data for 2007 in the table have been restated to present the results of this business as a discontinued operation to achieve comparability.
- In 2007 we recorded $9.1 million of pre-tax charges for the settlement of litigation and for severance.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of the following Management's Discussion and Analysis ("MD&A") is to help facilitate the understanding of significant factors influencing the operating results, financial condition and cash flows of Gartner, Inc. Additionally, the MD&A also conveys our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our consolidated financial statements and related notes included in this report. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. References to "the Company," "we," "our," and "us" are to Gartner, Inc. and its consolidated subsidiaries.

The following item impacts the presentation and discussion of results in this MD&A section:

In December 2009 we acquired AMR Research, Inc. ("AMR Research") and Burton Group, Inc. ("Burton Group") (see Note 2 — Acquisitions in the Notes to the Consolidated Financial Statements). The operating results of these businesses were included in our consolidated results beginning on their respective dates of acquisition. The results of these businesses were not material to our consolidated or segment results for 2009.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains certain forward-looking statements. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "expect," "should," "could," "believe," "plan," "anticipate," "estimate," "predict," "potential," "continue," or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in Part 1, Item 1A, Risk Factors. Readers should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur. Readers should review carefully any risk factors described in other reports we filed with the SEC.

BUSINESS OVERVIEW

Gartner, Inc. is the world's leading information technology research and advisory company that helps executives use technology to build, guide and grow their enterprises. We offer independent and objective research and analysis on the information technology, computer hardware, software, communications and related technology industries. We provide comprehensive coverage of the IT industry to thousands of client organizations across the globe. Our client base consists primarily of CIOs and other senior IT and executives from a wide variety of business enterprises, government agencies and the investment community.

We have three business segments: Research, Consulting and Events.

- ***Research*** provides objective insight on critical and timely technology and supply chain initiatives for CIOs, other IT professionals, supply chain leaders, technology companies and the investment community through reports, briefings, proprietary tools, access to our analysts, peer networking services, and membership programs that enable our clients to make better decisions about their IT and supply chain investments.
- ***Consulting*** provides customized solutions to unique client needs through on-site, day-to-day support, as well as proprietary tools for measuring and improving IT performance with a focus on cost, performance, efficiency, and quality.

- ***Events*** provide IT, supply chain, and business professionals the opportunity to attend various symposia, conferences and exhibitions to learn, contribute and network with their peers. From our flagship event Symposium/ITxpo, to Summits focused on specific technologies and industries, to experimental workshop-style Seminars, our events distill the latest Gartner research into applicable insight and advice.

BUSINESS MEASUREMENTS

We believe the following business measurements are important performance indicators for our business segments:

BUSINESS SEGMENT	BUSINESS MEASUREMENTS
Research	**Contract value** represents the value attributable to all of our subscription-related research products that recognize revenue on a ratable basis. Contract value is calculated as the annualized value of all subscription research contracts in effect at a specific point in time, without regard to the duration of the contract.
	Client retention rate represents a measure of client satisfaction and renewed business relationships at a specific point in time. Client retention is calculated on a percentage basis by dividing our current clients, who were also clients a year ago, by all clients from a year ago.
	Wallet retention rate represents a measure of the amount of contract value we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the contract value of clients, who were clients one year earlier, by the total contract value from a year earlier, excluding the impact of foreign currency exchange. When wallet retention exceeds client retention, it is an indication of retention of higher-spending clients, or increased spending by retained clients, or both.
Consulting	**Consulting backlog** represents future revenue to be derived from in-process consulting, measurement and strategic advisory services engagements.
	Utilization rate represents a measure of productivity of our consultants. Utilization rates are calculated for billable headcount on a percentage basis by dividing total hours billed by total hours available to bill.
	Billing rate represents earned billable revenue divided by total billable hours.
	Average annualized revenue per billable headcount represents a measure of the revenue generating ability of an average billable consultant and is calculated periodically by multiplying the average billing rate per hour times the utilization percentage times the billable hours available for one year.
Events	**Number of events** represents the total number of hosted events completed during the period.
	Number of attendees represents the total number of people who attend events.

EXECUTIVE SUMMARY OF OPERATIONS AND FINANCIAL POSITION

We have executed a consistent growth strategy since 2005 to drive double-digit annual revenue and earnings growth. The fundamentals of our strategy include a focus on creating extraordinary research content, deliver innovative and highly differentiated product offerings, build a strong sales capability, provide world class client service with a focus on client engagement and retention, and continuously improve our operational effectiveness.

We had total revenues of $1,468.6 million in 2011, an increase of 14% over 2010 while diluted earnings per share increased by $.43 per share, to $1.39. Revenues increased across all of our geographic regions and in all three of our business segments. Excluding the impact of foreign currency, 2011 total revenues increased 11% over 2010.

Research revenues rose 17% year-over-year, to $1,012.1 million in 2011, which is the first time our Research segment revenues have exceeded one billion dollars. The contribution margin increased 2 points in 2011, to 67%. At December 31, 2011, Research contract value was $1,115.8 million, the highest in the Company's history, and an increase of 14% over December 31, 2010. Client retention was 82% and wallet retention was 99% at December 31, 2011. Consulting revenues increased 2% over 2010, while the gross contribution margin was 37%. Consultant utilization was 65% for 2011, and we had 481 billable consultants at December 31, 2011 compared to 473 at year-end 2010. Events revenues increased 22% compared to 2010. We held 60 events in 2011, four more than the prior year, while attendance at our events increased 15%, to 42,748. The segment contribution margin was 45% for 2011. For a more detailed discussion of our segment results, see Segment Results below.

Gartner generated almost $256.0 million of cash from operating activities in 2011, an increase of 24% over 2010. Excluding the $9.0 million in landlord reimbursements we received in 2011 related to the renovation of our Stamford headquarters facility, which is recorded as an operating cash flow benefit, our operating cash flow increased 20% year-over-year. We continued to focus on maximizing shareholder value in 2011, and we repurchased 5.9 million of our common shares outstanding, which was approximately 6% of the total common shares outstanding at the beginning of 2011.

We believe that we have adequate liquidity to meet our currently anticipated needs. In addition to our strong operating cash flow, we refinanced our debt in late 2010 to take advantage of favorable financing conditions and to obtain greater financial flexibility and liquidity through a larger revolving credit facility. The credit arrangement provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility. As of December 31, 2011, we had $142.7 million of cash and cash equivalents, and we had almost $377.0 million of available borrowing capacity under the revolving credit facility.

FLUCTUATIONS IN QUARTERLY RESULTS

Our quarterly and annual revenue, operating income, and cash flow fluctuate as a result of many factors, including: the timing of our SymposiumITxpo series, which are normally held during the fourth calendar quarter, as well as other events; the amount of new business generated; the mix between domestic and international business; changes in market demand for our products and services; changes in foreign currency rates; the timing of the development, introduction and marketing of our new products and services; competition in the industry; general economic conditions; and other factors. The potential fluctuations in our operating income could cause period-to-period comparisons of operating results not to be meaningful and could provide an unreliable indication of future operating results and cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires the application of appropriate accounting policies and the use of estimates. Our significant accounting policies are described in Note 1 in the Notes to Consolidated Financial Statements. Management considers the policies discussed below to be critical to an understanding of our financial statements because their application requires complex and subjective management judgments and estimates. Specific risks for these critical accounting policies are described below.

The preparation of our financial statements also requires us to make estimates and assumptions about future events. We develop our estimates using both current and historical experience, as well as other factors, including the general economic environment and actions we may take in the future. We adjust such estimates when facts and circumstances dictate. However, our estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time and as such these estimates may ultimately differ from actual results. On-going changes in our estimates could be material and would be reflected in the Company's financial statements in future periods.

Our critical accounting policies are as follows:

Revenue recognition — Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). Revenue is only recognized once all required criteria for revenue recognition have been met. Revenue by significant source is accounted for as follows:

- Research revenues are derived from subscription contracts for research products and are deferred and recognized ratably over the applicable contract term. Fees from research reprints are recognized when the reprint is shipped.
- Consulting revenues are principally generated from fixed fee and time and material engagements. Revenues from fixed fee contracts are recognized on a proportional performance basis. Revenues from time and materials engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization contracts are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.

- Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All research contracts are non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim.

Uncollectible fees receivable — We maintain an allowance for losses which is composed of a bad debt allowance and a sales reserve. Provisions are charged against earnings, either as a reduction in revenues or an increase to expense. The measurement of likely and probable losses and the allowance for losses is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients. This evaluation is inherently judgmental and requires estimates. These valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectibility of fees receivable becomes available. Circumstances that could cause our valuation reserves to increase include changes in our clients' liquidity and credit quality, other factors negatively impacting our clients' ability to pay their obligations as they come due, and the effectiveness of our collection efforts.

The following table provides our total fees receivable and the related allowance for losses (in thousands):

	December 31,	
	2011	2010
Total fees receivable	$ 428,293	$ 372,018
Allowance for losses	(7,260)	(7,200)
Fees receivable, net	$ 421,033	$ 364,818

Goodwill and other intangible assets — The Company evaluates recorded goodwill in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350, which requires goodwill to be assessed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, an impairment evaluation of our amortizable intangible assets may also be performed on a periodic basis should events or circumstances indicate potential impairment. If we determine that the fair value of a reporting unit or an intangible asset is less than its related carrying amount, we must recognize an impairment charge against earnings. Among the factors we consider important that could trigger an impairment review are the following:

- Significant under-performance relative to historical or projected future operating results;
- Significant changes in the manner of our use of acquired assets or the strategy for our overall business;
- Significant negative industry or general economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to net book value.

Since 2002, the U.S. GAAP goodwill impairment rules required a quantitative approach in which the fair values of our reporting units was determined based on estimates of future business results and market and economic conditions in developing long-term forecasts. In September 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles-Goodwill and Other – Testing Goodwill for Impairment* ("ASU No. 2011-08"). ASU No. 2011-08 optionally permits an evaluation of goodwill based on a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. As a result of the issuance of ASU No. 2011-08, the required annual goodwill impairment test may now be either quantitative or qualitative in nature, or both. The annual determination of the estimated fair value of reporting unit goodwill, whether quantitative or qualitative, contains judgments and assumptions regarding future trends and events. As a result, both the precision and reliability of the resulting estimates are subject to uncertainty.

In 2010, we completed the required annual goodwill impairment test utilizing the quantitative approach and concluded that the fair values of each of the Company's reporting units substantially exceeded their respective carrying values. In 2011, we early adopted ASU No. 2011-08 and evaluated reporting unit goodwill utilizing a qualitative assessment. Based on this assessment, the Company believes the fair value of goodwill for each of the Company's reporting units continue to substantially exceed their respective carrying

values and thus concluded that it was not necessary to conduct the two-step goodwill impairment test (see Note 1 — Business and Significant Accounting Policies in the Notes to the Consolidated Financial Statements for additional discussion).

Accounting for income taxes — As we prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We record a valuation allowance to reduce our deferred tax assets when future realization is in question. We consider the availability of loss carryforwards, existing deferred tax liabilities, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we determine that we are able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment is made to reduce the valuation allowance and increase income in the period such determination is made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance is charged against income in the period such determination is made.

Accounting for stock-based compensation — The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). The Company recognizes stock-based compensation expense, which is based on the fair value of the award on the date of grant, over the related service period, net of estimated forfeitures (see Note 8 — Stock-Based Compensation in the Notes to the Consolidated Financial Statements).

Determining the appropriate fair value model and calculating the fair value of stock compensation awards requires the input of certain complex and subjective assumptions, including the expected life of the stock compensation award and the Company's Common Stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the rate of employee forfeitures and the likelihood of achievement of certain performance targets. The assumptions used in calculating the fair value of stock compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock compensation expense could be materially different from what has been recorded in the current period.

Restructuring and other accruals — We may record accruals for severance costs, costs associated with excess facilities that we have leased, contract terminations, asset impairments, and other costs as a result of on-going actions we undertake to streamline our organization, reposition certain businesses and reduce ongoing costs. Estimates of costs to be incurred to complete these actions, such as future lease payments, sublease income, the fair value of assets, and severance and related benefits, are based on assumptions at the time the actions are initiated. These accruals may need to be adjusted to the extent actual costs differ from such estimates. In addition, these actions may be revised due to changes in business conditions that we did not foresee at the time such plans were approved.

We also record accruals during the year for our various employee cash incentive programs. Amounts accrued at the end of each reporting period are based on our estimates and may require adjustment as the ultimate amount paid for these incentives are sometimes not known with certainty until after year end.

RESULTS OF OPERATIONS

Consolidated Results

The following tables summarize the changes in selected line items in our Consolidated Statements of Operation for the three years ended December 31, 2011 (dollars in thousands):

For the twelve months ended December 31, 2011 and 2010:

	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Income Increase (Decrease) $	Income Increase (Decrease) %
Total revenues	$ 1,468,588	$ 1,288,454	$ 180,134	14%
Costs and expenses:				
Cost of services & product development	608,755	552,238	(56,517)	(10)%
Selling, general and administrative	613,707	543,174	(70,533)	(13)%
Depreciation	25,539	25,349	(190)	(1)%
Amortization of intangibles	6,525	10,525	4,000	38%
Acquisition & integration charges	—	7,903	7,903	100%
Operating income	214,062	149,265	64,797	43%
Interest expense, net	(9,967)	(15,616)	5,649	36%
Other (expense) income, net	(1,911)	436	(2,347)	>(100)%
Provision for income taxes	(65,282)	(37,800)	(27,482)	(73)%
Net income	$ 136,902	$ 96,285	$ 40,617	42%

For the twelve months ended December 31, 2010 and 2009:

	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009 (1)	Income Increase (Decrease) $	Income Increase (Decrease) %
Total revenues	$ 1,288,454	$ 1,139,800	$ 148,654	13%
Costs and expenses:				
Cost of services & product development	552,238	498,363	(53,875)	(11)%
Selling, general and administrative	543,174	477,003	(66,171)	(14)%
Depreciation	25,349	25,387	38	—%
Amortization of intangibles	10,525	1,636	(8,889)	>(100)%
Acquisition & integration charges	7,903	2,934	(4,969)	>(100)%
Operating income	149,265	134,477	14,788	11%
Interest expense, net	(15,616)	(16,032)	416	3%
Other income (expense), net	436	(2,919)	3,355	>100%
Provision for income taxes	(37,800)	(32,562)	(5,238)	(16)%
Net income	$ 96,285	$ 82,964	$ 13,321	16%

(1) In December 2009 we acquired AMR Research and Burton Group. The operating results of these businesses have been included in our consolidated results of operations beginning on their respective dates of acquisition. The results of these businesses were not material to the Company's 2009 consolidated operating results.

2011 VERSUS 2010

TOTAL REVENUES for the twelve months ended December 31, 2011 increased $180.1 million, or 14%, compared to the twelve months ended December 31, 2010. Total revenues increased 11% excluding the impact of foreign currency. Revenues increased across all of our geographic regions and in all three of our business segments on a reported basis.

An overview of our results by geographic region follows:

- Revenues from sales to United States and Canadian clients increased 12%, to $861.5 million in 2011 from $765.8 million in 2010.

- Revenues from sales to clients in Europe, the Middle East and Africa increased to $437.2 million in 2011 from $380.8 million in 2010, a 15% increase.
- Revenues from sales to clients in our Other International region increased 20%, to $169.9 million in 2011 from $141.9 million in 2010.

An overview of our results by segment follows:

- **Research** revenues increased 17% in 2011, to $1,012.1 million compared to $865.0 million in 2010, and comprised 69% and 67% of our total revenues in 2011 and 2010, respectively.
- **Consulting** revenues increased 2% in 2011, to $308.0 million compared to $302.1 million in 2010, and comprised approximately 21% and 23% of our total revenues in 2011 and 2010, respectively.
- **Events** revenues increased 22% in 2011, to $148.5 million compared to $121.3 million in 2010, and comprised approximately 10% of total revenues in both 2011 and 2010.

Please refer to the section of this MD&A below entitled "Segment Results" for a further discussion of revenues and results by segment.

COST OF SERVICES AND PRODUCT DEVELOPMENT ("COS") expense increased 10% in 2011, or $56.5 million, to $608.8 million compared to $552.2 million in 2010. Approximately half of the increase was due to higher payroll and related benefits costs resulting from our investment in additional headcount and merit salary increases. The rest of the increase was primarily due to the negative impact of foreign currency translation, as well as incremental expenses and additional investment in the Events business. Cost of services and product development as a percentage of revenues improved by 2 points year-over-year, primarily driven by higher research revenues and the operating leverage inherent in our Research business.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") expense increased by $70.5 million in 2011, or 13%, to $613.7 million from $543.2 million in 2010. The increase was primarily due to higher payroll and to a lesser extent, the negative impact of foreign currency translation. Excluding the unfavorable impact of foreign exchange, SG&A expense increased 11% year-over-year. The higher payroll costs resulted from additional investment in headcount, as well as higher sales commissions and merit salary increases. The increased headcount was primarily due to our investment in additional quota-bearing sales associates, which increased 21% compared to December 31, 2010.

DEPRECIATION expense increased slightly year-over-year. Capital spending increased to $42.0 million in 2011 from $21.7 million in 2010. The $42.0 million of capital expenditures in 2011 included $9.5 million of expenditures related to the renovation of our Stamford headquarters facility, of which $9.0 million was reimbursed by our landlord in 2011 and $0.5 million will be reimbursed in 2012 (see Note 1 — Business and Significant Accounting Policies in the Notes to the Consolidated Financial Statements for additional information).

AMORTIZATION OF INTANGIBLES decreased 38% year-over-year due to certain intangibles becoming fully amortized in 2010.

ACQUISITION AND INTEGRATION CHARGES was zero in 2011 and $7.9 million in 2010. These charges related to the acquisitions of AMR Research and Burton Group in December 2009 and included legal, consulting, severance, and other costs.

OPERATING INCOME increased $64.8 million year-over-year, or 43%, to $214.1 million in 2011 from $149.3 million in 2010. Operating income as a percentage of revenues improved by 3 points year-over-year, to 15% in 2011 compared to 12% in 2010, primarily due to a significantly higher segment contribution from the Research business and to a lesser extent, lower intangible amortization and acquisition and integration charges.

Please refer to the section of this MD&A entitled "Segment Results" below for a further discussion of revenues and results by segment.

INTEREST EXPENSE, NET was $10.0 million in 2011 compared to $15.6 million in 2010, a 36% decline. The $15.6 million of interest expense in 2010 included $3.7 million of incremental expense related to the refinancing of our debt (See Note 5 — Debt in the

Notes to the Consolidated Financial Statements). Excluding the $3.7 million incremental charge, Interest expense, net declined approximately 15% year-over-year, primarily due to a lower average amount of debt outstanding, which declined to $220.0 million in 2011 from $326.0 million in 2010.

OTHER (EXPENSE) INCOME, NET was $(1.9) million in 2011, which primarily consisted of net foreign currency exchange losses, and $0.4 million in 2010, which consisted of a $2.4 million gain from an insurance recovery related to a prior period loss, offset by net foreign currency exchange losses.

PROVISION FOR INCOME TAXES was $65.3 million in 2011 compared to $37.8 million in 2010 and the effective tax rate was 32.3% for 2011 compared to 28.2% for 2010. The lower effective tax rate in 2010 was primarily attributable to the release of valuation allowances relating to certain net operating losses.

NET INCOME was $136.9 million in 2011 and $96.3 million in 2010, an increase of $40.6 million, or 42%, primarily due to a substantially higher operating income, which was partially offset by higher income tax charges. Basic earnings per share increased 42% year-over-year while diluted earnings per share increased 45% due to the higher net income.

2010 VERSUS 2009

TOTAL REVENUES for the twelve months ended December 31, 2010 increased $148.7 million, or 13%, compared to the twelve months ended December 31, 2009. Revenues increased across all of our geographic regions and in all three of our business segments. Total revenues were also up 13% excluding the impact of foreign currency, which had an immaterial impact year-over-year.

An overview of our results by geographic region follows:

- Revenues from sales to United States and Canadian clients increased 15%, to $765.8 million in 2010 from $663.8 million in 2009, with a substantial portion of the increase due to the AMR Research and Burton Group businesses, which the Company acquired in December 2009.
- Revenues from sales to clients in Europe, the Middle East and Africa increased to $380.8 million in 2010 from $360.8 million in 2009, a 6% increase.
- Revenues from sales to clients in our Other International region increased 23%, to $141.9 million in 2010 from $115.2 million in 2009.

An overview of our results by segment follows:

- **Research** revenues increased 15% in 2010, to $865.0 million compared to $752.5 million in 2009, and comprised 67% and 66% of our total revenues in 2010 and 2009, respectively.
- **Consulting** revenues increased 5% in 2010 to $302.1 million, compared to $286.8 million in 2009, and comprised approximately 23% and 25% of our total revenues in 2010 and 2009, respectively.
- **Events** revenues were $121.3 million in 2010, an increase of 21% from $100.4 million in 2009, and comprised approximately 10% and 9% of our total revenues in 2010 and 2009, respectively.

Please refer to the section of this MD&A below entitled "Segment Results" for a further discussion of revenues and results by segment.

COST OF SERVICES AND PRODUCT DEVELOPMENT increased 11% in 2010, or $53.9 million, to $552.2 million compared to $498.4 million in 2009. The impact of foreign currency on the year-over-year increase was not significant. We recognized $36.8 million in higher payroll, commissions, and related personnel costs in 2010, primarily due to the impact of the increased headcount from the AMR Research and Burton Group businesses. We had $12.0 million in higher conference and travel costs in 2010, due to the additional events we held and increased attendees, as well as a general increase in travel activity from the depressed 2009 levels, when the Company had strict travel restrictions in place due to the economic downturn. We also had $2.2 million in higher equity compensation expense due to a higher level of achievement on performance-based stock units.

Cost of services and product development as a percentage of sales was 43% in 2010 and 44% in 2009, a 1 point improvement, primarily driven by the substantial increase in our fourth quarter 2010 revenues, which increased 16% over the fourth quarter of 2009, and was substantially greater than the increase in the quarterly cost of services.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") expense increased by $66.2 million in 2010, or 14%, to $543.2 million from $477.0 million in 2009. Excluding the unfavorable impact of foreign exchange, SG&A expense increased 13% year-over-year. We had $47.0 million of higher sales commissions, payroll and benefits, and other personnel charges in 2010, which included the additional headcount costs attributable to the AMR Research and Burton Group businesses. We also had $4.3 million of additional stock-based compensation expense due to the higher level of achievement on performance-based stock units and higher travel charges of $7.1 million, primarily due to additional sales headcount and the loosening of travel restrictions. The unfavorable impact of foreign currency added $3.1 million of additional expense.

DEPRECIATION expense decreased slightly year-over-year. Capital spending increased to $21.7 million in 2010 from $15.1 million in 2009, a 43% increase. The Company had reduced its capital expenditures in 2009 due to the economic downturn.

AMORTIZATION OF INTANGIBLES was $10.5 million in 2010 compared to $1.6 million in 2009. The increase was due to the amortization of the intangibles acquired from AMR Research and Burton Group.

ACQUISITION AND INTEGRATION CHARGES was $7.9 million in 2010 and $2.9 million in 2009. These charges related to the acquisitions of AMR Research and Burton Group and included legal, consulting, severance, and other costs.

OPERATING INCOME increased 11% year-over-year, to $149.3 million in 2010 from $134.5 million in 2009. The increase was due to the significantly higher gross contribution from our three business segments in 2010, which increased 15% year-over-year, to $742.3 million in 2010 from $642.9 million in 2009. The increased gross contribution was partially offset by higher charges in 2010 for SG&A as well as higher intangible amortization and acquisition and integration charges related to our acquisitions. Operating income as a percentage of revenues was 12% for both 2010 and 2009.

Please refer to the section of this MD&A entitled "Segment Results" below for a further discussion of revenues and results by segment.

INTEREST EXPENSE, NET was $15.6 million in 2010 and $16.0 million in 2009, a 3% decline. The 2010 period includes $3.7 million of incremental expense related to the refinancing of our debt in December 2010 (See Note 5 — Debt in the Notes to the Consolidated Financial Statements). Excluding the $3.7 million incremental charge, Interest expense, net would have declined approximately 26% year-over-year, due to lower average debt outstanding and a lower weighted-average rate.

OTHER (EXPENSE) INCOME, NET was $0.4 million in 2010, which consisted of a $2.4 million gain for an insurance recovery related to a prior period loss offset by net foreign currency exchange losses. The $(2.9) expense in 2009 primarily consisted of net foreign currency exchange losses.

PROVISION FOR INCOME TAXES was $37.8 million in 2010 compared to $32.6 million in 2009 and the effective tax rate was 28.2% for both periods. Year-over-year increases in the rate attributable to a higher financial statement cost of repatriation and higher net reserve increases were substantially offset by reductions in the rate year-over-year attributable to larger releases of valuation allowances.

NET INCOME was $96.3 million in 2010 and $83.0 million in 2009, an increase of $13.3 million, or 16%, primarily due to a $14.8 million year-over-year increase in operating income. We also had a $0.4 million gain from other income (expense) activity in 2010 compared to a loss of $(2.9) million in 2009, as well as slightly lower interest expense in 2010. These increases were partially offset by higher income tax charges in 2010. Basic earnings per share increased 15% year-over-year while diluted earnings per share increased 13% year-over-year. The increased earnings per share were due to the higher net income in 2010, which was slightly reduced by higher weighted-average shares outstanding in 2010.

SEGMENT RESULTS

We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income excluding certain Cost of services and product development charges, SG&A, Depreciation, Acquisition and

integration charges, and Amortization of intangibles. Gross contribution margin is defined as gross contribution as a percentage of revenues.

The following sections present the results of our three segments:

Research

	2011 vs. 2010				2010 vs. 2009			
	As Of And For The Twelve Months Ended December 31, 2011	As Of And For the Twelve Months Ended December 31, 2010	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2010	As Of And For the Twelve Months Ended December 31, 2009	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements: (1)								
Revenues (2)	$ 1,012,062	$ 865,000	$ 147,062	17%	$ 865,000	$ 752,505	$ 112,495	15%
Gross contribution (2)	$ 682,136	$ 564,527	$ 117,609	21%	$ 564,527	$ 489,862	$ 74,665	15%
Gross contribution margin	67%	65%	2 points	—	65%	65%	—	—
Business Measurements: (1)								
Contract value (2)	$ 1,115,801	$ 977,710	$ 138,091	14%	$ 977,710	$ 784,443	$ 193,267	25%
Client retention	82%	83%	(1) point	—	83%	78%	5 points	—
Wallet retention	99%	98%	1 point	—	98%	87%	11 points	—

(1) The operating results of AMR Research and Burton Group are included beginning on their respective dates of acquisition in December 2009. The operating results of these businesses were not material to the Research segment in 2009. The 2009 business measurements exclude these acquisitions.

(2) Dollars in thousands.

2011 VERSUS 2010

Research segment revenues increased 17% in 2011 compared to 2010 and reached the one billion dollar level for the first time. Research revenues increased across all of our regions, products, and client types. Excluding the favorable effect of foreign currency translation, Research segment revenues increased 14%. The segment gross contribution margin increased by 2 points, to 67%, as higher segment revenues and the operating leverage in this business resulted in a higher segment contribution. Contribution margin improved in spite of an 8% increase in headcount to deliver on revenue growth and new clients.

Research contract value increased 14% in 2011, to $1,115.8 million, which is the highest reported contract value in the Company's history. Foreign currency translation had an immaterial impact year-over-year on contract value. We had double-digit contract value growth in most of our Research product lines, client sizes, and industry groups, with the number of research client organizations we serve up 20% since 2009. We attribute the increase in contract value to our extraordinary research content, our continuing focus on sales effectiveness, and the expansion in the number of our quota-bearing sales associates. Both client retention and wallet retention remained strong at 82% and 99%, respectively.

2010 VERSUS 2009

Research revenues increased 15% in 2010, but excluding the favorable effect of foreign currency translation, revenues increased 14%. Approximately 39% of the $112.5 million revenue increase was attributable to the AMR Research and Burton Group businesses. The segment gross contribution margin was flat at 65%, despite additional headcount expenses from the AMR Research and Burton Group businesses. Research contract value was $977.7 million at December 31, 2010, an increase of 25% compared to December 31, 2009. Excluding the favorable impact of foreign currency translation, research contract value increased 20% over 2009. The AMR Research and Burton Group businesses contributed approximately 30% of the increase in contract value. Client retention and wallet retention improved 5 points and 11 points, respectively.

Consulting

	2011 vs. 2010				2010 vs. 2009			
	As Of And For The Twelve Months Ended December 31, 2011	As Of And For the Twelve Months Ended December 31, 2010	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2010	As Of And For the Twelve Months Ended December 31, 2009	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements: (1)								
Revenues (2)	$ 308,047	$ 302,117	$ 5,930	2%	$ 302,117	$ 286,847	$ 15,270	5%
Gross contribution (2)	$ 114,838	$ 121,885	$ (7,047)	(6)%	$ 121,885	$ 112,099	$ 9,786	9%
Gross contribution margin	37%	40%	(3) points	—	40%	39%	1 point	—
Business Measurements: (1)								
Backlog (2)	$ 100,564	$ 100,839	$ (275)	—	$ 100,839	$ 90,891	$ 9,948	11%
Billable headcount	481	473	8	2%	473	442	31	7%
Consultant utilization	65%	68%	(3) points	—	68%	68%	—	—
Average annualized revenue per billable headcount (2)	$ 424	$ 424	$ —	—	$ 424	$ 409	$ 15	4%

(1) The operating results of AMR Research and Burton Group are included beginning on their respective dates of acquisition in December 2009. The operating results of these businesses were not material to the Consulting segment in 2009. The 2009 business measurements exclude these acquisitions.

(2) Dollars in thousands.

2011 VERSUS 2010

Consulting revenues increased 2% year-over-year, primarily due to higher revenues in core consulting. Excluding the favorable impact of foreign currency translation, revenues were down slightly. The gross contribution margin declined by 3 points, due to lower utilization in core consulting and higher payroll and benefit costs resulting from merit salary increases and the full year impact in 2011 from the additional headcount we added in the fourth quarter of 2010. Backlog was down slightly year-over-year, to $100.6 million at December 31, 2011.

2010 VERSUS 2009

Consulting revenues increased 5% in 2010, but excluding the unfavorable impact of foreign currency translation, revenues increased 6%. The AMR Research and Burton Group businesses added approximately 35% of the revenue increase. The gross contribution margin improved by 1 point, primarily due to additional revenues in our contract optimization and SAS businesses, which have higher margins than core consulting. Consulting billable headcount was 473 at December 31, 2010, an increase of 7% from year-end 2009, with the majority of the additional headcount added in the fourth quarter of 2010. Backlog increased 11% year-over-year with increases across all of our geographic regions.

Events

	2011 vs. 2010				2010 vs. 2009			
	As Of And For The Twelve Months Ended December 31, 2011	As Of And For the Twelve Months Ended December 31, 2010	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For The Twelve Months Ended December 31, 2010	As Of And For the Twelve Months Ended December 31, 2009	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements: (1)								
Revenues (2)	$ 148,479	$ 121,337	$ 27,142	22%	$ 121,337	$ 100,448	$ 20,889	21%
Gross contribution (2)	$ 66,265	$ 55,884	$ 10,381	19%	$ 55,884	$ 40,945	$ 14,939	37%
Gross contribution margin	45%	46%	(1) point	—	46%	41%	5 points	—
Business Measurements: (1)								
Number of events	60	56	4	7%	56	54	2	4%
Number of attendees	42,748	37,219	5,529	15%	37,219	30,610	6,609	22%

(1) The operating results of AMR Research and Burton Group are included beginning on their respective dates of acquisition in December 2009. The operating results of these businesses were not material to the Events segment in 2009. The 2009 business measurements exclude these acquisitions.

(2) Dollars in thousands.

2011 VERSUS 2010

Events revenues increased 22% year-over-year, or $27.1 million. Excluding the favorable impact of foreign currency translation, revenues increased 21% year-over-year. We held 60 events in 2011, which consisted of 53 ongoing events and 7 new event launches, compared to 56 events in 2010. We discontinued 3 events in 2011 that had been held in prior years.

The additional revenue we earned in 2011 was attributable to significantly higher revenue at our ongoing events, with double-digit increases in the number of attendees and exhibitors. Average revenue per attendee rose 2% and average revenue per exhibitor increased 5%. Events revenue was strong in the fourth quarter of 2011, rising to $76.4 million, an increase of 22% over the fourth quarter of 2010 and the highest reported fourth quarter revenue in Gartner history. For full year 2011, gross contribution margin decreased 1 point, primarily due to incremental expenses and additional investment in the business to strengthen the portfolio and provide a foundation for future growth.

2010 VERSUS 2009

Events revenues increased $20.9 million in 2010, or 21%, compared to 2009, with little impact from foreign currency translation. We held 2 additional events in 2010, for a total of 56 events, which consisted of 48 ongoing events and 8 new event launches. We discontinued 6 events that had been held in prior years. We had a 22% increase in attendees and a 24% increase in exhibitors, while average revenue increased 12% for attendees but was down slightly for exhibitors. Revenues increased $21.1 million and $5.2 million from our ongoing and new events, respectively, which was partially offset by a $5.4 million revenue loss from discontinued events.

The gross contribution margin increased 5 points, primarily due to higher contribution from our ongoing events, reflecting the strength in attendee volume and average revenue per attendee as well as higher exhibitor volume.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations primarily through cash generated from our on-going operating activities. For 2011, we had operating cash flow of $255.6 million, which was the highest in the Company's history and an increase of 24% over 2010. As of December 31, 2011, we had $142.7 million of cash and cash equivalents and $376.8 million of available borrowing capacity under our revolving credit facility. We believe that we have adequate liquidity to meet our currently anticipated needs.

Our cash and cash equivalents are held in numerous locations throughout the world. At December 31, 2011, $123.0 million of our cash was held outside the U.S., and approximately one-third of this amount represented unremitted earnings of non-U.S subsidiaries. Under U.S. GAAP accounting rules, no provision for U.S. federal and local taxes is required for these unremitted overseas earnings if the Company intends to reinvest such funds overseas. Our current plans do not demonstrate a need to repatriate these undistributed earnings to fund our U.S. operations or otherwise satisfy our U.S. liquidity needs, and we intend to reinvest these earnings in our non-U.S. operations, except in instances in which the repatriation of these earnings would result in minimal additional tax. As a result, no provision for U.S. federal and state income taxes has been recorded for these unremitted earnings. However, should we decide to repatriate some or all of these unremitted earnings, we may be required to accrue for U.S. taxes as a result, and these charges could be material and would be recorded in future periods.

Changes in cash and cash equivalents

The following tables summarize the changes in cash and cash equivalents for the three years ending December 31, 2011 (in thousands):

	2011 vs. 2010			2010 vs. 2009		
	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Increase (Decrease)	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009	Increase (Decrease)
Cash provided by operating activities	$ 255,566	$ 205,499	$ 50,067	$ 205,499	$ 161,937	$ 43,562
Cash used by investing activities	(41,954)	(33,845)	(8,109)	(33,845)	(119,665)	85,820
Cash used in financing activities	(186,559)	(171,556)	(15,003)	(171,556)	(73,780)	(97,776)
Net increase (decrease)	27,053	98	26,955	98	(31,508)	31,606
Effects of exchange rates	(4,495)	3,509	(8,004)	3,509	7,153	(3,644)
Beginning cash and cash equivalents	120,181	116,574	3,607	116,574	140,929	(24,355)
Ending cash and cash equivalents	$ 142,739	$ 120,181	$ 22,558	$ 120,181	$ 116,574	$ 3,607

2011 VERSUS 2010

Operating

Operating cash flow increased by 24%, or $50.1 million, in 2011 compared to 2010. The increase was primarily due to $40.6 million in higher net income and approximately $15.0 million in lower cash payments for acquisition costs, severance, and other costs. We also received $9.0 million in landlord cash reimbursements for capital expenditures on the renovation of our Stamford headquarters facility. These increased cash flows were partially offset by higher cash bonus and commission payments we paid in 2011 due to our stronger financial performance. Excluding the $9.0 million in landlord reimbursements we received in 2011 related to the renovation of our Stamford headquarters facility, our operating cash flow increased 20% year-over-year.

Investing

We used $8.1 million of additional cash in our investing activities in 2011 compared to 2010, due to higher capital expenditures. Capital expenditures were $42.0 million in 2011 compared to $21.7 million in 2010. We also made $12.2 million in payments related to the acquisition of Burton Group in early 2010, which we acquired in December 2009.

The $42.0 million of capital expenditures in the 2011 period included $9.5 million we paid for the renovation of our Stamford headquarters facility, which is fully reimbursable by the landlord. The Company received reimbursement of $9.0 million of this amount in 2011, which is recorded as an operating cash flow benefit. The Company will receive the remaining $0.5 million landlord reimbursement in 2012, which will also be recorded as an operating cash flow benefit when received.

Financing

We used an additional $15.0 million of cash in our financing activities in 2011 compared to 2010, primarily due to additional share repurchases. During 2011, we used $212.0 million for share repurchases, compared to $99.8 million in 2010. The increase in cash used for share repurchases in 2011 was substantially offset by lower debt repayments in 2011 compared to 2010. On a net basis, we repaid $99.8 million of our debt in 2010 and we paid $4.8 million in fees related to our refinancing, compared to $20.1 million of debt repayments in 2011.

2010 VERSUS 2009

Operating

Operating cash flow increased by $43.6 million, or 27%, when comparing 2010 to 2009, primarily due to the $13.3 million year-over-year increase in net income, a $9.0 million decrease in cash payments for income taxes, and a $12.1 million decrease in payments for severance, interest payments on our debt, and excess facilities. We also received $2.4 million in cash in 2010 from an insurance recovery, and approximately $19.8 million of improvements in our working capital accounts, which included improved cash collection on our receivables. Partially offsetting these increases were $8.0 million in acquisition and integration payments made in 2010 related to the acquisitions of AMR Research and Burton Group and $5.0 million more in 2010 bonus payments.

Investing

Cash used in our investing activities declined by $85.8 million in 2010 due to the acquisitions of AMR Research and Burton Group in 2009. We paid $104.5 million in cash for these acquisitions in December 2009 and an additional $12.2 million in January 2010. We used $21.7 million of cash in 2010 for capital expenditures compared to $15.1 million in the 2009 period, an increase of $6.6 million, or 43%.

Financing

Cash used in our financing activities was $97.8 million higher in 2010 compared to 2009, with a total of $171.6 million used in 2010 compared to $73.8 million used in 2009. The additional cash used was due to higher debt repayments and additional share repurchases in 2010.

On a net basis, we repaid $108.8 million of debt in 2010 compared to $87.3 million in the prior year, an increase in cash used of $21.6 million. We used $99.8 million of cash for share repurchases in 2010 compared to $3.7 million in 2009, an increase in cash used of $96.1 million. We also paid $4.8 million in cash in 2010 for fees related to our debt refinancing. Partially offsetting these higher uses of cash was an additional $24.7 million in cash realized from option exercises and excess tax benefits as a higher average stock price in 2010 resulted in a significantly increased number of option exercises.

OBLIGATIONS AND COMMITMENTS

At December 31, 2011, we had $200.0 million outstanding under our 2010 Credit Agreement which provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility. The 2010 Credit Agreement contains an expansion feature by which the term loan and revolving credit facility may be increased, at the Company's option and under certain conditions, by up to an additional $150.0 million in the aggregate. The term loan will be repaid in 19 consecutive quarterly installments which commenced in March 2011, with the final payment due in December 2015, and may be prepaid at any time without penalty or premium at the Company's option. The revolving credit facility may be used for loans, and up to $40.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and re-borrowed until December 2015, at which time all amounts borrowed must be repaid. See Note 5 — Debt in the Notes to the Consolidated Financial Statements for additional information regarding the 2010 Credit Agreement.

Cash Commitments

The following table presents our contractual cash commitments due after December 31, 2011 (in thousands):

Commitment Type:	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years	Total
Debt and interest rate swap (1)	$ 37,520	$ 105,040	$ 87,520	$ —	$ 230,080
Operating leases (2)	35,810	57,765	29,545	82,530	205,650
Deferred compensation arrangement (3)	2,570	4,550	3,440	17,540	28,100
Stamford leasehold improvements (4)	15,500	—	—	—	15,500
Tax liabilities (5)	1,980	140	—	—	2,120
Other (6)	10,000	8,100	1,800	—	19,900
Totals	$ 103,380	$ 175,595	$ 122,305	$ 100,070	$ 501,350

(1) Represents amounts due under the Company's 2010 Credit Agreement and interest rate swap contract (see Note 5 — Debt in the Notes to the Consolidated Financial Statements). Amounts drawn under the revolving credit arrangement have been classified in the 4-5 Years category since the amounts are not contractually due until December 2015. The Company has a $200.0 million notional interest rate swap that converts the variable interest payments on the debt to a fixed rate, resulting in an effective interest rate on the debt of 3.76% as of December 31, 2011. This rate has been used to estimate the contractual interest due for all periods presented.

(2) The Company leases various facilities, furniture, and computer equipment. These leases expire between 2012 and 2027.

(3) Represents the Company's liability to participants in the supplemental deferred compensation arrangement (see Note 13 — Employee Benefits in the Notes to the Consolidated Financial Statements). Amounts payable to active employees whose payment date is unknown have been included in the More Than 5 Years category since the Company cannot determine when the amounts will be paid.

(4) The Company has a remaining contractual commitment of $15.5 million for leasehold improvements on its Stamford headquarters facility (see *Property, equipment and leasehold improvements* in Note 1 — Business and Significant Accounting Policies). The $15.5 million commitment is contractually reimbursable from the Company's landlord.

(5) Includes interest and penalties. In addition to the $2.1 million liability, approximately $17.6 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table, the Company has also recorded a liability for potential interest and penalties of $3.4 million.

(6) Includes contractual commitments for software and other services.

QUARTERLY FINANCIAL DATA

The following tables present our quarterly operating results for the two year period ended December 31, 2011:

2011

(In thousands, except per share data)	First	Second	Third	Fourth
Revenues	$ 329,567	$ 365,543	$ 345,784	$ 427,694
Operating income	45,781	51,568	47,250	69,463
Net income	29,191	32,223	30,464	45,024
Net income per share: (1)				
Basic	$ 0.30	$ 0.33	$ 0.32	$ 0.48
Diluted	$ 0.29	$ 0.32	$ 0.31	$ 0.46

2010

(In thousands, except per share data)	First	Second	Third	Fourth
Revenues	$ 295,833	$ 314,195	$ 296,122	$ 382,304
Operating income	29,198	34,230	32,763	53,074
Net income	19,403	20,113	20,075	36,694
Net income per share: (1)				
Basic	$ 0.20	$ 0.21	$ 0.21	$ 0.38
Diluted	$ 0.19	$ 0.20	$ 0.20	$ 0.37

(1) The aggregate of the four quarters' basic and diluted earnings per common share may not equal the reported full calendar year amounts due to the effects of share repurchases, dilutive equity compensation, and rounding.

RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting guidance issued by the various standard setting and governmental authorities that have not yet become effective with respect to our Consolidated Financial Statements are described below, together with our assessment of the potential impact they may have on our Consolidated Financial Statements:

Comprehensive Income. In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, *Comprehensive Income (Topic 220-10): Presentation of Comprehensive Income.* The new guidance eliminates the current option to report other comprehensive income and its components in the statement of stockholders' equity. Instead, the new rule will require an entity to present net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The Company will adopt this new rule in the quarter ending March 31, 2012. While the adoption of this new guidance will change the presentation of comprehensive income, it is not expected to have an impact on the Company's results of operations, cash flows, or financial position.

Fair Value Measurements. In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU No. 2011-04 establishes a number of new requirements for fair value measurements. These include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except when an entity manages market and credit risks on the basis of the entity's net exposure to the group; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements (that prohibition currently applies only to financial instruments with quoted prices in active markets); and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. In addition, for items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt this new rule in the quarter ending March 31, 2012. The adoption of this ASU may result in additional fair value disclosures but is not expected to have an impact on the Company's results of operations, cash flows, or financial position.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

We have exposure to changes in interest rates arising from borrowings under our 2010 Credit Agreement. At December 31, 2011, we had $180.0 million outstanding under the term loan and $20.0 million outstanding under the revolver. Borrowings under this facility are floating rate, which may be either prime-based or Eurodollar-based. The rate paid for these borrowings includes a base floating rate plus a margin between 0.50% and 1.25% on prime borrowings and between 1.50% and 2.25% on Eurodollar-based borrowings.

We have an interest rate swap contract which effectively converts the floating base rate on the first $200.0 million of our borrowings to a 2.26% fixed rate. The Company only hedges the base interest rate risk on the first $200.0 million of its outstanding borrowings. Accordingly, we are exposed to interest rate risk on borrowings in excess of $200.0 million. A 25 basis point increase or decrease in interest rates would change pre-tax annual interest expense on the additional revolver borrowing capacity under the 2010 Credit Agreement (not including the expansion feature) by approximately $0.9 million.

FOREIGN CURRENCY RISK

We have customers in numerous countries, and 46% and 44% of our revenues for the fiscal years ended December 31, 2011 and 2010, respectively, were derived from sales outside of the U.S. As a result, we conduct business in numerous currencies other than the U.S dollar. Among the major foreign currencies in which we conduct business are the Euro, the British Pound, the Japanese Yen, the Australian dollar, and the Canadian dollar. Our foreign currency exposure results in both translation risk and transaction risk:

TRANSLATION RISK

We are exposed to foreign currency translation risk since the functional currencies of our foreign operations are generally denominated in the local currency. Translation risk arises since the assets and liabilities that we report for our foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, and these exchange rates fluctuate over time. These foreign currency translation adjustments are deferred and are recorded as a component of stockholders' equity and do not impact our operating results.

A measure of the potential impact of foreign currency translation on our Condensed Consolidated Balance Sheets can be determined through a sensitivity analysis of our cash and cash equivalents. At December 31, 2011, we had $142.7 million of cash and cash equivalents, a substantial portion of which was denominated in foreign currencies. If the foreign exchange rates of the major currencies in which we operate changed in comparison to the U.S. dollar by 10%, the amount of cash and cash equivalents we would have reported on December 31, 2011 would have increased or decreased by approximately $9.0 million.

Because our foreign subsidiaries generally operate in a local functional currency that differs from the U.S. dollar, revenues and expenses in these foreign currencies translate into higher or lower revenues and expenses in U.S. dollars as the U.S. dollar continuously weakens or strengthens against these other currencies. Therefore, changes in exchange rates may affect our consolidated revenues and expenses (as expressed in U.S. dollars) from foreign operations. Historically, this impact on our consolidated earnings has not been material since foreign currency movements in the major currencies in which we operate tend to impact our revenues and expenses fairly equally.

TRANSACTION RISK

We also have foreign exchange transaction risk since we typically enter into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currency in which the foreign subsidiary operates.

We typically enter into foreign currency forward exchange contracts to offset the effects of foreign currency transaction risk. These contracts are normally short term in duration and unrealized and realized gains and losses are recognized in current period earnings. At December 31, 2011, we had 60 outstanding foreign currency forward contracts with a total notional amount of $99.6 million and an immaterial net unrealized gain. All of these contracts matured by the end of January 2012.

CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, accounts receivable, and interest rate swap contracts. The majority of the Company's cash and cash equivalents and its interest rate swap contracts are with large investment grade commercial banks that are participants in the Company's 2010 Credit Agreement. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements for 2011, 2010, and 2009, together with the reports of KPMG LLP, our independent registered public accounting firm, are included herein in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Management conducted an evaluation, as of December 31, 2011, of the effectiveness of the design and operation of our disclosure controls and procedures, (as such term is defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material Company information required to be disclosed by us in reports filed or submitted under the Act.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Gartner management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Gartner's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment was reviewed with the Audit Committee of the Board of Directors.

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2011, Gartner's internal control over financial reporting was effective.

The effectiveness of management's internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K in Part IV, Item 15.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be furnished pursuant to this item will be set forth under the captions "Proposal One: Election of Directors," "Executive Officers," "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Miscellaneous — Available Information" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2012. If

the Proxy Statement is not filed with the SEC by April 30, 2012, such information will be included in an amendment to this Annual Report filed by April 30, 2012. See also Item 1. Business — Available Information.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the caption "Executive Compensation" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2012. If the Proxy Statement is not filed with the SEC by April 30, 2012, such information will be included in an amendment to this Annual Report filed by April 30, 2012.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished pursuant to this item will be set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed with the SEC by April 30, 2012. If the Proxy Statement is not filed with the SEC by April 30, 2012, such information will be included in an amendment to this Annual Report filed by April 30, 2012.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required to be furnished pursuant to this item will be set forth under the captions "Transactions With Related Persons" and "Corporate Governance — Director Independence" in the Company's Proxy Statement to be filed with the SEC by April 30, 2012. If the Proxy Statement is not filed with the SEC by April 30, 2012, such information will be included in an amendment to this Annual Report filed by April 30, 2012.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be furnished pursuant to this item will be set forth under the caption "Principal Accountant Fees and Services" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2012. If the Proxy Statement is not filed with the SEC by April 30, 2012, such information will be included in an amendment to this Annual Report filed by April 30, 2012.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. and 2. Consolidated Financial Statements and Schedules

The reports of our independent registered public accounting firm and consolidated financial statements listed in the Index to Consolidated Financial Statements herein are filed as part of this report.

All financial statement schedules not listed in the Index have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

3. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1(1)	Restated Certificate of Incorporation of the Company.
3.2(2)	Bylaws as amended through February 2, 2012.
4.1(1)	Form of Certificate for Common Stock as of June 2, 2005.
4.2(3)	Credit Agreement, dated as of December 22, 2010, among the Company, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A. as administrative agent.
10.1(4)	Lease dated April 16, 2010 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, and 88 Gatehouse Road, Stamford, Connecticut.
10.2(4)	First Amendment to Lease dated April 16, 2010 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, and 88 Gatehouse Road, Stamford, Connecticut.
10.4(5)+	2011 Employee Stock Purchase Plan.
10.5(6)+	1999 Stock Option Plan.
10.6(7)+	2003 Long-Term Incentive Plan, as amended and restated on June 4, 2009.
10.7(8)+	Amended and Restated Employment Agreement between Eugene A. Hall and the Company dated as of April 13, 2011.
10.8(9)+	Company Deferred Compensation Plan, effective January 1, 2009.
10.9(10)+	Form of Stock Appreciation Right Agreement for executive officers.
10.10(10)+	Form of Performance Stock Unit Agreement for executive officers.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see Signature Page).
31.1*	Certification of chief executive officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this document.

\+ Management compensation plan or arrangement.

(1) Incorporated by reference from the Company's Current Report on Form 8-K dated June 29, 2005 as filed on July 6, 2005.

(2) Incorporated by reference from the Company's Current Report on Form 8-K dated February 2, 2012 as filed on February 7, 2012.

(3) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on February 15, 2011.

(4) Incorporated by reference from the Company's Quarterly Report on form 10-Q as filed on August 9, 2010.

(5) Incorporated by reference from the Company's Proxy Statement (Schedule 14A) as filed on April 18, 2011.

(6) Incorporated by reference from the Company's Form S-8 as filed on February 16, 2000.

(7) Incorporated by reference from the Company's Proxy Statement (Schedule 14A) as filed on April 21, 2009.

(8) Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed on August 2, 2011.

(9) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on February 20, 2009.

(10) Incorporated by reference from the Company's Current Report on Form 8-K dated February 9, 2012 as filed on February 15, 2012.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GARTNER, INC.
CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Gartner, Inc.:

We have audited the accompanying consolidated balance sheets of Gartner, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gartner, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(KPMG LLP LOGO)

/s/ KPMG LLP

New York, New York
February 23, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Gartner, Inc.:

We have audited Gartner, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gartner, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

(KPMG LLP LOGO)

/s/ KPMG LLP

New York, New York
February 23, 2012

GARTNER, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 142,739	$ 120,181
Fees receivable, net of allowances of $7,260 and $7,200 respectively	421,033	364,818
Deferred commissions	78,492	71,955
Prepaid expenses and other current assets	63,521	64,148
Total current assets	705,785	621,102
Property, equipment and leasehold improvements, net	68,132	47,614
Goodwill	508,550	510,265
Intangible assets, net	7,060	13,584
Other assets	90,345	93,093
Total Assets	$ 1,379,872	$ 1,285,658
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 259,490	$ 247,733
Deferred revenues	611,647	523,263
Current portion of long-term debt	50,000	40,156
Total current liabilities	921,137	811,152
Long-term debt	150,000	180,000
Other liabilities	126,951	107,450
Total liabilities	1,198,088	1,098,602
Stockholders' equity:		
Preferred stock:		
$.01 par value, authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock:		
$.0005 par value, authorized 250,000,000 shares for both periods; 156,234,415 shares issued for both periods	78	78
Additional paid-in capital	646,815	611,782
Accumulated other comprehensive income, net	5,793	14,638
Accumulated earnings	742,579	605,677
Treasury stock, at cost, 62,891,251 and 60,245,718 common shares, respectively	(1,213,481)	(1,045,119)
Total stockholders' equity	181,784	187,056
Total Liabilities and Stockholders' Equity	$ 1,379,872	$ 1,285,658

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2011	**2010**	**2009**
Revenues:			
Research	$ 1,012,062	$ 865,000	$ 752,505
Consulting	308,047	302,117	286,847
Events	148,479	121,337	100,448
Total revenues	1,468,588	1,288,454	1,139,800
Costs and expenses:			
Cost of services and product development	608,755	552,238	498,363
Selling, general and administrative	613,707	543,174	477,003
Depreciation	25,539	25,349	25,387
Amortization of intangibles	6,525	10,525	1,636
Acquisition and integration charges	—	7,903	2,934
Total costs and expenses	1,254,526	1,139,189	1,005,323
Operating income	214,062	149,265	134,477
Interest income	1,249	1,156	830
Interest expense	(11,216)	(16,772)	(16,862)
Other (expense) income, net	(1,911)	436	(2,919)
Income before income taxes	202,184	134,085	115,526
Provision for income taxes	65,282	37,800	32,562
Net income	$ 136,902	$ 96,285	$ 82,964
Net income per share:			
Basic	$ 1.43	$ 1.01	$ 0.88
Diluted	$ 1.39	$ 0.96	$ 0.85
Weighted average shares outstanding:			
Basic	96,019	95,747	94,658
Diluted	98,846	99,834	97,549

See Notes to Consolidated Financial Statements.

GARTNER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
(IN THOUSANDS)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss), Net	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity (Deficit)
Balance at December 31, 2008	$ 78	$ 570,667	$ (1,741)	$ 426,428	$ (1,016,748)	$ (21,316)
Comprehensive income:						
Net income	—	—	—	82,964	—	82,964
Other comprehensive income:						
Foreign currency translation adjustments	—	—	9,088	—	—	9,088
Interest rate swaps, net of tax	—	—	3,535	—	—	3,535
Pension unrecognized gain, net of tax	—	—	440	—	—	440
Other comprehensive income			13,063			13,063
Comprehensive income						96,027
Issuances under stock plans	—	(6,522)	—	—	21,371	14,849
Excess tax benefits from stock compensation	—	653	—	—	—	653
Purchase of shares for treasury	—	—	—	—	(3,744)	(3,744)
Stock compensation expense	—	26,066	—	—	—	26,066
Balance at December 31, 2009	$ 78	$ 590,864	$ 11,322	$ 509,392	$ (999,121)	$ 112,535
Comprehensive income:						
Net income	—	—	—	96,285	—	96,285
Other comprehensive income:						
Foreign currency translation adjustments	—	—	582	—	—	582
Interest rate swaps, net of tax	—	—	3,746	—	—	3,746
Pension unrecognized loss, net of tax	—	—	(1,012)	—	—	(1,012)
Other comprehensive income			3,316			3,316
Comprehensive income						99,601
Issuances under stock plans	—	(30,254)	—	—	53,822	23,568
Excess tax benefits from stock compensation	—	18,520	—	—	—	18,520
Purchase of shares for treasury	—	—	—	—	(99,820)	(99,820)
Stock compensation expense	—	32,652	—	—	—	32,652
Balance at December 31, 2010	$ 78	$ 611,782	$ 14,638	$ 605,677	$ (1,045,119)	$ 187,056
Comprehensive income:						
Net income	—	—	—	136,902	—	136,902
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	(4,454)	—	—	(4,454)
Interest rate swaps, net of tax	—	—	(4,674)	—	—	(4,674)
Pension unrecognized gain, net of tax	—	—	283	—	—	283
Other comprehensive loss			(8,845)			(8,845)
Comprehensive income						128,057
Issuances under stock plans	—	(23,579)	—	—	43,624	20,045
Excess tax benefits from stock compensation	—	25,778	—	—	—	25,778
Purchase of shares for treasury	—	—	—	—	(211,986)	(211,986)
Stock compensation expense	—	32,834	—	—	—	32,834
Balance at December 31, 2011	$ 78	$ 646,815	$ 5,793	$ 742,579	$ (1,213,481)	$ 181,784

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2011	**2010**	**2009**
Operating activities:			
Net income	$ 136,902	$ 96,285	$ 82,964
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of intangibles	32,064	35,874	27,023
Stock-based compensation expense	32,865	32,634	26,066
Excess tax benefits from employee stock-based compensation exercises	(25,572)	(18,364)	(2,392)
Deferred taxes	(965)	(2,609)	5,003
Amortization and write-off of debt issue costs	2,288	1,567	1,480
Changes in assets and liabilities:			
Fees receivable, net	(58,887)	(48,177)	25,349
Deferred commissions	(6,928)	(2,184)	(16,750)
Prepaid expenses and other current assets	3,540	(376)	13,059
Other assets	4,397	(34,130)	532
Deferred revenues	91,765	85,336	5,101
Accounts payable, accrued, and other liabilities	44,097	59,643	(5,498)
Cash provided by operating activities	255,566	205,499	161,937
Investing activities:			
Additions to property, equipment and leasehold improvements	(41,954)	(21,694)	(15,142)
Acquisitions (net of cash received)	—	(12,151)	(104,523)
Cash used in investing activities	(41,954)	(33,845)	(119,665)
Financing activities:			
Proceeds from employee stock-based compensation plans and ESP Plan	20,011	23,527	14,822
Proceeds from debt issuance	—	200,000	78,000
Payments on debt	(20,156)	(313,627)	(165,250)
Purchases of treasury stock	(211,986)	(99,820)	(3,744)
Excess tax benefits from employee stock-based compensation exercises	25,572	18,364	2,392
Cash used by financing activities	(186,559)	(171,556)	(73,780)
Net increase (decrease) in cash and cash equivalents	27,053	98	(31,508)
Effects of exchange rates on cash and cash equivalents	(4,495)	3,509	7,153
Cash and cash equivalents, beginning of period	120,181	116,574	140,929
Cash and cash equivalents, end of period	$ 142,739	$ 120,181	$ 116,574
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 13,312	$ 11,484	$ 13,942
Income taxes, net of refunds received	$ 24,126	$ 25,486	$ 34,438

See Notes to Consolidated Financial Statements.

GARTNER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 — BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business. Gartner, Inc. ("Gartner" or the "Company") is a global information technology research and advisory company founded in 1979 with its headquarters in Stamford, Connecticut. Gartner delivers its principal products and services through three business segments: Research, Consulting, and Events. When used in these notes, the terms "Company," "we," "us," or "our" refer to Gartner, Inc. and its consolidated subsidiaries.

Basis of presentation. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), as defined in the Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC") Topic 270 for financial information and with the applicable instructions of U.S. Securities & Exchange Commission ("SEC") Regulation S-X. The fiscal year of Gartner represents the twelve-month period from January 1 through December 31. All references to 2011, 2010, and 2009 refer to the fiscal year unless otherwise indicated.

Principles of consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates. The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, goodwill, intangible assets, and other long-lived assets, as well as tax accruals and other liabilities. In addition, estimates are used in revenue recognition, income tax expense, performance-based compensation charges, depreciation and amortization, and the allowance for losses. Management believes its use of estimates in the accompanying consolidated financial statements to be reasonable.

Management continuously evaluates and revises its estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. Management adjusts these estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time. As a result, differences between our estimates and actual results could be material and would be reflected in the Company's consolidated financial statements in future periods.

Revenues. Revenue is recognized in accordance with U.S. GAAP and SEC Staff Accounting Bulletin No. 101, *Revenue Recognition* in Financial Statements ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"). Revenues are only recognized once all required criteria for recognition have been met. The Consolidated Statement of Operations presents revenues net of any sales or value-added taxes that we collect from customers and remit to government authorities.

The Company's revenues by significant source are as follows:

Research revenues are derived from annual subscription contracts for research products. These revenues are deferred and recognized ratably over the applicable contract term. The Company typically enters into annually renewable subscription contracts for research products. Reprint fees are recognized when the reprint is shipped.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. Research contracts are non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses, which have not produced material cancellations to date. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim.

Consulting revenues, primarily derived from consulting, measurement and strategic advisory services (paid one-day analyst engagements), are principally generated from fixed fee or time and materials engagements. Revenues from fixed fee engagements are recognized on a proportional performance basis, while revenues from time and material engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization engagements are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment. Unbilled fees receivable associated with consulting engagements were $29.2 million at December 31, 2011 and $29.4 million at December 31, 2010.

Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition. In addition, the Company defers certain costs directly related to events and expenses these costs in the period during which the related symposium, conference or exhibition occurs. The Company policy is to defer only those costs, primarily prepaid site and production services costs, which are incremental and are directly attributable to a specific event. Other costs of organizing and producing our events, primarily Company personnel and non-event specific expenses, are expensed in the period incurred. At the end of each fiscal quarter, the Company assesses on an event-by-event basis whether expected direct costs of producing a scheduled event will exceed expected revenues. If such costs are expected to exceed revenues, the Company records the expected loss in the period determined.

Allowance for losses. The Company maintains an allowance for losses which is composed of a bad debt allowance and a sales reserve. Provisions are charged against earnings, either as a reduction in revenues or as an increase to expense. The amount of the allowance for losses is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients.

Cost of services and product development ("COS"). COS expense includes the direct costs incurred in the creation and delivery of our products and services.

Selling, general and administrative ("SG&A"). SG&A expense includes direct and indirect selling costs, general and administrative costs, and charges against earnings related to uncollectible accounts.

Commission expense. The Company records commission obligations upon the signing of customer contracts and amortizes the deferred obligation as commission expense over the estimated period in which the related revenues are earned. Commission expense is included in SG&A in the Consolidated Statements of Operations.

Stock-based compensation expense. The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). Stock-based compensation cost is based on the fair value of the award on the date of grant, which is expensed over the related service period, net of estimated forfeitures. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period. During 2011, 2010, and 2009, the Company recognized $32.9 million, $32.6 million, and $26.1 million, respectively, of stock-based compensation expense (see Note 8 — Stock-Based Compensation), which is recorded in both COS and SG&A in the Consolidated Statements of Operations.

Income tax expense. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized based on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. We credit additional paid-in capital for realized tax benefits arising from stock transactions with employees. The tax benefit on a nonqualified stock option is equal to the tax effect of the difference between the market price of Common Stock on the date of exercise and the exercise price.

Cash and cash equivalents. Includes cash and all highly liquid investments with original maturities of three months or less, which are considered cash equivalents. The carrying value of cash equivalents approximates fair value due to their short-term maturity. Investments with maturities of more than three months are classified as marketable securities. Interest earned on investments is classified in Interest income in the Consolidated Statements of Operations.

Property, equipment and leasehold improvements. The Company leases all of its facilities and certain equipment. These leases are all classified as operating leases in accordance with FASB ASC Topic 840. The cost of these operating leases, including any contractual rent increases, rent concessions, and landlord incentives, are recognized ratably over the life of the related lease agreement. Lease expense was $26.2 million, $23.5 million, and $22.5 million in 2011, 2010, and 2009, respectively.

Equipment, leasehold improvements, and other fixed assets owned by the Company are recorded at cost less accumulated depreciation. Except for leasehold improvements, these fixed assets are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the remaining term of the related leases. The Company had total depreciation expense of $25.5 million, $25.3 million, and $25.4 million in 2011, 2010, and 2009, respectively.

Property, equipment and leasehold improvements, less accumulated depreciation and amortization, consist of the following (in thousands):

	Useful Life (Years)	December 31, 2011	2010
Computer equipment and software	2 - 7	$ 130,733	$ 123,988
Furniture and equipment	3 - 8	34,828	32,093
Leasehold improvements	2 - 15	63,773	46,516
		229,334	202,597
Less — accumulated depreciation and amortization		(161,202)	(154,983)
		$ 68,132	$ 47,614

The Company capitalizes certain eligible costs incurred to develop internal use software in accordance with FASB ASC Topic 350. At December 31, 2011 and 2010, net capitalized development costs for internal use software were $13.6 million and $14.3 million, respectively. Amortization of capitalized internal software development costs, which is classified in Depreciation in the Consolidated Statements of Operations, totaled $7.8 million, $7.9 million, and $8.3 million during 2011, 2010, and 2009, respectively.

The Company's corporate headquarters is located in approximately 213,000 square feet of leased office space in three buildings in Stamford, Connecticut. The Stamford facility accommodates research and analysis, marketing, sales, client support, production, corporate services, executive offices, and administration. In 2010 the Company entered into a new 15 year lease agreement for this facility which provides for a reduced rental until completion of certain renovation work. In accordance with FASB ASC Topic 840, the Company accounted for the new Stamford lease as an operating lease arrangement. The total minimum payments the Company will be obligated to pay under this lease, including contractual escalation clauses and reduced rents during the renovation period, will be expensed on a straight-line basis over the lease term.

Under the terms of the new Stamford lease, the landlord has provided a $25.0 million tenant improvement allowance to be used to renovate the three buildings and the parking areas comprising the facility. The renovation work began in 2011 and is expected to be completed in late 2012. The $25.0 million contractual amount due from the landlord was recorded as a tenant improvement allowance in Other assets and as deferred rent in Other Liabilities on the Consolidated Balance Sheets. As the renovation work progresses and payments are received from the landlord, the tenant improvement receivable will be relieved and leasehold improvement assets will be recorded in Property, equipment, and leasehold improvements. The leasehold improvement assets will then be amortized to Depreciation expense over their useful lives, beginning when the assets are placed in service. The amount recorded as deferred rent will be amortized as a reduction to rent expense (SG&A) on a straight-line basis over the term of the lease.

As of December 31, 2011, the Company had $22.5 million of remaining unamortized deferred rent resulting from the tenant improvement allowance, of which $1.5 million is recorded in Accounts payable and accrued liabilities and $21.0 million is recorded in Other liabilities on the Company's Consolidated Balance Sheets. The Company paid $9.5 million in renovation costs for this project in 2011, of which $9.0 million was reimbursed in 2011 and $0.5 will be reimbursed in 2012. The Company expects to utilize the entire remaining $15.5 million improvement allowance in 2012.

Intangible assets. Intangible assets are amortized using the straight-line method over their expected useful lives. Intangible assets subject to amortization include the following (in thousands):

December 31, 2011	Content	Trade Name	Customer Relationships	Total
Gross cost	$ 10,634	$ 5,758	$ 7,210	$ 23,602
Accumulated amortization	(10,634)	(2,303)	(3,605)	(16,542)
Net	$ —	$ 3,455	$ 3,605	$ 7,060

December 31, 2010	Content	Trade Name	Customer Relationships	Total
Gross cost	$ 10,634	$ 5,758	$ 7,210	$ 23,602
Accumulated amortization	(7,089)	(1,152)	(1,777)	(10,018)
Net	$ 3,545	$ 4,606	$ 5,433	$ 13,584

Intangible assets are being amortized against earnings over the following periods:

	Useful Life (Years)
Content	1.5
Trade Name	5
Customer Relationships	4

Aggregate amortization expense on intangible assets was $6.5 million, $10.5 million, and $1.6 million in 2011, 2010, and 2009, respectively. The estimated future amortization expense by year from purchased intangibles is as follows (in thousands):

2012	$	2,955
2013		2,955
2014		1,150
	$	7,060

Goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. The evaluation of the recoverability of goodwill is performed in accordance with FASB ASC Topic 350, which requires an annual assessment of potential goodwill impairment at the reporting unit level and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has three reporting units: Research, Consulting, and Events. Since 2002, when the current goodwill impairment rules were first adopted, goodwill must be tested annually for impairment under a two-step impairment test. Under the two-step test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. The Company uses discounted cash flows, market multiples, and other valuation techniques to measure the estimated fair value of a reporting unit..

In September 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles-Goodwill and Other – Testing Goodwill for Impairment* ("ASU No. 2011-08"). ASU No. 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount rather than automatically applying the two-step goodwill impairment test. If the entity's qualitative assessment does not allow it to reach this conclusion, then it is necessary to perform the two-step goodwill impairment test to determine the amount, if any, of impaired goodwill. Otherwise, the two-step goodwill impairment test is not required. The objective of ASU No. 2011-08 is to both simplify and reduce the on-going cost of goodwill impairment testing for both private and public companies.

The Company conducted the annually required two-step goodwill impairment test in 2010 in the quarter ended September 30 and concluded that the fair values of each of the Company's reporting units substantially exceeded their respective carrying values. In 2011, the Company made the decision to early adopt ASU No. 2011-08 and conduct a qualitative assessment of reporting unit fair value as of September 30, based in part on the demonstrated historical trend of the fair values of the Company's reporting units substantially exceeding their carrying values. Among the factors included in the Company's qualitative assessment were general economic conditions and the competitive environment; actual and expected segment financial performance; forward-looking business measurements; and external market assessments. Based on the results of the qualitative assessment, the Company believes the fair value of goodwill of each of the Company's reporting units continue to substantially exceed their respective carrying values and concluded that it was not necessary to conduct the two-step goodwill impairment test. As a result, the adoption of ASU No. 2011-08 did not impact the Company's results of operations, financial position, or cash flows.

The following table presents changes to the carrying amount of goodwill by reporting unit during the two year period ended December 31, 2011 (in thousands):

	Research		Consulting		Events		Total	
Balance, December 31, 2009 (1)	$	370,630	$	100,744	$	42,238	$	513,612
Foreign currency translation adjustments		(2,109)		(927)		(311)		(3,347)
Balance, December 31, 2010	$	368,521	$	99,817	$	41,927	$	510,265
Foreign currency translation adjustments		(1,541)		(140)		(34)		(1,715)
Balance, December 31, 2011	$	366,980	$	99,677	$	41,893	$	508,550

(1) The Company has not recorded goodwill impairment losses since its adoption of the two-step goodwill impairment rules in 2002. Accordingly, the Company considers the recorded amount of goodwill as of December 31, 2009 to be the gross amount of goodwill.

Impairment of long-lived assets and intangible assets. The Company reviews long-lived assets and intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the respective asset may not be recoverable. Such evaluation may be based on a number of factors including current and projected operating results and cash flows, changes in management's strategic direction as well as external economic and market factors.

The Company's policy regarding long-lived assets and intangible assets other than goodwill is to evaluate the recoverability of these assets by determining whether the balance can be recovered through undiscounted future operating cash flows. Should events or circumstances indicate that the carrying value might not be recoverable based on undiscounted future operating cash flows, an impairment loss would be recognized. The amount of impairment, if any, is measured based on the difference between projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds and the carrying value of the asset.

Pension obligations. The Company has defined-benefit pension plans in three of its international locations (see Note 13 — Employee Benefits). Benefits earned under these plans are generally based on years of service and level of employee compensation. The Company accounts for defined benefit plans in accordance with the requirements of FASB ASC Topic 715. The Company determines the periodic pension expense and related liabilities for these plans through actuarial assumptions and valuations. The Company recognized \$2.7 million, \$2.4 million, and \$2.2 million of expense for these plans in 2011, 2010, and 2009, respectively. The Company classifies pension expense in SG&A in the Consolidated Statements of Operations.

Foreign currency exposure. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded as foreign currency translation adjustments, a component of Accumulated other comprehensive income, net within the Stockholders' equity section of the Consolidated Balance Sheets.

Currency transaction gains or losses arising from transactions denominated in currencies other than the functional currency of a subsidiary are included in results of operations in Other income (expense), net within the Consolidated Statements of Operations. Net currency transaction (losses) were \$(1.3) million, \$(4.8) million, and \$(3.6) million in 2011, 2010, and 2009, respectively. The Company enters into foreign currency forward exchange contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates on these transactions. These contracts generally have a short duration and are recorded at fair value with unrealized and realized gains and losses also recorded in Other income (expense), net. The net (loss) gain from these contracts was \$(1.2) million, \$2.8 million, and \$0.7 million in 2011, 2010, and 2009, respectively.

Fair value disclosures. The Company's fair value disclosures are included in Note 12 — Fair Value Disclosures.

Concentrations of credit risk. Assets that may subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, accounts receivable, interest rate swaps, and a pension reinsurance asset. The majority of the Company's cash equivalent investments and its interest rate swap contract are with investment grade commercial banks that are participants in the Company's 2010 Credit Agreement. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion. The Company's pension reinsurance asset (see Note 13 — Employee Benefits) is maintained with a large international insurance company that was rated investment grade as of December 31, 2011.

Stock repurchase programs. The Company records the cost to repurchase its own shares to treasury stock. During 2011, 2010 and 2009, the Company recorded \$212.0 million, \$99.8 million, and \$3.7 million, respectively, of stock repurchases (see Note 7 — Stockholders' Equity). Shares repurchased by the Company are added to treasury shares and are not retired.

Recent accounting developments. The following disclosures highlight new and significant accounting rules that the Company has adopted or will adopt in future periods:

Accounting Standards Adopted

On September 30, 2011, the Company early adopted FASB ASU No. 2011-08, *Intangibles-Goodwill and Other – Testing Goodwill for Impairment* ("ASU No. 2011-08") (see discussion in *Goodwill* above). The adoption of ASU No. 2011-08 did not impact the Company's results of operations, financial position, or cash flows.

Accounting Standards to be adopted in Future Accounting Periods

Final accounting rules issued by the FASB that have not yet become effective and may impact the Company's consolidated financial statements or related disclosures in future periods are described below:

Comprehensive Income. In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, *Comprehensive Income (Topic 220-10): Presentation of Comprehensive Income.* The new guidance eliminates the current option to report other comprehensive income and its components in the statement of stockholders' equity. Instead, the new rule will require an entity to present net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The Company will adopt this new rule in the quarter ending March 31, 2012.

Fair Value Measurements. In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU No. 2011-04 establishes a number of new requirements for fair value measurements. These include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except when an entity manages market and credit risks on the basis of the entity's net exposure to the group; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements (that prohibition currently applies only to financial instruments with quoted prices in active markets); and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. In addition, for items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt this new rule in the quarter ending March 31, 2012.

2 — ACQUISITIONS

In December 2009 the Company acquired all of the outstanding shares of AMR Research and Burton Group for total net cash of $116.7 million, of which $12.2 million was paid in 2010 and $104.5 million was paid in 2009. The Company's consolidated results include the operating results of these businesses beginning on their respective acquisition dates. The Company recorded an aggregate of $7.9 million of acquisition and integration expenses related to these acquisitions during 2010 and $2.9 million in 2009. Included in these charges are legal fees and consultant fees in connection with the acquisition and integration, as well as severance costs related to redundant headcount.

3 — OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31,	
	2011	**2010**
Security deposits	$ 6,581	$ 3,959
Debt issuance costs	3,866	4,987
Benefit plan-related assets	38,403	36,089
Non-current deferred tax assets	22,795	21,166
Tenant improvement allowance (1)	16,062	24,570
Other	2,638	2,322
Total other assets	$ 90,345	$ 93,093

(1) Includes contractual amounts receivable related to the renovation of the Company's Stamford headquarters facility (see *Property, equipment and leasehold improvements* in Note 1 — Business and Significant Accounting Policies for additional description).

4 — ACCOUNTS PAYABLE, ACCRUED, AND OTHER LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Accounts payable	$ 27,573	$ 17,791
Payroll, employee benefits, severance	66,110	62,882
Bonus payable	62,191	64,620
Commissions payable	42,328	41,503
Taxes payable	15,917	15,030
Rent and other facilities costs	5,046	7,108
Professional, consulting, audit fees	6,907	11,987
Events fulfillment liabilities	2,255	4,367
Other accrued liabilities	31,163	22,445
Total accounts payable and accrued liabilities	$ 259,490	$ 247,733

Other liabilities consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Non-current deferred revenue	$ 4,572	$ 4,659
Interest rate swap liabilities	9,891	2,101
Long-term taxes payable	20,141	18,193
Deferred rent (1)	21,046	23,813
Benefit plan-related liabilities	47,326	44,939
Other	23,975	13,745
Total other liabilities	$ 126,951	$ 107,450

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(1) Represents unamortized deferred rent resulting from the $25.0 million tenant improvement allowance on the Company's Stamford headquarters facility (see *Property, equipment and leasehold improvements* in Note 1 — Business and Significant Accounting Policies for additional description).

5 — DEBT

Credit Agreement

In December 2010 the Company entered into a new credit arrangement that provides for a five-year, $200.0 million term loan and a $400.0 million revolving credit facility (the "2010 Credit Agreement"). The Company terminated its prior credit arrangement when it entered into the 2010 Credit Agreement and paid down the remaining amounts outstanding. The 2010 Credit Agreement contains an expansion feature by which the term loan and revolving credit facility may be increased, at the Company's option and under certain conditions, by up to an additional $150.0 million in the aggregate. The term loan will be repaid in 19 consecutive quarterly installments which commenced on March 31, 2011, plus a final payment due on December 22, 2015, and may be prepaid at any time without penalty or premium at the Company's option. The revolving credit facility may be used for loans, and up to $40.0 million may be used for letters of credit. The revolving loans may be borrowed, repaid and re-borrowed until December 22, 2015, at which time all amounts borrowed must be repaid.

Amounts borrowed under the 2010 Credit Agreement bear interest at a rate equal to, at the Company's option, either (i) the greatest of: the administrative agent's prime rate; the average rate on overnight federal funds plus 1/2 of 1%; and the eurodollar rate (adjusted for statutory reserves) plus 1%, in each case plus a margin equal to between 0.50% and 1.25% depending on the Company's leverage ratio as of the end of the four consecutive fiscal quarters most recently ended, or (ii) the eurodollar rate (adjusted for statutory reserves) plus a margin equal to between 1.50% and 2.25%, depending on the Company's leverage ratio as of the end of the four consecutive fiscal quarters most recently ended.

The 2010 Credit Agreement contains certain customary restrictive loan covenants, including, among others, financial covenants requiring a maximum leverage ratio, a minimum interest expense coverage ratio, and covenants limiting the Company's ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures, make investments and enter into certain transactions with affiliates. The Company was in full compliance with these covenants as of December 31, 2011.

The following table provides information regarding the Company's borrowings:

Description:	Amount Outstanding December 31, 2011 (In thousands)	Contractual Annualized Interest Rate December 31, 2011 (2)	Amount Outstanding December 31, 2010 (In thousands)
Term loans	$ 180,000	2.08%	$ 200,000
Revolver (1)	20,000	2.08%	20,156
Total	$ 200,000		$ 220,156

(1) The Company had $376.8 million of available borrowing capacity on the revolver (not including the expansion feature) as of December 31, 2011.

(2) Both the term and revolver loan rate consisted of a floating Eurodollar base rate 0.58% plus a margin of 1.5%. However, the Company has an interest rate swap contract which converts the floating Eurodollar base rate to a fixed base rate on $200.0 million of borrowings (see below). As a result, the Company's effective annual interest rate on its debt as of December 31, 2011 was 3.76%.

In December 2010, the Company recorded certain incremental pre-tax charges due to the termination of the prior credit arrangement. The majority of these charges would have been recognized as expenses in 2011, but accounting rules required their accelerated recognition in 2010. These accelerated pre-tax charges included $3.3 million for deferred losses on interest rate swap contracts that had been recorded in Other Comprehensive Income (OCI) since the swaps had previously been designated as accounting hedges, and $0.4 million for the write-off of a portion of capitalized debt issuance costs related to the previous debt. In accordance with FASB ASC Topic 815, the deferral of the unrealized losses on the swaps recorded in OCI was no longer permitted since the forecasted interest payments related to the previous debt would not occur. Both the capitalized debt issuance write-off and the interest rate swap charge were classified in Interest expense in the Consolidated Statements of Operations for the year ended December 31, 2010.

Interest Rate Swap Hedge

The Company entered into a $200.0 million notional fixed-for-floating interest rate swap contract in December 2010 which it designated as a hedge of the forecasted interest payments on the Company's variable rate borrowings. Under the swap terms, the Company pays a base fixed rate of 2.26% and in return receives a Eurodollar base rate.

The Company accounts for the interest rate swap as a cash flow hedge in accordance with FASB ASC Topic 815. Since the swap is hedging forecasted interest payments, changes in the fair value of the swap are recorded in OCI as long as the swap continues to be a highly effective hedge of the designated interest rate risk. Any ineffective portion of change in the fair value of the hedge is recorded in earnings. At December 31, 2011, there was no ineffective portion of the hedge. The interest rate swap had a negative fair value to the Company of $9.9 million at December 31, 2011, which is classified in OCI, net of tax effect.

Letters of Credit

The Company had $4.7 million of letters of credit and related guarantees outstanding at year-end 2011. The Company issues these instruments in the ordinary course of business to facilitate transactions with customers and others.

6 — COMMITMENTS AND CONTINGENCIES

Contractual Lease Commitments. The Company leases various facilities, furniture, and computer equipment under operating lease arrangements expiring between 2012 and 2027. The future minimum annual cash payments under non-cancelable operating lease agreements at December 31, 2011, are as follows (in thousands):

Year ended December 31,	
2012	$ 35,810
2013	31,690
2014	26,075
2015	18,100
2016	11,445
Thereafter	82,530
Total minimum lease payments (1), (2)	$ 205,650

(1) Excludes $16.1 million of future contractual reimbursements related to leasehold improvements on the Company's Stamford headquarters lease (see *Property, equipment and leasehold improvements* in Note 1 — Business and Significant Accounting Policies for additional discussion).

(2) Excludes $3.1 million of future contractual sublease rental income.

Legal Matters. We are involved in various legal and administrative proceedings and litigation arising in the ordinary course of business. The outcome of these individual matters is not predictable at this time. However, we believe that the ultimate resolution of these matters, after considering amounts already accrued and insurance coverage, will not have a material adverse effect on our financial position, results of operations, or cash flows in future periods.

Indemnifications. The Company has various agreements that may obligate us to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the Company's obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of December 31, 2011, we did not have any indemnification agreements that would require material payments.

7 — STOCKHOLDERS' EQUITY

Common stock. Holders of Gartner's Common Stock, par value $.0005 per share ("Common Stock") are entitled to one vote per share on all matters to be voted by stockholders. The Company does not currently pay cash dividends on its Common Stock. Also, our credit arrangement contains a negative covenant which may limit our ability to pay dividends.

The following table summarizes transactions relating to Common Stock for the three years' ending December 31, 2011:

	Issued Shares	Treasury Stock Shares
Balance at December 31, 2008	156,234,415	62,353,575
Issuances under stock plans	—	(2,302,935)
Purchases for treasury	—	306,032
Balance at December 31, 2009	156,234,415	60,356,672
Issuances under stock plans	—	(4,029,673)
Purchases for treasury	—	3,918,719
Balance at December 31, 2010	156,234,415	60,245,718
Issuances under stock plans	—	(3,244,705)
Purchases for treasury (1)	—	5,890,238
Balance at December 31, 2011	156,234,415	62,891,251

(1) Includes 2,148,434 shares the Company repurchased directly from ValueAct Capital Master Fund, L.P. ("ValueAct") in two separate transactions during 2011. The total cost of the shares repurchased directly from ValueAct was $75.2 million.

Share repurchase program. The Company has a $500.0 million share repurchase program, of which $293.5 million remained available for share repurchases as of December 31, 2011. Repurchases may be made from time-to-time through open market purchases, private transactions, tender offers or other transactions. The amount and timing of repurchases will be subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases may also be made from time-to-time in connection with the settlement of the Company's shared-based compensation awards. Repurchases may be funded from cash flow from operations or borrowings.

The Company paid cash of $212.0 million, $99.8 million, and $3.7 million, in 2011, 2010, and 2009, respectively, for common stock repurchases. The $212.0 million paid for share repurchases in 2011 includes the cost of the shares repurchased directly from ValueAct.

8 — STOCK-BASED COMPENSATION

The Company grants stock-based compensation awards as an incentive for employees and directors to contribute to the Company's long-term success. The Company currently awards stock-settled stock appreciation rights, service- and performance-based restricted stock units, and common stock equivalents. At December 31, 2011, the Company had approximately 6.5 million shares of Common Stock available for awards of stock-based compensation under its 2003 Long-Term Incentive Plan.

The Company accounts for stock-based compensation awards in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). Stock-based compensation expense is based on the fair value of the award on the date of grant, which is then recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period. Currently the Company issues treasury shares upon the exercise, release or settlement of stock-based compensation awards.

Determining the appropriate fair value model and calculating the fair value of stock-based compensation awards requires the input of certain complex and subjective assumptions, including the expected life of the stock-based compensation awards and the Common Stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the amount of employee forfeitures and the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair value of stock-based compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock-based compensation expense could be materially different from what has been recorded in the current period.

The Company recognized the following amounts of stock-based compensation expense (in millions) for the years ended December 31:

Award type:	2011	2010	2009
Stock appreciation rights (SARs)	$ 4.4	$ 4.6	$ 4.4
Common stock equivalents (CSEs)	0.5	0.5	0.4
Restricted stock units (RSUs)	28.0	27.5	21.3
Total (1)	$ 32.9	$ 32.6	$ 26.1

(1) Includes charges of $3.1 million in both 2011 and 2010 and $1.9 million in 2009 for awards to retirement-eligible employees.

Stock-based compensation (in millions) was recognized as follows in the Consolidated Statements of Operations for the years ended December 31:

Amount recorded in:	2011	2010	2009
Costs of services and product development	$ 14.8	$ 14.8	$ 12.6
Selling, general, and administrative	18.1	17.8	13.5
Total stock-based compensation expense recognized	$ 32.9	$ 32.6	$ 26.1

As of December 31, 2011, the Company had $42.3 million of total unrecognized stock-based compensation cost, which is expected to be recognized as stock-based compensation expense over the remaining weighted-average service period of approximately 2.1 years.

Stock-Based Compensation Awards

The following disclosures provide information regarding the Company's stock-based compensation awards, all of which are classified as equity awards in accordance with FASB ASC Topic 505:

Stock Appreciation Rights

Stock-settled stock appreciation rights (SARs) are settled in common shares and permit the holder to participate in the appreciation of the Common Stock. SARs are settled in shares of Common Stock by the employee once the applicable vesting criteria have been met. SARs vest ratably over a four-year service period and expire seven years from the grant date. The fair value of SARs awards is recognized as compensation expense on a straight-line basis over four years. At the present time, SARs are awarded only to the Company's executive officers.

When SARs are exercised, the number of shares of Common Stock issued is calculated as follows: (1) the total proceeds from the SARs exercise (calculated as the closing price of the Common Stock on the date of exercise less the exercise price of the SARs, multiplied by the number of SARs exercised) is divided by (2) the closing price of the Common Stock on the exercise date. The Company withholds a portion of the shares of Common Stock issued upon exercise to satisfy minimum statutory tax withholding requirements. SARs recipients do not have any stockholder rights until after actual shares of Common Stock are issued in respect of the award, which is subject to the prior satisfaction of the vesting and other criteria relating to such grants.

The following table summarizes changes in SARs outstanding for the year ended December 31, 2011:

	SARs in millions	Per Share Weighted-Average Exercise Price	Per Share Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2010	2.5	$ 17.22	$ 6.62	4.55 years
Granted	0.4	38.05	13.58	6.15 years
Forfeited	—	—	—	—
Exercised	(0.4)	38.26	6.38	na
Outstanding at December 31, 2011 (1), (2)	2.5	$ 20.39	$ 7.66	4.00 years
Vested and exercisable at December 31, 2011 (2)	1.1	$ 18.07	$ 6.77	2.96 years

na=not applicable

(1) At December 31, 2011, 1.4 million of the SARs were unvested. The Company expects that substantially all of these unvested awards will vest in future periods.

(2) At December 31, 2011, SARs outstanding had an intrinsic value of $36.8 million. SARs vested and exercisable had an intrinsic value of $18.3 million.

The fair value of the SARs was determined on the grant date using the Black-Scholes-Merton valuation model with the following weighted-average assumptions for the years ended December 31:

	2011	2010	2009
Expected dividend yield (1)	0%	0%	0%
Expected stock price volatility (2)	38%	40%	50%
Risk-free interest rate (3)	2.2%	2.4%	2.3%
Expected life in years (4)	4.75	4.75	4.80

(1) The dividend yield assumption is based on both the history and expectation of the Company's dividend payouts. Historically the Company has not paid cash dividends on its Common Stock.

(2) The determination of expected stock price volatility was based on both historical Common Stock prices and implied volatility from publicly traded options in Common Stock.

(3) The risk-free interest rate is based on the yield of a U.S. Treasury security with a maturity similar to the expected life of the award.

(4) The expected life in years represents a weighted-average estimate of the period of time the SARs are expected to be outstanding (that is, the period of time between the service inception date and the expected exercise date). The expected life is based on the "simplified" calculation permitted by SAB No. 107. Under the simplified method, the expected life in years is determined by taking the average of the vesting period plus the original contractual term and dividing by two. The Company continues to use the simplified method for SARs since it does not have the necessary actual historical exercise and forfeiture data, as permitted by SAB No. 110.

Restricted Stock Units

Restricted stock units (RSUs) give the awardee the right to receive shares of Common Stock when the vesting conditions are met and the restrictions lapse, and each RSU that vests entitles the awardee to one common share. RSU awardees do not have any stockholder

rights until after the common shares are released. The fair value of RSUs is determined on the date of grant based on the closing price of the Common Stock as reported by the New York Stock Exchange on that date. Service-based RSUs vest ratably over four years and are expensed on a straight-line basis over four years. Performance-based RSUs are subject to both performance and service conditions, vest ratably over four years, and are expensed on an accelerated basis. Presently performance-based RSUs are awarded only to executive officers.

The following table summarizes the changes in RSUs outstanding during the year ended December 31, 2011:

	Restricted Stock Units (RSUs) (in millions)	Per Share Weighted Average Grant Date Fair Value
Outstanding at December 31, 2010	3.9	$ 16.52
Granted (1)	0.8	38.02
Vested and released	(1.5)	17.23
Forfeited	(0.1)	21.48
Outstanding at December 31, 2011(2), (3)	3.1	$ 21.53

(1) The 0.8 million RSUs granted in 2011 consisted of 0.4 million performance-based RSUs awarded to executives and 0.4 million service-based RSUs awarded to non-executive employees and certain board members. The target number of performance-based RSUs granted was 0.3 million, which was tied to a targeted increase in the Company's subscription-based contract value ("CV") for 2011. The actual number of performance-based RSUs granted to executives could range from 0% to 200%, depending on the actual increase in CV for the year as measured on December 31, 2011. At year-end 2011, the actual CV increase achieved was 133% of the targeted amount, which resulted in the grant of 0.4 million performance-based RSUs to executives.

(2) The Company expects that substantially all of the outstanding awards at December 31, 2011 will vest in future periods.

(3) The weighted-average remaining contractual term of the outstanding RSUs is approximately 1.0 year.

Common Stock Equivalents

Common stock equivalents (CSEs) are convertible into Common Stock and each CSE entitles the holder to one common share. Members of our Board of Directors receive directors' fees payable in CSEs unless they opt to receive up to 50% of the fees in cash. Generally, the CSEs have no defined term and are converted into common shares when service as a director terminates unless the director has elected an accelerated release. The fair value of the CSEs is determined on the date of grant based on the closing price of the Common Stock as reported by the New York Stock Exchange on that date. CSEs vest immediately and as a result are recorded as expense on the date of grant.

The following table summarizes the changes in CSEs outstanding for the year ended December 31, 2011:

	Common Stock Equivalents (CSEs)	Per Share Weighted Average Grant Date Fair Value
Outstanding at December 31, 2010	117,208	$ 16.82
Granted	13,294	37.24
Converted to common shares	(33,234)	36.15
Outstanding at December 31, 2011	97,268	$ 17.79

Stock Options

Historically, the Company granted stock options to employees that allowed them to purchase shares of Common Stock at a certain price. The Company has not made any stock option grants since 2006. All outstanding options are fully vested and there is no

remaining unamortized cost. The Company received $16.6 million, $20.7 million, and $12.2 million in cash from stock option exercises in 2011, 2010, and 2009, respectively.

The following table summarizes the changes in stock options outstanding during the year ended December 31, 2011:

	Options in millions	Per Share Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Vested and outstanding at December 31, 2010	2.6	$ 11.13	2.59 years	$ 58.2
Expired	—	—	na	na
Exercised	(1.4)	11.29	na	39.6
Vested and outstanding at December 31, 2011	1.2	$ 10.93	1.47 years	$ 27.7

na=not applicable

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the "ESP Plan") under which eligible employees are permitted to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $23,750 in any calendar year), at a price equal to 95% of the closing price of the Common Stock as reported by the New York Stock Exchange at the end of each offering period. At December 31, 2011, the Company had approximately 1.4 million shares available for purchase under the ESP Plan. The ESP Plan is considered non-compensatory under FASB ASC Topic 718, and as a result the Company does not record stock-based compensation expense for employee share purchases. The Company received $3.4 million, $2.8 million, and $2.7 million in cash from share purchases under the ESP Plan during 2011, 2010, and 2009, respectively.

9 — COMPUTATION OF EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of Common Stock outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings. When the impact of common share equivalents is antidilutive, they are excluded from the calculation.

The following table sets forth the reconciliation of the basic and diluted earnings per share computations (in thousands, except per share amounts) for the years ended December 31:

	2011	2010	2009
Numerator:			
Net income used for calculating basic and diluted earnings per common share	$ 136,902	$ 96,285	$ 82,964
Denominator: (1)			
Weighted average number of common shares used in the calculation of basic earnings per share	96,019	95,747	94,658
Common share equivalents associated with stock-based compensation plans	2,827	4,087	2,891
Shares used in the calculation of diluted earnings per share	98,846	99,834	97,549
Earnings per share:			
Basic	$ 1.43	$ 1.01	$ 0.88
Diluted	$ 1.39	$ 0.96	$ 0.85

(1) During 2011, 2010 and 2009, the Company repurchased 5.9 million, 3.9 million, and 0.3 million shares of its Common Stock, respectively.

The following table presents the number of common share equivalents that were not included in the computation of diluted EPS in the table above because the effect would have been antidilutive. During periods with net income, these common share equivalents were antidilutive because their exercise price was greater than the average market value of a share of Common Stock during the period.

	2011	2010	2009
Antidilutive common share equivalents as of December 31 (in millions):	0.5	0.5	1.7
Average market price per share of Common Stock during the year	$ 37.53	$ 26.35	$ 15.52

10 — INCOME TAXES

Following is a summary of the components of income before income taxes for the years ended December 31 (in thousands):

	2011	2010	2009
U.S.	$ 124,915	$ 78,933	$ 54,793
Non-U.S.	77,269	55,152	60,733
Income before income taxes	$ 202,184	$ 134,085	$ 115,526

The expense for income taxes on the above income consists of the following components (in thousands):

	2011	2010	2009
Current tax expense:			
U.S. federal	$ 23,327	$ 9,078	$ 8,749
State and local	4,236	2,645	3,107
Foreign	13,845	10,341	14,340
Total current	41,408	22,064	26,196
Deferred tax (benefit) expense:			
U.S. federal	(5,192)	4,263	7,477
State and local	1,269	72	3,168
Foreign	(1,434)	(6,013)	1,281
Total deferred	(5,357)	(1,678)	11,926
Total current and deferred	36,051	20,386	38,122
Benefit (expense) relating to interest rate swap used to increase (decrease) equity	3,134	(2,523)	(2,530)
Benefit from stock transactions with employees used to increase equity	25,812	18,559	621
Benefit (expense) relating to defined-benefit pension adjustments used to increase (decrease) equity	285	375	(296)
Benefit (expense) of acquired tax assets (liabilities) used to decrease (increase) goodwill	—	1,003	(3,355)
Total tax expense	$ 65,282	$ 37,800	$ 32,562

Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2011	2010
Expense accruals	$ 40,438	$ 39,892
Loss and credit carryforwards	24,282	19,999
Assets relating to equity compensation	18,226	16,599
Other assets	8,949	5,244
Gross deferred tax asset	91,895	81,734
Depreciation	(9,199)	(5,595)
Intangible assets	(17,024)	(14,816)
Prepaid expenses	(10,183)	(9,342)
Other liabilities	—	(110)
Gross deferred tax liability	(36,406)	(29,863)
Valuation allowance	(1,869)	(2,634)
Net deferred tax asset	$ 53,620	$ 49,237

Current net deferred tax assets and current net deferred tax liabilities were $31.4 million and $0.6 million as of December 31, 2011 and $28.4 million and $0.4 million as of December 31, 2010, respectively, and are included in Prepaid expenses and other current assets and Accounts payable and accrued liabilities in the Consolidated Balance Sheets. Long-term net deferred tax assets and long-term net deferred tax liabilities were $22.8 million and zero as of December 31, 2011 and $21.2 million and zero as of December 31, 2010, respectively, and are included in Other assets and Other liabilities in the Consolidated Balance Sheets. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The valuation allowances of $1.9 million as of December 31, 2011 and $2.6 million as of December 31, 2010 relate primarily to non-U.S. net operating losses and domestic capital loss carryforwards that more likely than not will expire unutilized. The net decrease in

the valuation allowance of $0.7 million in 2011 relates primarily to the release of valuation allowances on federal and state capital loss carryovers.

The Company has established a full valuation allowance against domestic realized and unrealized capital losses, as the future utilization of these losses is uncertain. As of December 31, 2011, the Company had U.S. federal capital loss carryforwards of $0.8 million, all of which will expire in 2012. The Company also had $0.8 million in state and local capital loss carryforwards that expire over a similar period of time.

As of December 31, 2011, the Company had state and local tax net operating loss carryforwards of $139.9 million, of which $5.0 million expire within one to five years, $114.2 million expire within six to fifteen years, and $20.7 million expire within sixteen to twenty years. In addition, the Company had non-U.S. net operating loss carryforwards of $27.3 million, of which $2.6 million expire over the next 20 years and $24.7 million that can be carried forward indefinitely. As of December 31, 2011 the Company also had foreign tax credit carryforwards of $10.0 million, the majority of which expire in 2018.

The differences between the U.S. federal statutory income tax rate and the Company's effective tax rate on income before income taxes for the years ended December 31 follow:

	2011	2010	2009
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.8	3.3	3.0
Foreign income taxed at different rates	(5.9)	(6.2)	(5.0)
Repatriation of foreign earnings	(0.4)	8.5	4.1
Record (release) valuation allowance	(0.4)	(12.7)	(4.5)
Foreign tax credits	(2.3)	(0.8)	(1.9)
Record (release) reserve for tax contingencies	3.1	2.0	(3.5)
Other items, net	(0.6)	(0.9)	1.0
Effective tax rate	32.3%	28.2%	28.2%

As of December 31, 2011 and December 31 2010, the Company had gross unrecognized tax benefits of $18.3 million and $15.8 million, respectively. The increase is primarily attributable to uncertainties surrounding the utilization of certain tax attributes. It is reasonably possible that the gross unrecognized tax benefits will be decreased by $2.9 million within the next 12 months due primarily to anticipated settlements of audits and the expiration of certain statutes of limitation. The benefits in question relate primarily to the utilization of certain tax attributes.

The Company classifies uncertain tax positions not expected to be settled within one year as long term liabilities. As of December 31, 2011 and December 31, 2010, the Company had Other Liabilities of $15.4 million and $15.7 million, respectively, related to long term uncertain tax positions.

The Company records accrued interest and penalties related to unrecognized tax benefits in its income tax provision. As of December 31, 2011 and December 31, 2010, the Company had $4.8 million and $3.8 million of accrued interest and penalties, respectively, related to unrecognized tax benefits. These amounts are in addition to the gross unrecognized tax benefits noted above. The total amount of interest and penalties recognized in the Consolidated Statements of Operations for years ending December 31, 2011 and 2010 was $1.5 million and $1.0 million, respectively.

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, for the years ending December 31 (in thousands):

	2011	2010
Beginning balance	$ 15,824	$ 13,804
Additions based on tax positions related to the current year	2,269	3,999
Additions for tax positions of prior years	4,375	592
Reductions for tax positions of prior years	(746)	(137)
Reductions for expiration of statutes	(269)	(610)
Settlements	(2,661)	(1,668)
Change in foreign currency exchange rates	(447)	(156)
Ending balance	$ 18,345	$ 15,824

In 2011, the Company repatriated approximately $32.6 million from its foreign subsidiaries. The cash cost of the repatriation was offset with the utilization of foreign tax credits and capital loss carryovers.

The number of years with open statutes of limitation varies depending on the tax jurisdiction. Generally, the Company's statutes are open for tax years ended December 31, 2007 and forward. Major taxing jurisdictions include the U.S. (federal and state), the United Kingdom, France, Germany, Australia, Italy, Canada, Japan, the Netherlands, and Ireland.

The Internal Revenue Service ("IRS") completed its examination of the federal income tax return of the Company for the tax year ended December 31, 2007. In December 2010, the Company received a report of the audit findings. The Company disagrees with certain of the proposed adjustments and is disputing this matter through applicable IRS and judicial procedures, as appropriate. In addition, in the second quarter of 2011 the IRS commenced an audit of the Company's 2008 and 2009 tax years. The Company continues to comply with all information requests and no material adjustments of the Company's tax positions have been proposed at this time for the 2008 and 2009 tax years. Although the final resolution of these audits is uncertain and there are no assurances that the ultimate resolution will not exceed the amounts recorded, the Company believes that the ultimate disposition of these matters will not have a material adverse effect on its consolidated financial position, cash flows, or results of operations.

Earnings of a non-U.S. subsidiary or affiliate are subject to U.S. taxation when repatriated. The Company intends to reinvest earnings outside the U.S. except in instances where repatriating such earnings would result in minimal additional tax. The Company currently has no plan to remit earnings which will result in a material additional tax cost. Accordingly, the Company has not recognized U.S. tax expense on non-U.S. earnings. At December 31, 2011, the accumulated undistributed earnings of non-U.S. subsidiaries approximated $41.3 million and were indefinitely invested. An estimate of the U.S. income tax liability that would be payable if such earnings were not indefinitely reinvested is $9.7 million.

11 — DERIVATIVES AND HEDGING

The Company enters into a limited number of derivative contracts to offset the potentially negative economic effects of interest rate and foreign exchange movements. The Company accounts for its outstanding derivative contracts in accordance with FASB ASC Topic 815, which requires all derivatives, to include derivatives designated as accounting hedges, to be recorded on the balance sheet at fair value.

The following tables provide information regarding the Company's outstanding derivatives contracts as of, and for, the years ended (in thousands, except for number of outstanding contracts):

December 31, 2011

Derivative Contract Type	Number of Outstanding Contracts	Contract Notional Amount	Fair Value Asset (Liability) (4)	Balance Sheet Line Item	OCI Unrealized (Loss), Net Of Tax
Interest rate swap (1)	1	$ 200,000	$ (9,891)	Other liabilities	$ (5,934)
Interest rate swaps (2)	2	30,750	(98)	Accrued liabilities	—
Foreign currency forwards (3)	60	99,585	272	Other current assets	—
Total	63	$ 330,335	$ (9,717)		$ (5,934)

December 31, 2010

Derivative Contract Type	Number of Outstanding Contracts	Contract Notional Amount	Fair Value Asset (Liability) (4)	Balance Sheet Line Item	OCI Unrealized (Loss), Net Of Tax
Interest rate swap (1)	1	$ 200,000	$ (2,101)	Other liabilities	$ (1,261)
Interest rate swaps (2)	2	147,750	(3,966)	Other liabilities	—
Foreign currency forwards (3)	63	250,220	618	Other current assets	—
Total	66	$ 597,970	$ (5,449)		$ (1,261)

(1) The Company designates and accounts for this swap as a cash flow hedge of the forecasted interest payments on borrowings. As a result, changes in fair value of this swap are deferred and are recorded in OCI, net of tax effect. The Company entered into this swap in December 2010 (see Note 5 — Debt).

(2) Changes in the fair value of these swaps are recognized in earnings. Both swaps matured in January 2012.

(3) The Company has foreign exchange transaction risk since it typically enters into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currency. The Company enters into short-term foreign currency forward exchange contracts to offset the economic effects of these foreign currency transaction risks. These contracts are accounted for at fair value with realized and unrealized gains and losses recognized in Other income (expense), net since the Company does not designate these contracts as hedges for accounting purposes. All of the outstanding contracts at December 31, 2011 matured by the end of January 2012.

(4) See Note 12 — Fair Value Disclosures for the determination of the fair value of these instruments.

At December 31, 2011 the Company's derivative counterparties were all large investment grade financial institutions. The Company did not have any collateral arrangements with its derivative counterparties, and none of the derivative contracts contained credit-risk related contingent features.

The following table provides information regarding derivative gains and losses that have been recognized in the Consolidated Statements of Operations for the years ended December 31 (in thousands):

Amount recorded in:	2011	2010	2009
Interest expense, net (1)	$ 4.1	$ 10.7	$ 9.6
Other expense (income), net (2)	1.2	(2.8)	(0.7)
Total expense, net	$ 5.3	$ 7.9	$ 8.9

(1) Consists of interest expense from interest rate swap contracts.

(2) Consists of realized and unrealized gains and losses on foreign currency forward contracts.

12 — FAIR VALUE DISCLOSURES

The Company's financial instruments include cash equivalents, fees receivable from customers, accounts payable, and accruals which are normally short-term in nature. The Company believes the carrying amounts of these financial instruments reasonably approximates their fair value due to their short-term nature. The Company's financial instruments also includes borrowings outstanding under its 2010 Credit Agreement, and at December 31, 2011, the Company had $200.0 million of floating rate debt outstanding under this arrangement, which is carried at amortized cost. The Company believes the carrying amount of the outstanding borrowings reasonably approximates fair value since the rate of interest on the borrowings reflect current market rates of interest for similar instruments with comparable maturities.

FASB ASC Topic 820 provides a framework for the measurement of fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of assets and liabilities. Classification within the hierarchy is based upon the lowest level of input that is significant to the resulting fair value measurement. The valuation hierarchy contains three levels. Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include significant other observable inputs such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; observable inputs such as interest rates and yield curves; and other market-corroborated inputs. Level 3 measurements include significant unobservable inputs, such as internally-created valuation models. The Company does not currently utilize Level 3 valuation inputs to remeasure any of its assets or liabilities. However, level 3 inputs may be used by the Company in its required annual impairment review of goodwill. Information regarding the periodic assessment of the Company's goodwill is included in Note 1 — Business and Significant Accounting Policies.

The Company has a limited number of assets and liabilities recorded in its Consolidated Balance Sheets that are remeasured to fair value on a recurring basis, which are presented in the following table (in thousands):

Description:	Fair Value December 31, 2011	Fair Value December 31, 2010
Assets:		
Deferred compensation plan assets (1)	$ 25,050	$ 24,113
Pension reinsurance asset (2)	12,980	11,680
Foreign currency forward contracts (3)	272	618
	$ 38,302	$ 36,411
Liabilities:		
Deferred compensation plan liabilities (1)	$ 28,100	$ 26,900
Interest rate swap contracts (4)	9,989	6,067
	$ 38,089	$ 32,967

(1) The Company has a deferred compensation plan for the benefit of certain highly compensated officers, managers and other key employees (see Note 13 — Employee Benefits). The plan's assets consist of investments in money market and mutual funds, and company-owned life insurance contracts.

The money market funds consist of cash equivalents while the mutual fund investments consist of publicly-traded and quoted equity shares. The Company considers the fair value of these assets to be based on Level 1 inputs, and these assets had a fair value of $8.0 million and $7.5 million as of December 31, 2011 and 2010, respectively. The carrying amount of the life insurance contracts equals their cash surrender value, as required by U.S. GAAP, which approximates fair value. Cash surrender value represents the estimated amount that the Company would receive upon termination of the contract. The Company considers the life insurance contracts to be valued based on a Level 2 input, and these assets had a fair value of $17.0 million and $16.6 million at December 31, 2011 and 2010, respectively. The related deferred compensation plan liabilities are recorded at fair value, or the amount needed to settle the liability, which the Company also considers to be based on a Level 2 input.

(2) The Company maintains a pension reinsurance asset to fund payments for one of its defined benefit pension plans (see Note 13— Employee Benefits). The reinsurance asset is carried at its cash surrender value, which approximates its fair value. The Company considers the reinsurance contract to be valued based on a Level 2 input

(3) The Company enters into foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates (see Note 11 — Derivatives and Hedging). Valuation of the foreign currency forward contracts is based on foreign currency exchange rates in active markets, which the Company considers a Level 2 input.

(4) On December 31, 2011, the Company had three outstanding interest rate swap contracts (see Note 11 — Derivatives and Hedging). To determine the fair value of these over-the-counter financial instruments, the Company relies on mark-to-market valuations prepared by third-party brokers. These valuations are based on observable interest rates from recently executed market transactions or broker quotes corroborated by other observable market data. Accordingly, the fair value of the swaps is determined under a Level 2 input. The Company independently corroborates the reasonableness of the swap valuations prepared by third-party brokers through the use of an electronic quotation service.

13 — EMPLOYEE BENEFITS

Savings and investment plan. The Company has a savings and investment plan covering substantially all domestic employees. Company contributions are based upon the level of employee contributions, up to a maximum of 4% of the employee's eligible salary, subject to an annual maximum. For 2011, the maximum match was $6,600. In addition, the Company may also contribute at least 1% of an employee's base compensation, subject to an IRS annual limitation of $2,450 for 2011. Amounts expensed in connection with the plan totaled $15.9 million, $14.6 million, and $13.0 million, in 2011, 2010, and 2009, respectively.

Deferred compensation plan. The Company has a supplemental deferred compensation plan for the benefit of certain highly compensated officers, managers and other key employees, which is structured as a rabbi trust. The plan's investment assets are classified in Other assets on the Consolidated Balance Sheets at fair value. The value of these assets was $25.1 million and $24.1 million at December 31, 2011 and 2010, respectively (see Note 12 — Fair Value Disclosures for a description regarding the determination of fair value for these assets). The corresponding deferred compensation liability of $28.1 million and $26.9 million at December 31, 2011 and 2010, respectively, is carried at fair value, and is adjusted with a corresponding charge or credit to compensation cost to reflect the fair value of the amount owed to the employees which is classified in Other liabilities on the Consolidated Balance Sheets. Total compensation expense recognized for the plan was $0.3 million in 2011, zero in 2010, and $0.1 million in 2009.

Defined benefit pension plans. The Company has defined-benefit pension plans in several of its non-U.S. locations. Benefits earned under these plans are based on years of service and level of employee compensation. The Company accounts for defined benefit plans in accordance with the requirements of FASB ASC Topics 715 and 960.

The following are the components of net periodic pension expense for the years ended December 31 (in thousands):

	2011	2010	2009
Service cost	$ 1,890	$ 1,875	$ 1,465
Interest cost	1,010	840	742
Expected return on plan assets	(125)	—	—
Recognition of actuarial gain	(135)	(350)	(200)
Recognition of termination benefits	65	65	192
Net periodic pension expense (1)	$ 2,705	$ 2,430	$ 2,199

(1) Pension expense is classified in SG&A in the Consolidated Statements of Operations.

The following are the assumptions used in the computation of net periodic pension expense for the years ended December 31:

	2011	2010	2009
Weighted-average discount rate	4.40%	3.95%	4.85%
Average compensation increase	2.65%	2.80%	3.27%

Discount rates are typically determined by utilizing the yields on long-term corporate or government bonds in the relevant country with a duration consistent with the expected term of the underlying pension obligations.

The following table provides information related to changes in the projected benefit obligation for the years ended December 31 (in thousands):

	2011	2010	2009
Projected benefit obligation at beginning of year	$ 19,730	$ 14,358	$ 13,286
Service cost	1,890	1,875	1,465
Interest cost	1,010	840	742
Actuarial (gain) loss	(948)	1,100	(1,034)
Addition of foreign pension plan (1)	—	1,961	—
Benefits paid (2)	(390)	(220)	(562)
Foreign currency impact	(132)	(184)	461
Projected benefit obligation at end of year (3)	$ 21,160	$ 19,730	$ 14,358

(1) The Company adopted the defined benefit pension plan accounting provisions of FASB ASC Topics 715 and 960 for a non-U.S. plan on December 31, 2010. Previously the Company had accounted for this plan in accordance with local statutory accounting requirements. The adoption of FASB ASC Topics 715 and 960 for this plan did not result in the recognition of additional expense.

(2) The Company projects the following amounts will be paid in future years to plan participants: $0.4 million in 2012; $1.2 million in 2013; $1.3 million in 2014; $0.8 million in 2015; $0.9 million in 2016; and $6.5 million in the five years thereafter.

(3) Measured as of December 31.

The following table provides information regarding the plan projected benefit obligation and other amounts recorded in the Consolidated Balance Sheets as of December 31 (in thousands):

	2011	2010	2009
Projected benefit obligation	$ 21,160	$ 19,730	$ 14,358
Plan assets at fair value (1)	(2,480)	(2,130)	—
Funded status – shortfall (2)	$ 18,680	$ 17,600	$ 14,358
Amounts recorded in the Consolidated Balance Sheets:			
Other assets — reinsurance asset (3)	$ 12,980	$ 11,680	$ 10,451
Other liabilities — accrued pension obligation (2)	$ 18,680	$ 17,600	$ 14,358
Stockholders' equity — unrealized actuarial gain (4)	$ 2,488	$ 2,205	$ 3,217

(1) Consists of the assets of a non-U.S. plan for which the Company adopted the accounting provisions of FASB ASC Topics 715 and 960 on December 31, 2010. These assets are considered assets of the plan for accounting purposes and are thus not recorded on the Company's Consolidated Balance Sheets. The assets are maintained with a third-party insurance company and are invested in a diversified portfolio of equities, bonds, and other investments. The assets are primarily valued based on Level 1 and Level 2 inputs under the fair value hierarchy in FASB ASC Topic 820, and the Company considers the overall portfolio of these assets to be of medium investment risk. The projected long-term rate of return on these plan assets was 4.1% as of December 31, 2011. For the year-ended December 31, 2011, the Company contributed $0.6 million to this plan, the actual return on plan assets was $(0.1) million, and benefits paid to participants was $0.1 million.

(2) The funded status — shortfall represents the amount of the projected benefit obligation that the Company has not funded. This amount is recorded as a liability in Other Liabilities on the Company's Consolidated Balance Sheets. The Company expects to contribute approximately $0.6 million to these plans in 2012.

(3) Consists of a reinsurance asset arrangement with a large international insurance company that was rated investment grade as of December 31, 2011. The purpose of the reinsurance asset arrangement is to fund the benefit payments under one of the Company's foreign defined benefit pension plans. However, the reinsurance asset is not legally segregated or restricted for purposes of meeting the pension obligation and as a result is not acknowledged as a pension plan asset under U.S. GAAP. As a result, the reinsurance asset is carried on the Company's Consolidated Balance Sheets at its cash surrender value, which the Company believes reasonably approximates its fair value.

(4) The balance recorded in Stockholders' Equity, net of tax represents the plan's net unrealized actuarial gain which will be amortized against net periodic pension cost, thereby reducing the amount of the charge, over approximately 15 years. Amortization of the unrealized gain at December 31, 2011 is projected to reduce the Company's net periodic pension cost in 2012 by approximately $0.2 million.

14 — SEGMENT INFORMATION

The Company manages its business through three reportable segments: Research, Consulting and Events. Research consists primarily of subscription-based research products, access to research inquiry, peer networking services, and membership programs. Consulting consists primarily of consulting, measurement engagements, and strategic advisory services. Events consists of various symposia, conferences and exhibitions.

The Company evaluates reportable segment performance and allocates resources based on gross contribution margin. Gross contribution, as presented in the table below, is defined as operating income excluding certain COS and SG&A expenses, depreciation, acquisition and integration charges, and amortization of intangibles. Certain bonus and fringe benefit costs included in consolidated COS are not allocated to segment expense. The accounting policies used by the reportable segments are the same as those used by the Company. There are no intersegment revenues.

The Company earns revenue from clients in many countries. Other than the United States, there is no individual country in which revenues from external clients represent 10% or more of the Company's consolidated revenues. Additionally, no single client accounted for 10% or more of total revenue and the loss of a single client, in management's opinion, would not have a material adverse effect on revenues. The Company does not identify or allocate assets, including capital expenditures, by reportable segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

The following tables present operating information about the Company's reportable segments for the years ended December 31 (in thousands):

	Research	Consulting	Events	Consolidated
2011				
Revenues	$ 1,012,062	$ 308,047	$ 148,479	$ 1,468,588
Gross contribution	682,136	114,838	66,265	863,239
Corporate and other expenses				(649,177)
Operating income				$ 214,062

	Research	Consulting	Events	Consolidated
2010				
Revenues	$ 865,000	$ 302,117	$ 121,337	$ 1,288,454
Gross contribution	564,527	121,885	55,884	742,296
Corporate and other expenses				(593,031)
Operating income				$ 149,265

	Research	Consulting	Events	Consolidated
2009				
Revenues	$ 752,505	$ 286,847	$ 100,448	$ 1,139,800
Gross contribution	489,862	112,099	40,945	642,906
Corporate and other expenses				(508,429)
Operating income				$ 134,477

The Company's revenues are generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international sales agents. Most of the Company's products and services are provided on an integrated worldwide basis, and because of this integrated delivery, it is not practical to precisely separate our revenues by geographic location. Accordingly, the separation set forth in the table below is based upon internal allocations, which involve certain management estimates and judgments. Revenues in the table are reported based on where the sale is fulfilled; "Other International" revenues are those attributable to all areas located outside of the United States, Canada, and Europe, Middle East, Africa.

Summarized information by geographic location as of and for the years ended December 31 follows (in thousands):

	2011	2010	2009
Revenues:			
United States and Canada	$ 861,481	$ 765,793	$ 663,832
Europe, Middle East and Africa	437,194	380,771	360,791
Other International	169,913	141,890	115,177
Total revenues	$ 1,468,588	$ 1,288,454	$ 1,139,800
Long-lived assets: (1)			
United States and Canada	$ 85,194	$ 69,163	$ 65,896
Europe, Middle East and Africa	23,673	21,856	21,924
Other International	10,754	6,175	2,404
Total long-lived assets	$ 119,621	$ 97,194	$ 90,224

(1) Excludes goodwill and other intangible assets.

15 — VALUATION AND QUALIFYING ACCOUNTS

The Company maintains an allowance for losses which is composed of a bad debt allowance and a revenue reserve. Provisions are charged against earnings either as an increase to expense or a reduction in revenues. The following table summarizes activity in the Company's allowance for the years ended December 31(in thousands):

	Balance at Beginning of Year	Additions Charged to Expense	Additions Charged Against Revenues	Deductions from Reserve	Balance at End of Year
2009:					
Allowance for doubtful accounts and returns and allowances	$ 7,800	$ 2,100	$ 6,000	$ (7,800)	$ 8,100
2010:					
Allowance for doubtful accounts and returns and allowances	$ 8,100	$ 800	$ 2,000	$ (3,700)	$ 7,200
2011:					
Allowance for doubtful accounts and returns and allowances	$ 7,200	$ 930	$ 4,390	$ (5,260)	$ 7,260

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report on Form 10-K to be signed on its behalf by the undersigned, duly authorized, in Stamford, Connecticut, on February 23, 2012.

Gartner, Inc.

Date: February 23, 2012

By: /s/ Eugene A. Hall
Eugene A. Hall
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Eugene A. Hall and Christopher J. Lafond and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in all capacities, to sign all amendments to this Report on Form 10-K, and to file the same, with appropriate exhibits and other related documents, with the Securities and Exchange Commission. Each of the undersigned, ratifies and confirms his or her signatures as they may be signed by his or her attorney-in-fact to any amendments to this Report. Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Eugene A. Hall Eugene A. Hall	Director and Chief Executive Officer (Principal Executive Officer)	February 23, 2012
/s/ Christopher J. Lafond Christopher J. Lafond	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2012
/s/ Michael J. Bingle Michael J. Bingle	Director	February 23, 2012
/s/ Richard J. Bressler Richard J. Bressler	Director	February 23, 2012
/s/ Raul E. Cesan Raul E. Cesan	Director	February 23, 2012
/s/ Karen E. Dykstra Karen E. Dykstra	Director	February 23, 2012
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 23, 2012
/s/ William O. Grabe William O. Grabe	Director	February 23, 2012
/s/ Stephen G. Pagliuca Stephen G. Pagliuca	Director	February 23, 2012
/s/ James C. Smith James C. Smith	Director	February 23, 2012

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	State/Country
• AMR Research, Inc.	Delaware, USA
• AMR Research International, Ltd.	Delaware, USA
• Burton Group, Inc.	Utah, USA
• Computer Financial Consultants, Inc.	Delaware, USA
• Computer Financial Consultants, Limited	United Kingdom
• Computer Financial Consultants (Management) Limited	United Kingdom
• Dataquest Australia Pty. Ltd.	Australia
• Dataquest, Inc.	California, USA
• Decision Drivers, Inc.	Delaware, USA
• G.G. Properties, Ltd.	Bermuda
• Gartner Advisory (Singapore) PTE LTD.	Singapore
• Gartner Australasia PTY Limited	Australia
• Gartner Austria GmbH	Austria
• Gartner Belgium BVBA	Belgium
• Gartner Canada Co.	Nova Scotia, Canada
• Gartner Consulting (Beijing) Co., LTD.	China
• Gartner Denmark ApS	Denmark
• Gartner Deutschland, GmbH	Germany
• Gartner do Brasil Servicos de Pesquisas LTDA.	Brazil
• Gartner Enterprises, Ltd.	Delaware, USA
• Gartner Espana, S.L.	Spain
• Gartner Europe Holdings, B.V.	The Netherlands
• Gartner France S.A.R.L.	France
• Gartner Gulf FZ, LLC	United Arab Emirates
• Gartner Group Argentina S.A.	Argentina
• Gartner Group Taiwan Ltd.	Taiwan
• Gartner (Thailand) Ltd.	Thailand
• Gartner Holdings Ireland	Bermuda
• Gartner Holdings, LLC	Delaware, USA
• Gartner Hong Kong, Limited	Hong Kong
• Gartner India Research & Advisory Services Private Ltd.	India
• Gartner Investments I, LLC	Delaware, USA
• Gartner Investments II, LLC	Delaware, USA
• Gartner Ireland Limited	Ireland
• Gartner Italia, S.r.l.	Italy
• Gartner Israel Advisory Ltd.	Israel
• Gartner Japan Ltd.	Japan
• Gartner Mexico S. de R. L. de C.V.	Mexico
• Gartner Nederland B.V.	The Netherlands
• Gartner Norge A.S.	Norway
• Gartner Research & Advisory (Malaysia) SND.BHD	Malaysia
• Gartner Research & Advisory Korea Co., Ltd.	Korea
• Gartner Sverige AB	Sweden
• Gartner Switzerland GmbH	Switzerland
• Gartner U.K. Limited	United Kingdom
• The Research Board, Inc.	Delaware, USA
• Wentworth Research Limited	United Kingdom
• 1422722 Ontario, Inc.	Canada
• META Group GmbH	Germany
• META Group CESE GmbH	Germany
• META Group Deutschland GmbH	Germany
• META Group UK Holdings Ltd.	United Kingdom
• META Group UK Ltd.	United Kingdom
• META Saudi Arabia	Saudi Arabia

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Gartner, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-30546, No. 333-91256, No. 333-97557, No. 333-104753, No. 333-120767, No. 333-127349, No. 333-160924, 333-176058), on Form S-8 of Gartner, Inc. of our reports dated February 22, 2012, with respect to the consolidated balance sheets of Gartner, Inc. as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Gartner, Inc.

(KPMG LLP LOGO)

/s/ KPMG LLP

New York, New York
February 23, 2012

Exhibit 31.1

CERTIFICATION

I, Eugene A. Hall, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer
Date: February 23, 2012

Exhibit 31.2

CERTIFICATION

I, Christopher J. Lafond, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Christopher J. Lafond
Christopher J. Lafond
Chief Financial Officer
Date: February 23, 2012

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gartner, Inc. (the "Company") on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eugene A. Hall Chief Executive Officer of the Company, and Christopher J. Lafond, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eugene A. Hall
Name: Eugene A. Hall
Title: Chief Executive Officer
Date: February 23, 2012

/s/ Christopher J. Lafond
Name: Christopher J. Lafond
Title: Chief Financial Officer
Date: February 23, 2012

A signed original of this written statement required by Section 906 has been provided to Gartner, Inc. and will be retained by Gartner, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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Board of Directors

Michael J. Bingle
Managing Director
Silver Lake

Richard J. Bressler
Managing Director
Thomas H. Lee Partners

Raul E. Cesan
Founder and Managing Partner
Commercial Worldwide, LLC
Former President and COO
Schering-Plough Corporation

Karen E. Dykstra
Former Partner
Plainfield Asset Management
Former CFO
Automatic Data Processing

Anne Sutherland Fuchs
Group President
Growth Brands Division
J.C. Penney
Chair, Commission on Women's
Issues for New York City

William O. Grabe
Advisory Director
General Atlantic

Eugene A. Hall
Chief Executive Officer
Gartner

Stephen G. Pagliuca
Managing Director
Bain Capital Partners

James C. Smith
Chairman of the Board
Gartner
Retired Chairman and CEO
First Health Group Corp.

GARTNER HEADQUARTERS

Corporate Headquarters
56 Top Gallant Road
Stamford, CT 06902-7700
U.S.A.
+1 203 964 0096

Europe Headquarters
Tamesis
The Glanty
Egham
Surrey, TW20 9AW
UNITED KINGDOM
+44 1784 431611

Asia/Pacific Headquarters
Gartner Australasia Pty. Ltd.
Level 9, 141 Walker Street
North Sydney
New South Wales 2060
AUSTRALIA
+61 2 9459 4600

Japan Headquarters
Gartner Japan, Ltd.
Atago Green Hills MORI Tower, 5F
2-5-1 Atago, Minato-ku
Tokyo 105-6205,
JAPAN
+81 3 6430 1800

Latin America Headquarters
Gartner do Brasil
Av. Das Nações Unidas 12.551, 25° andar
World Trade Center, Brooklin Novo
São Paulo 04573-903
BRAZIL
+ 55 11 3043 7544

For more information, email info@gartner.com or visit gartner.com. Produced by Marketing Communications COCORPANNLRPRT033012

Gartner®